Exhibit 99.2 UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

In re: PACIFIC DRILLING S.A., et al., Debtors[1]	: : : : : : : :	Chapter 11 Case No. 17-13193 (MEW) (Jointly Administered)
:

FINDINGS OF FACT, CONCLUSIONS OF

LAW, AND ORDER CONFIRMING FOURTH AMENDED JOINT

PLAN OF REORGANIZATION FOR PACIFIC DRILLING S.A. AND CERTAIN

OF ITS AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

WHEREAS, Pacific Drilling S.A. (“PDSA”), on behalf of itself and certain of its affiliates as debtors and debtors in possession in the above-captioned chapter 11 cases (collectively, the “Debtors,”2 and together with their non-Debtor affiliates, the “Company”), as “proponents of the plan” within the meaning of section 1129 of title 11 of the United States Code (the “Bankruptcy Code”), filed the Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to

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The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are: Pacific Drilling S.A., Pacific Drilling (Gibraltar) Limited, Pacific Drillship (Gibraltar) Limited, Pacific Drilling, Inc. (1524), Pacific Drilling Finance S.à r.l., Pacific Drilling Limited, Pacific Drillship S.à r.l., Pacific Sharav S.à r.l. (2431), Pacific Drilling VII Limited, Pacific Drilling V Limited, Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073), Pacific Bora Ltd. (9815), Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103), Pacific Drilling Operations, Inc. (4446), Pacific Santa Ana S.à r.l. (6417), Pacific Drilling, LLC (7655), Pacific Drilling Services, Inc. (5302), Pacific Drillship Nigeria Limited (0281) and Pacific Sharav Korlátolt Felel sség Társaság.

[2]	For the avoidance of doubt, Pacific Drilling VIII Limited (“PDVIII”) and Pacific Drilling Services, Inc. (“PDSI”) are not Debtors for purposes of the Plan and this order (the “Confirmation Order”).

Chapter 11 of the Bankruptcy Code [Docket No. 713], dated as of October 29, 2018 (as modified to reflect certain rulings made by the Court during the Confirmation Hearing (as defined herein), the “Plan”)3 and the Modified Third Amended Disclosure Statement for the Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 621], dated as of September 27, 2018 (the “Disclosure Statement”);

WHEREAS, on August 10, 2018, the United States Bankruptcy Court for the Southern District of New York (the “Court”) entered the Order (I) Establishing Terms for Further Plan Mediation and (II) Establishing Certain Hearing Dates [Docket No. 482] (the “Scheduling Order”), which, among other things, scheduled a hearing on the Disclosure Statement (the “Disclosure Statement Hearing”) for September 18, 2018 at 11:00 a.m. (prevailing Eastern Time);

WHEREAS, on August 23, 2018, the Court entered the Order (I) Authorizing the Debtors to (A) Enter into Exit Financing Commitment Letter and Related Agreements and (B) Incur and Pay Certain Related Fees and/or Premiums, Indemnities, Costs and Expenses; and (II) Granting Related Relief [Docket No. 518], authorizing the Debtors to

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Capitalized terms used but not otherwise herein defined shall have the meanings ascribed to such terms in (a) the Plan, a copy of which is annexed hereto as Exhibit A, or (b) the Debtors’ Memorandum of Law in Support of Confirmation of Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated as of October 29, 2018 [Docket No. 721] (the “Confirmation Brief”), as applicable. Any term used in the Plan or this Confirmation Order that is not defined in the Plan or this Confirmation Order, but that is used in the Bankruptcy Code or the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), shall have the meaning ascribed to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

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enter into an exit financing commitment letter and related agreements and pay related fees and expenses;

WHEREAS, on September 5, 2018, the Court entered the Order Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code Authorizing the Debtors to Enter into Second Lien Commitment Agreement and Pay Related Fees [Docket No. 561] authorizing the Debtors to enter into the Second Lien Commitment Agreement and pay related fees and expenses;

WHEREAS, on September 25, 2018, the Court entered the Order Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code Authorizing the Debtors to Enter into Equity Commitment Agreement and Pay Related Fees [Docket No. 616] authorizing the Debtors to enter into the Equity Commitment Agreement and pay related fees and expenses;

WHEREAS, on September 18, 2018, the Disclosure Statement Hearing was adjourned by oral request of the parties to September 25, 2018 at 4:00 p.m. (prevailing Eastern Time) pursuant to the Notice of Adjournment of Certain Matters Scheduled for September 18, 2018 [Docket No. 599];

WHEREAS, on September 26, 2018, after due and proper notice and the conclusion of the Disclosure Statement Hearing, the Court entered the Order Approving (I) The Disclosure Statement; (II) The Form and Manner of the Disclosure Statement Hearing Notice; (III) Certain Key Dates Relating to Confirmation of the Plan; (IV) Procedures for Solicitation; (V) Forms of Ballots and Notices; (VI) Procedures for Tabulation of Votes; and (VII) Procedures for Notice of the Confirmation Hearing and Objections to Confirmation of the

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Plan [Docket No. 618] (together with any schedules and exhibits thereto, the “Solicitation Procedures Order”), which, pursuant to sections 105, 1125, 1126, and 1128 of the Bankruptcy Code, Bankruptcy Rules 2002, 3016, 3017, 3018, 3020, and 9006, and 3017-1, 3018-1, and 3020-1 of the Local Bankruptcy Rules for the United States Bankruptcy Court for the Southern District of New York (the “Local Rules”), among other things, (a) approved the Disclosure Statement, (b) established solicitation and voting procedures, and (c) established notice and objection procedures in respect of confirmation of the Plan, including the form and method of notice of the hearing to consider confirmation of the Plan on October 31, 2018 at 10:00 a.m. (prevailing Eastern time) (the “Confirmation Hearing”);

WHEREAS, pursuant to the Scheduling Order and the procedures for solicitation of votes to accept or reject the Plan (the ”Solicitation Procedures”), the Court established October 24, 2018, at 4:00 p.m. (prevailing Eastern Time) as the deadline to vote on the Plan (the “Voting Deadline”) and October 24, 2018, at 4:00 p.m. (prevailing Eastern Time) as the deadline to file an objection to Confirmation of the Plan (the “Plan Objection Deadline”);

WHEREAS, on October 15, 2018, the Debtors filed the Notice of Revised Dates in Connection with Confirmation of the Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 665], extending the Plan Supplement Filing Deadline through and including October 22, 2018 and extending the Voting Deadline and Plan Objection Deadline to October 25, 2018 at 4:00 p.m. (prevailing Eastern Time);

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WHEREAS, on September 27, 2018, the Debtors filed the Notice of Filing of Solicitation Versions of (I) Modified Third Amended Joint Plan of Reorganization and (II) Modified Third Amended Disclosure Statement [Docket No. 623];

WHEREAS, on September 27, 2018, the Debtors filed the Notice of Hearing to Consider Confirmation of, and Deadline for Objecting to, the Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 624] (the “Confirmation Hearing Notice”);

WHEREAS, as set forth in the Certifications of Publication of Notice of Hearing to Consider Confirmation of, and Deadline for Objecting to, the Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated as of October 18, 2018 [Docket No. 677], the Debtors published the Confirmation Hearing Notice in the Houston Chronicle on October 2, 2018 and in Upstream on October 5, 2018;

WHEREAS, on September 27, 2018, as set forth in the Affidavit of Service of James Daloia Regarding Solicitation Materials, dated as of October 2, 2018 [Docket No. 637], admitted into evidence at the Confirmation Hearing (the “Solicitation Materials Declaration”), the Debtors, through the Solicitation Agent, caused copies of the following documents to be served, via overnight mail, to the voting Classes under the Plan (Class 6A(i) – Term Loan B Claims, Class 6A(ii) – 2020 Notes Claims, and Class 6C – 2017 Notes Claims): (a) a flash drive containing: (i) the Disclosure Statement with all exhibits, including the Plan, and (ii) the Solicitation Procedures Order without exhibits; and (b) paper copies of (i) the Confirmation Hearing Notice; (ii) a letter in support of

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the Plan from the Debtors; and (iii) the appropriate Ballot, along with a postage-prepaid return envelope;

WHEREAS, on September 27, 2018, as set forth in the Solicitation Materials Declaration, the Debtors, through the Solicitation Agent, caused a Notice of Non-Voting Status to be served, via overnight mail, to the Holders of Claims and Interests in Classes 1A–1E, 2A–2E, 3A–3E, 4A, 5B, 7A–7E, 8A–8E, 9A–9E, 10D, 11A, 11B, 11C, and 11E of the Plan, which notice:    (a) identified the treatment of Classes that are either Unimpaired or are not entitled to receive or retain property of the Debtors under the Plan; (b) set forth the manner in which a copy of the Disclosure Statement and Plan may be obtained; (c) provided notice of the Confirmation Hearing and the Plan Objection Deadline, as well as procedures for filing objections and responses to Confirmation of the Plan; and (d) provided disclosure regarding the releases, injunctions, and exculpations provided for in the Plan;

WHEREAS, on October 17, 2018, the Debtors filed the Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization [Docket No. 674], and on October 22, 2018, the Debtors filed the Amended Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization [Docket No. 690] (collectively, and as thereafter amended, modified, or supplemented from time to time, the “Plan Supplement”);

WHEREAS, on October 22, 2018, the Debtors filed the Notice of (A) Executory Contracts and Unexpired Leases to Be Assumed by Certain of the Debtors

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Pursuant to the Plan, and (B) Cure Claim Amounts, If Any [Docket No. 687] (as may be amended, modified, or supplemented, the “Cure Notice”);

WHEREAS, the following declarations (collectively, the “Confirmation Declarations”) were attached to the Confirmation Brief in support of Confirmation of the Plan and were admitted into evidence at the Confirmation Hearing:

a.	the Declaration of Daniel J. Ward in Support of Confirmation of Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates (the “Ward Declaration”);

b.

the Declaration of Marc Brown of AlixPartners, LLP in Support of Confirmation of Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates (the “Brown Declaration”)

c.

the Declaration of N. Scott Fine of Pacific Drilling in Support of (A) Confirmation of Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates; and (B) Application as Supplemented of Quantum Pacific (Gibraltar) Limited Pursuant to 11 U.S.C. §§ 503(B)(3)(D) and 503(B)(4) for Allowance and Reimbursement of Reasonable Fees and Actual, Necessary Expenses in Making a Substantial Contribution to These Chapter 11 Cases (the “Fine Declaration”); and

d.	the Declaration of Johannes (John) Boots in Support of Confirmation of Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates (the “Boots Declaration”);

WHEREAS, the following declarations previously filed in these Chapter 11 Cases in support of Confirmation of the Plan were admitted into evidence at the Confirmation Hearing (collectively with the Confirmation Declarations and the Solicitation Materials Declaration, the “Declarations”):

a.

the Declaration of Johannes (John) Boots in Support of the Motion of the Debtors and Debtors in Possession for Entry of an Order (I) Authorizing the Debtors to (A) Enter into Exit Financing Commitment Letter and Related Agreements and (B) Incur and Pay Certain Related Fees and/or

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Premiums, Indemnities, Costs and Expenses; and (II) Granting Related Relief, dated as of August 10, 2018 [Docket No. 481-2];

b.

the Declaration of Daniel A. Celentano in Support of the Motion of the Debtors and Debtors in Possession for Entry of an Order (I) Authorizing the Debtors to (A) Enter into Exit Financing Commitment Letter and Related Agreements and (B) Incur and Pay Certain Related Fees and/or Premiums, Indemnities, Costs and Expenses; and (II) Granting Related Relief, dated as of August 10, 2018 [Docket No. 481-3];

c.

the Declaration of Paul T. Reese in Support of Motion of Debtors Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code for an Order Authorizing the Debtors to Enter into Second Lien Commitment Agreement and Pay Related Fees and Expenses, dated as of August 24, 2018 [Docket No. 520-2];

d.

the Declaration of Daniel A. Celentano in Support of Motion of Debtors Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code for an Order Authorizing the Debtors to Enter into Second Lien Commitment Agreement and Pay Related Fees and Expenses, dated as of August 24, 2018 [Docket No. 520-3];

e.

the Declaration of Johannes (John) Boots in Support of Motion of Debtors Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code for an Order Authorizing the Debtors to Enter into Equity Commitment Agreement and Pay Related Fees and Expenses, dated as of August 28, 2018 [Docket No. 535-2];

f.

the Declaration of Daniel A. Celentano in Support of Motion of Debtors Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code for an Order Authorizing the Debtors to Enter into Equity Commitment Agreement and Pay Related Fees and Expenses, dated as of August 28, 2018 [Docket No. 535-3];

g.

the Supplemental Declaration of Daniel A. Celentano in Support of Motion of Debtors Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code for an Order Authorizing the Debtors to Enter into Second Lien Commitment Agreement and Pay Related Fees and Expenses, dated as of August 29, 2018 [Docket No. 543];

h.

the Supplemental Declaration of Daniel Celentano in Support of Motion of Debtors Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code for an Order Authorizing the Debtors to Enter into Equity Commitment Agreement and Pay Related Fees and Expenses, dated as of September 25, 2018 [Docket No. 607-1]; and

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i.

the Declaration of Christina Pullo of Prime Clerk LLC Regarding Solicitation of Votes and Tabulation of Ballots Cast on the Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated as of October 26, 2018 [Docket No. 708] (the “Voting Report”), attesting and certifying the method and results of the tabulation for Claims in Class 6A(i) – Term Loan B Claims, Class 6A(ii) – 2020 Notes Claims, and Class 6C – 2017 Notes Claims (collectively, the “Undersecured Claims”) entitled to vote to accept or reject the Plan; and

WHEREAS, the Confirmation Hearing was held on October 31, 2018;

NOW, THEREFORE, based on the Declarations, the record of the Confirmation Hearing, including all the evidence proffered or adduced, and the arguments of counsel made, at the Confirmation Hearing, and the entire record of the Chapter 11 Cases; and after due deliberation thereon and sufficient cause appearing therefor,

IT IS HEREBY FOUND AND DETERMINED THAT:

FINDINGS OF FACT AND CONCLUSIONS OF LAW

A. Findings of Fact and Conclusions of Law.

1. The findings and conclusions set forth herein, together with the findings of fact and conclusions of law set forth in the record of the Confirmation Hearing, constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

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B. Exclusive Jurisdiction; Venue; Core Proceeding (28 U.S.C. §§ 157(b)(2), 1334(a)).

2. The Court has jurisdiction over the Chapter 11 Cases pursuant to 28 U.S.C. §§ 157 and 1334. Venue is proper under 28 U.S.C. §§ 1408 and 1409. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(L), and the Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

C. Commencement and Administration of the Chapter 11 Cases.

3. On November 12, 2017 (the “Petition Date”), each Debtor commenced with this Court a voluntary case under chapter 11 of the Bankruptcy Code. The Debtors are authorized to continue to operate their businesses and manage their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On September 7, 2018, the U.S. Trustee appointed an official committee of unsecured creditors (the “Committee”) pursuant to the Notice of Appointment of Official Committee of Unsecured Creditors [Docket No. 519]. The Committee was disbanded on September 28, 2018 pursuant to the Notice of Disbandment of Official Committee of Unsecured Creditors [Docket No. 626]. No trustee, examiner, or committee of equity holders has been appointed in these Chapter 11 Cases. The Debtors’ Chapter 11 Cases are being jointly administered for procedural purposes only pursuant to Bankruptcy Rule 1015(b).

D. Judicial Notice.

4. The Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the Clerk of the Court and/or its duly-appointed agent, including,

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without limitation, all pleadings and other documents filed, all orders entered, and the evidence and arguments made, proffered, or adduced at the hearings held before the Court during the pendency of the Chapter 11 Cases, including, but not limited to, the Disclosure Statement Hearing and the Confirmation Hearing.

E. Burden of Proof.

5. The Debtors have satisfied their burden of proving by a preponderance of the evidence that the Plan satisfies the requirements of section 1129(a) of the Bankruptcy Code.

F. Section 1129(b) Inapplicable.

6. Section 1129(b) of the Bankruptcy Code is not applicable to the Plan because the only rejecting classes, Classes 8A–8E (Section 510(b) Claims), do not contain any Allowed Claims and are accordingly deemed eliminated from the Plan pursuant to Section 4.4 of the Plan. The Plan permits prior equity holders to retain their equity interests; it does not provide for a cancellation of the prior interests and for that reason the objection filed by Valentin Brie is denied. The Plan provides for the issuance of new equity that will have the effect of diluting the prior equity interests, but the evidence before the Court demonstrates that the new equity is being issued on terms that are fair and appropriate.

G. Transmittal and Mailing of Materials; Notice.

7. The Solicitation Packages, which were transmitted and served as set forth in the Solicitation Materials Declaration, have been transmitted and served in compliance with the Solicitation Procedures Order, the Bankruptcy Code, the

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Bankruptcy Rules, and the Local Rules. Such transmittal and service were adequate and sufficient, and no other or further notice is or shall be required.

H. Voting.

8. Votes to accept or reject the Plan have been solicited and tabulated fairly, in good faith, and in a manner consistent with the Bankruptcy Code, the Bankruptcy Rules, and the Solicitation Procedures Order.

I. Plan Supplement.

9. The Debtors filed the Plan Supplement, which includes (a) the New First Lien Notes Indenture, (b) New Second Lien PIK Toggle Notes Indenture, (c) the New Intercreditor Agreement, (d) the Amended Articles of Association, (e) the information required to be disclosed in accordance with section 1129(a)(5) of the Bankruptcy Code, (f) a “Registration Rights Agreement,” and (g) the Schedule of Rejected Executory Contracts and Unexpired Leases. All such materials comply with the terms of the Plan, and the filing and notice of such documents is good and proper in accordance with the Bankruptcy Code, the Bankruptcy Rules, the Local Rules, and all other applicable rules, laws, and regulations, and no other or further notice is or shall be required.

J. Bankruptcy Rule 3016(a).

10. In accordance with Bankruptcy Rule 3016(a), the Plan is dated and identifies the Debtors as the proponents of the Plan.

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Compliance with the Requirements of Section 1129 of the Bankruptcy Code

K. Plan Compliance with Bankruptcy Code – 11 U.S.C. § 1129(a)(1).

11. The Plan complies with all applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(1) of the Bankruptcy Code.

L. Proper Classification – 11 U.S.C. §§ 1122, 1123(a)(1).

12. In addition to Administrative Expense Claims, Professional Fee Claims, Priority Tax Claims, and DIP Facility Claims, which need not be classified, the Plan designates the following thirteen Classes of Claims and Interests: Classes 1A–1E (Secured Tax Claims), Classes 2A–2E (Other Secured Claims), Classes 3A–3E (Other Priority Claims), Class 4A (RCF Claims), Class 5B (SSCF Claims), Class 6A(i) (Term Loan B Claims), Class 6A(ii) (2020 Notes Claims), Class 6C (2017 Notes Claims), Classes 7A–7E (General Unsecured Claims), Classes 8A–8E (Section 510(b) Claims), Classes 9A–9E (Intercompany Claims), Class 10D (PDSA Interests), and Classes 11A, 11B, 11C, and 11E (Intercompany Interests). The Claims and Interests placed in each Class are substantially similar to other Claims and Interests, as the case may be, in each such Class. Valid business, factual, and legal reasons exist for separately classifying the various Classes of Claims and Interests created under the Plan, and such classification does not unfairly discriminate between Holders of Claims and Interests. Accordingly, the Plan satisfies sections 1122 and 1123(a)(1) of the Bankruptcy Code.

M. Specified Unimpaired Classes – 11 U.S.C. § 1123(a)(2).

13. Article III of the Plan specifies that Classes 1A–1E (Secured Tax Claims), Classes 2A–2E (Other Secured Claims), Classes 3A–3E (Other Priority Claims),

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Class 4A (RCF Claims), Class 5B (SSCF Claims), Classes 7A–7E (General Unsecured Claims), Classes 9A–9E (Intercompany Claims), Class 10D (PDSA Interests), and Classes 11A, 11B, 11C, and 11E (Intercompany Interests) are Unimpaired under the Plan, thereby satisfying section 1123(a)(2) of the Bankruptcy Code.

N. Specified Treatment of Impaired Classes – 11 U.S.C. § 1123(a)(3).

14. Article III of the Plan designates Class 6A(i) (Term Loan B Claims), Class 6A(ii) (2020 Notes Claims), Class 6C (2017 Notes Claims), and Classes 8A–8E (Section 510(b) Claims) as Impaired and specifies the treatment of Claims in such Classes, thereby satisfying section 1123(a)(3) of the Bankruptcy Code.

O. No Discrimination – 11 U.S.C. § 1123(a)(4).

15. The Plan provides for the same treatment of each Claim or Interest in each respective Class or subclass pertaining to each Debtor Group unless the Holder of a particular Claim or Interest has agreed to a less favorable treatment of its Claim or Interest, thereby satisfying section 1123(a)(4) of the Bankruptcy Code. The objection by Dr. Stefan Osieja, which complained that the Plan discriminates among shareholders because Quantum Pacific has been given to right to purchase new equity, is denied. As explained on the record at the Confirmation Hearing, the purchase of new equity by Quantum Pacific was approved as a stand-alone financing term at an earlier hearing and without objection by any party. Quantum Pacific therefore is exercising any rights to buy equity pursuant to the separately-approved financing terms. Its right to purchase new equity is not being offered as a distribution with respect to its prior

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equity holdings, and there is no discriminatory treatment in the treatment of shareholders.

P. Implementation of Plan – 11 U.S.C. § 1123(a)(5).

16. The Plan and the various documents and agreements referred to therein or set forth in the Plan Supplement provide adequate and proper means for the Plan’s implementation, thereby satisfying section 1123(a)(5) of the Bankruptcy Code, including, without limitation, (a) the vesting of the property of the Debtors’ Estates in the Reorganized Debtors free and clear of all Claims, liens, encumbrances, charges, and other interests, except as provided pursuant to the Plan and this Confirmation Order, (b) the payment of the RCF Payment and the SSCF Payment, (c) the Reorganized Debtors’ entry into the New Secured Debt Documents, the New Intercreditor Agreement, the New Organizational Documents, and the Registration Rights Agreement, (d) the consummation of the Equity Issuance, (e) the issuance of the New Common Shares, and (f) the compromise and settlement of all Claims, interests, and controversies, including, without limitation, approval of the settlements and compromises detailed in Section 10.2 of the Plan.

Q. Nonvoting Equity Securities – 11 U.S.C. § 1123(a)(6).

17. The certificates of incorporation, articles of incorporation, limited liability company agreements, operating agreements, or similar governing documents, as applicable, of the Debtors have been or shall be amended on or prior to the Effective Date to prohibit the issuance of non-voting equity securities to the extent prohibited by

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section 1123(a)(6) of the Bankruptcy Code, thereby satisfying section 1123(a)(6) of the Bankruptcy Code.

R. Selection of Officers, Directors, or Trustees – 11 U.S.C. § 1123(a)(7).

18. The Plan Supplement and Section 5.16 of the Plan contain provisions with respect to the selection of directors and officers of the Reorganized Debtors that are consistent with the interests of creditors, equity security holders, and public policy, thereby satisfying section 1123(a)(7) of the Bankruptcy Code.

S. Impairment/Unimpairment of Classes of Claims and Equity Interests – 11 U.S.C. § 1123(b)(1).

19. As contemplated by section 1123(b)(1) of the Bankruptcy Code, Class 6A(i) (Term Loan B Claims), Class 6A(ii) (2020 Notes Claims), Class 6C (2017 Notes Claims), and Classes 8A–8E (Section 510(b) Claims) are Impaired under the Plan. Classes 1A–1E (Secured Tax Claims), Classes 2A–2E (Other Secured Claims), Classes 3A–3E (Other Priority Claims), Class 4A (RCF Claims), Class 5B (SSCF Claims), Classes 7A–7E (General Unsecured Claims), Classes 9A–9E (Intercompany Claims), Class 10D (PDSA Interests), and Classes 11A, 11B, 11C, and 11E (Intercompany Interests) are Unimpaired under the Plan.

T. Assumption and Rejection of Executory Contracts and Unexpired Leases – 11 U.S.C. § 1123(b)(2).

20. Article VIII of the Plan governing the assumption and rejection of Executory Contracts and Unexpired Leases satisfies the requirements of section 365(b) of the Bankruptcy Code and, accordingly, the requirements of section 1123(b)(2) of the Bankruptcy Code.

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U. Settlement of Claims and Causes of Action – 11 U.S.C. § 1123(b)(3).

21. Settlement and Compromise. The Plan, including Section 10.2 thereof, incorporates certain terms of a Global Settlement. To the extent that the Plan expressly incorporates settlements and compromises of claims and potential causes of action by the Debtors those settlements and compromises are reasonable in terms and are approved under sections 1123(b)(3) and 1123(b)(6) of the Bankruptcy Code.

22. Retained Causes of Action. In accordance and compliance with section 1123(b)(3)(B) of the Bankruptcy Code, certain Causes of Action of the Debtors are retained under the Plan.

V. Modification of Rights – 11 U.S.C. § 1123(b)(5).

23. In accordance and compliance with section 1123(b)(5) of the Bankruptcy Code, the Plan properly modifies the rights of Holders of Claims in Class 6A(i) (Term Loan B Claims), Class 6A(ii) (2020 Notes Claims), Class 6C (2017 Notes Claims), and Classes 8A–8E (Section 510(b) Claims). The Plan also leaves unaffected the rights of Holders of Claims and Interests in Classes 1A–1E (Secured Tax Claims), Classes 2A–2E (Other Secured Claims), Classes 3A–3E (Other Priority Claims), Class 4A (RCF Claims), Class 5B (SSCF Claims), Classes 7A–7E (General Unsecured Claims), Classes 9A–9E (Intercompany Claims), Class 10D (PDSA Interests), and Classes 11A, 11B, 11C, and 11E (Intercompany Interests).

W. Additional Plan Provisions – 11 U.S.C. § 1123(b)(6).

24. The provisions of the Plan are appropriate and consistent with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1123(b) of the

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Bankruptcy Code. The failure to specifically address a provision of the Bankruptcy Code in this Confirmation Order shall not diminish or impair the effectiveness of this Confirmation Order.

X. Debtors Are Not Individuals – 11 U.S.C. § 1123(c).

25. The Debtors are not individuals and, accordingly, section 1123(c) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

Y. Cure of Defaults – 11 U.S.C. § 1123(d).

26. Section 8.5 of the Plan provides for the satisfaction of default Claims associated with each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan in accordance with section 365(b)(1) of the Bankruptcy Code. All Cure Amounts were determined in accordance with the underlying agreements and applicable bankruptcy and nonbankruptcy law. Thus, the Plan complies with section 1123(d) of the Bankruptcy Code.

Z. Debtors’ Compliance with Bankruptcy Code – 11 U.S.C. § 1129(a)(2).

27. The Debtors have complied with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(2) of the Bankruptcy Code. Specifically:

a.	the Debtors are proper debtors under section 109 of the Bankruptcy Code;

b.	the Debtors have complied with applicable provisions of the Bankruptcy Code, except as otherwise provided or permitted by orders of this Court; and

c.	the Debtors have complied with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, the Local Rules, and the Solicitation Procedures Order in transmitting the Disclosure

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Statement, the Plan, the Ballots, and related documents and notices and in soliciting and tabulating votes on the Plan.

AA. Plan Proposed in Good Faith – 11 U.S.C. § 1129(a)(3).

28. The Debtors have proposed the Plan and all other agreements, documents, and instruments necessary to effectuate the Plan in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code. The Debtors’ good faith is evident from the facts and record of these Chapter 11 Cases, the Disclosure Statement and the hearings thereon, and the record of the Confirmation Hearing and other proceedings held in these Chapter 11 Cases. The Plan, the Plan Documents, and other agreements and documents contemplated thereby are based upon extensive, arms’-length negotiations between and among representatives of the Debtors, the Ad Hoc Group, QPGL, the Agents, the RCF Group (as defined in the Disclosure Statement), and other parties in interest, and represent the culmination of months of intensive negotiations and discussions among the foregoing parties. The Plan was proposed with the legitimate and honest purpose of maximizing the value of the Debtors’ Estates and effectuating a successful reorganization of the Debtors. Further, the Plan’s classification, indemnification, exculpation, release, settlement, and injunction provisions, including, without limitation, Article X of the Plan, have been negotiated in good faith and at arms’ length, consistent with sections 105, 1123(b)(3)(A), 1123(b)(6), 1129, and 1142 of the Bankruptcy Code.

BB. Payments for Services or Costs and Expenses – 11 U.S.C. § 1129(a)(4).

29. Any payment made or to be made by any of the Debtors for services or for costs and expenses incurred prior to the Effective Date in connection

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with these Chapter 11 Cases, or in connection with the Plan and incidental to these Chapter 11 Cases, has been approved by, or is subject to the approval of, the Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code. The Plan Supplement includes disclosure of the terms of the compensation of the New Boards that has been agreed upon by the Debtors with the consent of the Required Consenting Creditors with an economic interest therein, thereby further satisfying section 1129(a)(4) of the Bankruptcy Code.

CC. Directors, Officers, and Insiders – 11 U.S.C. § 1129(a)(5).

30. Upon and following the Effective Date, the individuals identified in the Plan Supplement or as an exhibit hereto shall be the directors of the Reorganized Debtors along with such additional directors as may be designated consistent with the terms of the Plan. The officers of the respective Reorganized Debtors immediately before the Effective Date shall serve as the initial officers of each of the respective Reorganized Debtors on or after the Effective Date and in accordance with any employment agreement with the Reorganized Debtors and applicable nonbankruptcy law. After the Effective Date, the selection of officers of the Reorganized Debtors shall be as provided by their respective organizational documents. Except as otherwise provided in the Plan Supplement, the members of the board of directors and the board of managing members for each of the Reorganized Debtors shall be determined as set forth in the New Organizational Documents. The identity and affiliations of the persons proposed to serve as the initial directors and officers of the Reorganized Debtors after confirmation of the Plan have been fully disclosed to the extent such

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information is available, and the appointment to, or continuance in, such offices of such persons is consistent with the interests of holders of Claims against and Interests in the Reorganized Debtors and with public policy. The Debtors have complied with section 1129(a)(5) of the Bankruptcy Code.

DD. No Rate Changes – 11 U.S.C. § 1129(a)(6).

31. The Plan does not provide for rate changes by any of the Reorganized Debtors. Thus, section 1129(a)(6) of the Bankruptcy Code is not applicable in these Chapter 11 Cases.

EE. Best Interests of Creditors – 11 U.S.C. § 1129(a)(7).

32. The Plan satisfies section 1129(a)(7) of the Bankruptcy Code. The Disclosure Statement, the Plan Supplement, the Brown Declaration, the Voting Report, and the other evidence proffered or adduced at the Confirmation Hearing (a) is persuasive and credible, (b) has not been controverted by other evidence, and (c) establishes that each Holder of an Impaired Claim or Interest either has accepted the Plan or will receive or retain under the Plan, on account of such Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount such Holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date. To the extent that the objection filed by Valentin Brie suggests that the Debtors’ assets and businesses have a value that is greater than their outstanding liabilities (and that holders of prior equity interests therefore should receive higher recoveries), the evidence before the Court overwhelmingly demonstrated that the Debtors’ pre-petition liabilities greatly exceed the values of the Debtors’

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businesses and assets and that the Debtors’ assets and businesses are insufficient to satisfy all creditors in full.

FF. Acceptance by Certain Classes – 11 U.S.C. § 1129(a)(8).

33. Classes 1A–1E (Secured Tax Claims), Classes 2A–2E (Other Secured Claims), Classes 3A–3E (Other Priority Claims), Class 4A (RCF Claims), Class 5B (SSCF Claims), Classes 7A–7E (General Unsecured Claims), Classes 9A–9E (Intercompany Claims), Class 10D (PDSA Interests), and Classes 11A, 11B, 11C, and 11E (Intercompany Interests) are Unimpaired under the Plan and are deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Class 6A(i) (Term Loan B Claims), Class 6A(ii) (2020 Notes Claims), and Class 6C (2017 Notes Claims) have voted to accept the Plan in accordance with sections 1126(c) and (d) of the Bankruptcy Code. Classes 8A–8E (Section 510(b) Claims) are not entitled to receive or retain any property under the Plan and, therefore, are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. However, because there are no Allowed Claims in such Classes, such Classes are deemed eliminated from the Plan pursuant to Section 4.4 of the Plan. Accordingly, there are no rejecting Classes under the Plan, thereby satisfying section 1129(a)(8) of the Bankruptcy Code.

GG. Treatment of Administrative Expense Claims, DIP Facility Claims, Priority Tax Claims, and Other Priority Claims – 11 U.S.C. § 1129(a)(9).

34. The treatment of Administrative Expenses Claims, DIP Facility Claims, Priority Tax Claims, and Professional Fee Claims, pursuant to Sections 2.1, 2.2, 2.3, and 2.4 of the Plan, respectively, satisfies the requirements of sections 1129(a)(9)(A),

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(C), and (D) of the Bankruptcy Code, as applicable. The treatment of Other Priority Claims pursuant to Section 3.3(c) of the Plan satisfies the requirements of section 1129(a)(9)(B) of the Bankruptcy Code. On the Effective Date, the Reorganized Debtors will have sufficient Cash to pay Allowed Administrative Expense Claims, DIP Facility Claims, Priority Tax Claims, and Other Priority Claims, and to fund the Professional Fee Escrow.

HH. Acceptance by Impaired Classes – 11 U.S.C. § 1129(a)(10).

35. Class 6A(i) (Term Loan B Claims), Class 6A(ii) (2020 Notes Claims), and Class 6C (2017 Notes Claims) voted to accept the Plan by the requisite majorities, determined without including any acceptance of the Plan by any insider, thereby satisfying the requirements of section 1129(a)(10) of the Bankruptcy Code.

II. Feasibility – 11 U.S.C. § 1129(a)(11).

36. The Disclosure Statement, the Plan Supplement, the Ward Declaration, and the other evidence proffered or adduced at the Confirmation Hearing (a) is persuasive and credible, (b) has not been controverted by other evidence, and (c) establishes that the Plan is feasible and that Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Reorganized Debtors, thereby satisfying the requirements of section 1129(a)(11) of the Bankruptcy Code.

JJ. Payment of Statutory Fees – 11 U.S.C. § 1129(a)(12).

37. Pursuant to Section 12.1 of the Plan, all fees payable under section 1930 of chapter 123 of title 28 of the United States Code, together with any interest

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pursuant to section 3717 of title 31 of the United States Code, will be paid on the Effective Date and thereafter as may be required until the cases are closed, dismissed, or converted to chapter 7. Thus, the Plan satisfies the requirements of section 1129(a)(12) of the Bankruptcy Code.

KK. Benefit Plans – 11 U.S.C. § 1129(a)(13).

38. Pursuant to Section 8.4 of the Plan, the Reorganized Debtors are assuming the Debtors’ obligations under all employee compensation and benefit plans, policies, and programs. Accordingly, the Plan provides for the continuation after its Effective Date of payment of all “retiree benefits”, as that term is defined in section 1114 of the Bankruptcy Code, at the level established prior the Confirmation Date, for the duration of the period the Debtors were obligated to provide such benefits. Thus, the Plan satisfies the requirements of section 1129(a)(13) of the Bankruptcy Code.

LL. Domestic Support Obligations – 11 U.S.C. § 1129(a)(14).

39. The Debtors are not required by a judicial or administrative order, or by statute, to pay any domestic support obligations, and therefore, section 1129(a)(14) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

MM. The Debtors Are Not Individuals – 11 U.S.C. § 1129(a)(15).

40. The Debtors are not individuals, and therefore, section 1129(a)(15) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

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NN. No Applicable Nonbankruptcy Law Regarding Transfers – 11 U.S.C. § 1129(a)(16).

41. Each of the Debtors that is a corporation is a moneyed, business, or commercial corporation or trust, and therefore, section 1129(a)(16) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

OO. Only One Plan – 11 U.S.C. § 1129(c).

42. Because the Plan is the only chapter 11 plan filed in these Chapter 11 Cases, the Plan satisfies section 1129(c) of the Bankruptcy Code.

PP. Principal Purpose of the Plan – 11 U.S.C. § 1129(d).

43. Because the principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act of 1933, the Plan satisfies section 1129(d) of the Bankruptcy Code.

QQ. Small Business Case – 11 U.S.C. § 1129(e).

44. None of these Chapter 11 Cases is a “small business case,” as that term is defined in the Bankruptcy Code, and, accordingly, section 1129(e) of the Bankruptcy Code is inapplicable.

RR. Good Faith Solicitation – 11 U.S.C. § 1125(e).

45. Based on the record before the Court in these Chapter 11 Cases, the Debtors and their directors, officers, employees, members, agents, advisors, and professionals have acted in “good faith” within the meaning of section 1125(e) of the Bankruptcy Code in compliance with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, the Local Rules, and the Solicitation Procedures Order in connection with all of their respective activities relating to the solicitation of acceptances

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or rejections of the Plan and their participation in the activities described in section 1125 of the Bankruptcy Code, and are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code and the exculpation provisions in Section 10.6 of the Plan.

SS. Injunctions, Exculpations, and Releases.

46. The Court has jurisdiction under sections 1334(a) and (b) of the United States Code to approve the injunctions or stays, injunction against interference with the Plan, releases, and exculpations as set forth in the Plan, including those set forth in Article X of the Plan. The Debtor Release under Section 10.3(a) of the Plan is reasonable in scope and no objections have been filed. The Third Party Release as set forth in Section 10.3(b) of the Plan is subject to the exceptions set forth therein and the exceptions set forth in paragraphs 89 and 90 of this Order, has been provided consensually, is integral to the Plan, and is therefore consistent with prior case law, permissible, and reasonable. The exculpation provisions in Section 10.6 of the Plan are subject to the exceptions set forth therein and in paragraphs 89 and 90 of this Order, are consistent with prior case law, reasonable in scope, integral to the Plan, and appropriate.

TT. Implementation.

47. All documents necessary to implement the Plan, including those contained in the Plan Supplement, and all other relevant and necessary documents have been negotiated in good faith and at arms’ length and shall, upon completion of documentation and execution, be valid, binding, and enforceable agreements and not be in conflict with any federal or state law.

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UU. Executory Contracts and Unexpired Leases.

48. The Debtors have exercised reasonable business judgment in determining whether to assume or reject Executory Contracts and Unexpired Leases pursuant to Section 8.1 of the Plan. Each assumption of an Executory Contract or Unexpired Lease pursuant to Section 8.1 of the Plan shall be legal, valid, and binding upon the Reorganized Debtors and their successors and assigns and all non-Debtor parties and their successors and assigns to such Executory Contract or Unexpired Lease, all to the same extent as if such assumption had been effectuated pursuant to an order of the Court under section 365 of the Bankruptcy Code entered before entry of this Confirmation Order. Moreover, the Debtors have appropriately cured, or provided adequate assurance that the Debtors or Reorganized Debtors, as applicable, will cure, defaults (if any) under or relating to each of the Executory Contract and Unexpired Lease that are being assumed pursuant to the Plan.

VV. Good Faith.

49. The Released Parties will be acting in good faith if they proceed to (a) consummate the Plan and the agreements, settlements, transactions, and transfers contemplated thereby, and (b) take the actions authorized and directed by this Confirmation Order or the Plan.

WW. Conditions Precedent to Effective Date.

50. Without limiting any applicable restrictions or rights of certain parties under the ECA Document Requirements, the conditions precedent to the Effective Date set forth in Section 9.2 of the Plan may be waived in writing in whole or

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in part by the Debtors and the Required Consenting Creditors, without notice or order of the Court.

XX. Satisfaction of Confirmation Requirements.

51. The Plan satisfies the requirements for confirmation set forth in section 1129 of the Bankruptcy Code.

YY. Objections.

52. All parties have had a full and fair opportunity to litigate all issues raised, or which might have been raised, in any objection to the Plan, and any such objections have been fully and fairly litigated.

ZZ. Retention of Jurisdiction.

53. The Court may, and upon the Effective Date shall, retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases, including the matters set forth in Section 11.1 of the Plan and section 1142 of the Bankruptcy Code.

ACCORDINGLY, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

I. Confirmation.

54. The Plan annexed hereto as Exhibit A and each of its provisions, as modified pursuant to section 1127 of the Bankruptcy Code, are hereby approved and CONFIRMED under section 1129 of the Bankruptcy Code. The terms of the Plan and the Plan Supplement, each as may be modified, are incorporated by reference into and are an integral part of the Plan and this Confirmation Order.

II. Plan Supplement.

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55. The documents contained in the Plan Supplement and any amendments, modifications, and supplements thereto, and all documents and agreements introduced into evidence by the Debtors at the Confirmation Hearing (including all exhibits and attachments thereto and documents referred to therein), and the execution, delivery, and performance thereof by the Debtors, are authorized and approved.

III. Modifications to the Plan.

56. The modifications to the Plan, including, without limitation, the modifications to the Plan and the Plan Supplement since the commencement of solicitation, constitute technical changes and do not materially adversely affect or change the treatment of any Claims. Accordingly, pursuant to Bankruptcy Rule 3019 and in accordance with the Solicitation Procedures Order, such modifications do not require additional disclosure under section 1125 of the Bankruptcy Code or re-solicitation of votes under section 1126 of the Bankruptcy Code, nor do they require that Holders of Claims be afforded an opportunity to change previously cast acceptances or rejections of the Plan. To the extent any creditor or party in interest has not accepted the modifications to the Plan in writing, the treatment of Claims of any such creditors under the Plan, as modified, is not adverse and, pursuant to Local Rule 3019-1, Holders of Claims who voted to accept the solicitation version of the Plan are deemed to accept the Plan as modified. Prior to the Effective Date, and subject to the consent of the Required Consenting Creditors, the Debtors may make additional appropriate technical adjustments and modifications to the Plan and the documents contained in the Plan

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Supplement without further order or approval of the Court; provided, that any such adjustments and modifications shall be subject to the ECA Document Requirements, as applicable; provided, further, that any adjustment or modification to (a) the New First Lien Notes Indenture that adversely affects the New First Lien Notes Indenture Trustee or the New First Lien Noteholders shall require the consent of the New First Lien Notes Indenture Trustee and/or the affected New First Lien Noteholders, as applicable, (b) the New Second Lien PIK Toggle Notes Indenture that adversely affects the New Second Lien PIK Toggle Notes Indenture Trustee or the New Second Lien PIK Toggle Noteholders shall require the consent of the New Second Lien PIK Toggle Notes Indenture Trustee and/or the affected New Second Lien PIK Toggle Noteholders, as applicable, (c) the New Intercreditor Agreement that adversely affects the New First Lien Indenture Trustee, the New Second Lien PIK Toggle Notes Trustee, the New First Lien Noteholders, and/or the New Second Lien PIK Toggle Noteholders shall require the consent of the affected parties, and (d) any provisions of the Plan or the documents contained in the Plan Supplement that pertain to RCF Claims, the RCF Credit Documents, or the RCF Secured Parties, or the Plan or the documents contained in the Plan Supplement that would adversely affect the RCF Claims, the RCF Credit Documents, or the RCF Secured Parties, shall require the consent of the RCF Administrative Agent.

IV. Objections.

57. All objections to Confirmation of the Plan that have not been withdrawn, waived, or settled, and all reservations of rights pertaining to Confirmation

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of the Plan included therein, are overruled on the merits for the reasons stated on the record of the Confirmation Hearing.

V. Omission of Reference to Particular Plan Provisions.

58. The failure to specifically describe or include any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of this Court that the Plan be approved and confirmed in its entirety.

VI. Solicitation and Notice.

59. The Confirmation Hearing Notice complied with the terms of the Solicitation Procedures Order, was appropriate and satisfactory based on the circumstances of these Chapter 11 Cases, and was in compliance with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, and the Local Rules. The solicitation of votes on the Plan and the Solicitation Packages complied with the solicitation procedures in the Solicitation Procedures Order, were appropriate and satisfactory based upon the circumstances of these Chapter 11 Cases, and were in compliance with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, and the Local Rules. The Debtors solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including, without limitation, sections 1125(a) and (e) of the Bankruptcy Code, and any applicable nonbankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation. The Debtors and each of their respective directors, officers, employees, affiliates, agents, financial advisors, investment bankers,

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professionals, accountants, and attorneys participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the solicitation of votes under the Plan, and therefore are not, and on account of such solicitation will not be, liable at any time for any violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan.

VII. Vesting of Assets.

60. On the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the Debtors’ Estates, including, but not limited to, all rights, claims, and Causes of Action, shall vest in the Reorganized Debtors free and clear of all Claims, liens, encumbrances, charges, and other interests, except as provided pursuant to the Plan or this Confirmation Order. After the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code, except as provided in the Plan or in this Confirmation Order.

61. This Confirmation Order is binding on all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, registrars of patents, trademarks, or other intellectual property, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other Persons and Entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register, or otherwise record or release any documents or instruments, or who may be required to report or insure

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any title or state of title in or to any lease (collectively, the “Recordation Officers”). Each and every Recordation Officer is authorized, from and after the Effective Date, to strike all Claims, Interests, Liens, or other encumbrances in or against the Debtors’ assets from their records, official and otherwise, without further order of the Court or act of any party. Each and every Recordation Officer is authorized (a) to file, record, and/or register any and all documents and instruments presented to consummate or memorialize the Plan and the Plan Documents, and (b) to accept and rely on this Confirmation Order as the sole and sufficient evidence of the issuance of the New Common Shares.

62. The terms and provisions of the Plan and this Confirmation Order shall upon the Effective Date be binding in all respects upon (a) the Debtors and their affiliates, (b) all known and unknown creditors of, and holders of equity security interests in, any Debtor, including any holders of Claims, Interests, Liens, and other encumbrances, (c) the Released Parties, and (d) all interested parties, and all successors and assigns of any of the foregoing.

63. The Reorganized Debtors shall be discharged, on the Effective Date, from all Claims, Interests, Liens, other encumbrances, and liabilities of any kind or nature whatsoever, to the fullest extent permitted under section 1141 of the Bankruptcy Code, except as otherwise specifically set forth in the Plan or this Confirmation Order.

64. Pursuant to section 1141(c) and 363(f) of the Bankruptcy Code, on the Effective Date, all Persons are forever prohibited and enjoined from taking any action against the Reorganized Debtors based on any Claims, Interests, Liens, and other encumbrances, to the extent such Claims, Interests, Liens, and other

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encumbrances are released or discharged pursuant to the terms of the Plan and this Confirmation Order.

VIII. Plan Implementation Authorization.

65. The Debtors or the Reorganized Debtors, as the case may be, and their respective directors, officers, members, agents, and attorneys, financial advisors, and investment bankers are authorized and empowered from and after the date hereof to negotiate, execute, issue, deliver, implement, file, or record any contract, instrument, release, or other agreement or document related to the Plan, including the New Organizational Documents, the New Secured Debt Documents, the Registration Rights Agreement, any other document included in the Plan Supplement, or any document related or ancillary thereto (each according to their terms), as the same may be modified, amended, and supplemented, and to take any action necessary or appropriate to implement, effectuate, consummate, or further evidence the Plan in accordance with its terms, or take any or all corporate actions authorized to be taken pursuant to the Plan whether or not specifically referred to in the Plan or any Plan Document, without further order of the Court. To the extent applicable, any or all such documents shall be accepted upon presentment by each of the respective state filing offices and recorded in accordance with the applicable law and shall become effective in accordance with their terms and the provisions of applicable law. Pursuant to the applicable provisions of the business corporation laws of Luxembourg or any other jurisdiction, as applicable, no action of the Debtors’ boards of directors or the Reorganized Debtors’ boards of directors will be required to authorize the Debtors or Reorganized Debtors, as

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applicable, to enter into, execute and deliver, adopt, or amend, as the case may be, any such contract, instrument, release, or other agreement or document related to the Plan, and following the Effective Date, each of the Plan Documents will be a legal, valid, and binding obligation of the Debtors or Reorganized Debtors, as applicable, enforceable against the Debtors and the Reorganized Debtors in accordance with the respective terms thereof.

IX. Restructuring Transactions.

66. Subject to the terms of the Plan and the Plan Documents, from and after the date hereof, the Debtors or the Reorganized Debtors, as applicable, are authorized to take all actions as may be necessary or appropriate to effect any Restructuring Transactions, including: (a) the execution and delivery of all appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (c) rejection or assumption, as applicable, of Executory Contracts and Unexpired Leases; (d) the filing and/or execution of appropriate limited liability company agreements, certificates, or articles of incorporation or organization, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable law, and amendments or amendments

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and restatements of the foregoing; (e) the consummation of the transactions contemplated by the New First Lien Notes Documentation, the New Second Lien PIK Toggle Notes Documentation, and the Equity Issuance and the execution thereof, including, but not limited to, the merger of the issuers of the New First Lien Notes and New Second Lien PIK Toggle Notes into PDSA; (f) the increase of the authorized shares of PDSA to permit the issuance of the New Common Shares and shares underlying the Management Incentive Plan, in each case without preferential subscription rights, and the issuance of New Common Shares; and (g) all other actions that the applicable Entities determine to be necessary or appropriate to give effect to the Plan, including making filings or recordings that may be required by applicable law.

67. The Debtors or Reorganized Debtors, as applicable, shall enter into the New Secured Debt Documents on or before the Effective Date, on the terms set forth in the Plan and in the Plan Supplement. Confirmation shall be deemed approval of the New Secured Debt Documents (including the transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred and fees paid by the Debtors or the Reorganized Debtors in connection therewith), to the extent not approved by the Bankruptcy Court previously, and the Debtors or Reorganized Debtors are authorized to execute and deliver those documents necessary or appropriate to consummate the applicable New Secured Debt Documents without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or vote, consent, authorization, or approval of any Person, subject to such modifications as may be agreed between the Debtors or Reorganized

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Debtors and the Required Consenting Creditors, the New First Lien Notes Indenture Trustee, the New Second Lien PIK Toggle Notes Indenture Trustee, the New First Lien Noteholders, and/or the New Second Lien PIK Toggle Noteholders, as applicable.

68. Subject to the terms of the Plan and the Plan Documents, the Debtors or Reorganized Debtors, as applicable, are hereby authorized to undertake the corporate steps necessary to effectuate the issuance of new PDSA Interests and dilution of the existing PDSA Interests as described in the Plan and in accordance with applicable law. For the avoidance of doubt: any Reverse Stock Split that the Debtors elect to pursue (as described in the Plan Supplement) shall be subject to all applicable non-bankruptcy statutes, rules and regulations, and nothing in this Order or in the confirmation of the Plan shall foreclose or alter the rights of any person under applicable nonbankruptcy law with respect to any such Reverse Stock Split or with respect to the terms thereof.

69. Subject to the terms of the Plan and Plan Documents, the Debtors are hereby authorized to take any and all actions necessary to consummate the Rights Offering and the QP Private Placement in accordance with the Rights Offering Procedures, including mailing any required form, agreement, or notice to applicable Holders of Claims or QPGL, as applicable. The consummation of the Rights Offering and the QP Private Placement shall be deemed a reasonable exercise of the Debtors’ business judgment.

70. On the Effective Date (or as soon as reasonably practicable thereafter), the Debtors shall deliver the New Common Shares issued pursuant to the

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Equity Issuance to the Eligible Holders of Undersecured Claims and QPGL to the extent such Holders or QPGL, as applicable, validly subscribed for such New Common Shares in accordance with the Rights Offering Procedures.

X. Exit Financing.

71. The Debtors have established that the New First Lien Notes and the New Second Lien PIK Toggle Notes are the best financing alternatives available to the Debtors. The New First Lien Notes and New Second Lien PIK Toggle Notes have been negotiated in good faith and on an arms’-length basis and each party thereto may rely upon the provisions of this Confirmation Order in closing the New First Lien Notes and New Second Lien PIK Toggle Notes. The proceeds from the issuance of the New First Lien Notes and New Second Lien PIK Toggle Notes are necessary to the consummation of the Plan and the operations of the Reorganized Debtors, and constitute reasonably equivalent value and fair consideration. The terms and conditions of the New First Lien Notes and New Second Lien PIK Toggle Notes, and all exhibits thereto, as set forth in the Plan Supplement, are fair and reasonable, reflect the Debtors’ exercise of prudent business judgment consistent with their fiduciary duties, are supported by reasonably equivalent value and fair consideration, and are in the best interests of the Debtors’ Estates and creditors. The execution, delivery, or performance by the Debtors or Reorganized Debtors, as the case may be, of any documents in connection with the New First Lien Notes and New Second Lien PIK Toggle Notes, in accordance with the applicable New Secured Debt Documents, and compliance by the Debtors or Reorganized Debtors, as the case may be, with the terms thereof will not conflict with

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the Plan. The financial accommodations to be extended pursuant to the New Secured Debt Documents are being extended in good faith and for legitimate business purposes, are reasonable, and shall not be subject to recharacterization for any purposes whatsoever.

XI. Certain Securities Law Matters.

72. The offering, issuance, and distribution of New Common Shares to the Holders of Undersecured Claims on account of such Claims, as contemplated by Article III of the Plan, shall be exempt from the registration requirements of section 5 of the Securities Act and any other applicable United States laws requiring registration prior to the offering, issuance, distribution, or sale of securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code, except to the extent they are subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code. Such New Common Shares will be freely tradable in the United States by the recipients thereof, other than any recipient that is an “underwriter” as defined in section 1145(b) of the Bankruptcy Code and subject to compliance with applicable securities laws, provisions of the U.S. Securities Act of 1933, and any rules and regulations of the United States Securities and Exchange Commission (the “SEC”) applicable to affiliates of an issuer and such laws, rules, and regulations, if any, applicable at the time of any future transfer of such New Common Shares and subject to any restrictions in the New Organizational Documents.

73. Each of the (a) New First Lien Notes issued to the New First Lien Noteholders, (b) New Second Lien PIK Toggle Notes issued to the New Second Lien

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PIK Toggle Noteholders, including New Second Lien PIK Toggle Notes issued to the New Second Lien PIK Toggle Notes Commitment Parties in respect of their obligations under the New Second Lien PIK Toggle Notes Commitment Agreement, including the New Second Lien PIK Toggle Notes Commitment Parties’ backstop obligation in the offering of the New Second Lien PIK Toggle Notes under the New Second Lien PIK Toggle Notes Commitment Agreement, (c) New Second Lien PIK Toggle Notes issued to the New Second Lien PIK Toggle Notes Commitment Parties on account of the New Second Lien PIK Toggle Notes Commitment Premium, (d) New Common Shares issued to QPGL in the QP Private Placement, (e) New Common Shares issued to the Equity Commitment Parties in respect of their obligations under the Equity Commitment Agreement, including the Equity Commitment Parties’ backstop obligations pursuant to the Equity Commitment Agreement, and (f) New Common Shares issued to the Equity Commitment Parties on account of the Equity Commitment Premium were or will be issued without registration in reliance on upon the exemptions or exclusions from registration under the Securities Act set forth in section 4(a)(2) of the Securities Act, Rule 506 of Regulation D, and/or Regulation S and similar registration exemptions in jurisdictions outside the United States. The Rights Offering Subscription Rights and New Common Shares issued in the Rights Offering shall be exempt from the registration requirements of section 5 of the Securities Act in accordance with, and pursuant to, section 1145 of the Bankruptcy Code, except to the extent they are subject to the provisions of section 1145(b)(1) relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code. Any securities issued in reliance on section

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4(a)(2) of the Securities Act, including in compliance with Rule 506 of Regulation D, will be “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to registration, or an applicable exemption from registration under the Securities Act and other applicable law. Any securities issued in reliance on section 1145 of the Bankruptcy Code will be freely tradable in the United States by the recipients thereof, subject to compliance with applicable securities laws and any rules and regulations of the SEC applicable to affiliates of an issuer and such laws, rules, and regulations, if any, applicable at the time of any future transfer of such securities and subject to any restrictions in the New Organizational Documents. Any securities issued pursuant to Regulation S will be freely tradable in the United States, subject to any distribution compliance period applicable under Regulation S.

XII. Cooperation by the Depository Trust Company (the “DTC”).

74. The DTC, the transfer agent, the registrar, and any participants and intermediaries, shall fully cooperate and facilitate distributions, as applicable, pursuant to the Plan.

75. The DTC, the transfer agent, and the registrar shall be required to accept and conclusively rely upon the Plan and this Confirmation Order in lieu of legal opinion regarding whether any New Common Shares are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

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XIII. Plan Classification Controlling.

76. The classification of Claims and Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications set forth on the Ballots tendered to or returned by the Debtors’ creditors in connection with voting on the Plan (a) were set forth on the Ballots for purposes of voting to accept or reject the Plan, (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Claims and Interests under the Plan for distribution purposes, and (c) shall not be binding on the Debtors or the Reorganized Debtors, as applicable.

XIV. Approval of Settlements and Compromises.

77. The entry of this Confirmation Order constitutes the Court’s approval of the terms of all compromises or settlements by the Debtors that are explicitly set forth in the Plan, all of which are fair, equitable, reasonable, and in the best interests of the Debtors, their Estates, and Holders of Claims and Interests.

XV. Directors and Officers of the Reorganized Debtors.

78. The officers of the respective Debtors immediately before the Effective Date shall serve as the initial officers of each of the respective Reorganized Debtors on or after the Effective Date and in accordance with any employment agreement with the Reorganized Debtors and applicable nonbankruptcy law. After the Effective Date, the selection of officers of the Reorganized Debtors shall be as provided by their respective organizational documents. The members of the board of directors for each of the Reorganized Debtors after the Effective Date shall be determined as set

42

forth in the New Organizational Documents. The members of the New Board of Reorganized PDSA have been disclosed to the extent known as required pursuant to section 1129(a)(5) of the Bankruptcy Code.

XVI. Management Incentive Plan.

79. After the Effective Date, the Reorganized Debtors shall adopt the Management Incentive Plan. The Management Incentive Plan shall reserve an aggregate of 10% of the New Common Shares on a fully diluted, fully distributed basis, for grants which may be made from time to time to management of the Reorganized Debtors. The Management Incentive Plan shall be under the total control and discretion of the New Board.

XVII. Distributions Under the Plan.

80. The provisions of Article VI of the Plan, including, without limitation, the provisions governing distributions, are fair and reasonable and are approved.

XVIII. Disputed Claims.

81. The provisions of Article VII of the Plan, including, without limitation, the provisions governing procedures for resolving Disputed Claims, are fair and reasonable and are approved.

XIX. Executory Contracts.

82. In accordance with Section 9.1 of the Plan, on the Effective Date, except as otherwise provided in the Plan, each Executory Contract and Unexpired Lease not previously rejected, assumed, or assumed and assigned by the Debtors during these

43

Chapter 11 Cases or pursuant to the Plan shall be deemed automatically assumed pursuant to sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract or Unexpired Lease (a) has previously been rejected by order of the Bankruptcy Court in effect as of the Effective Date (which order may be this Confirmation Order); (b) is the subject of a motion to reject filed on or before the Effective Date; (c) is identified on the Schedule of Rejected Executory Contracts or Unexpired Leases filed in the Plan Supplement; or (d) has expired or terminated pursuant to its own terms.

83. Subject to the occurrence of the Effective Date, entry of this Confirmation Order by the Court shall constitute approval of the assumptions provided for in the Plan pursuant to sections 365(a) and 1123 of the Bankruptcy Code and a determination by the Court that the Reorganized Debtors have provided adequate assurance of future performance under such assumed Executory Contracts and Unexpired Leases. In accordance with the Plan, all Executory Contracts and Unexpired Leases not listed on the Schedule of Rejected Executory Contracts and Unexpired Leases on the Effective Date shall be deemed assumed by the Debtors. Any objection to the assumption of an Executory Contract or Unexpired Lease (each, an “Assumption Objection”) shall be scheduled for a hearing before the Court at a time and date to be scheduled by the Debtors or Reorganized Debtors, as applicable, in consultation with the Court, and the Cure Amounts for such Executory Contracts or Unexpired Leases shall be determined or approved in connection therewith. Any Cure Amounts with respect to any Executory Contract or Unexpired Lease that is assumed by the Debtors or

44

the Reorganized Debtors, as determined by or in accordance with any order of the Court (including, but not limited to, this Confirmation Order), will be paid (a) if prior to the Effective Date, by the Debtors, and (b) if following the Effective Date, by the Reorganized Debtors, and upon such payment none of the Debtors or, following the Effective Date, the Reorganized Debtors, shall have any liability therefor. If, at any time prior to the Effective Date, the Debtors discover that any Debtor is a party to any Executory Contract or Unexpired Lease that was not previously included in the Cure Notice, the Debtors shall serve and file with the Court a cure notice to the counterparty thereto in accordance with the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, and any objections to such supplemental cure notice will be heard at a hearing before the Court at a time and date to be scheduled by the Debtors, in consultation with the Court.

XX. Exemption from Certain Transfer Taxes.

84. To the fullest extent permitted by applicable law, all sale transactions and asset transfers consummated by the Debtors and approved by the Bankruptcy Court on and after the Confirmation Date through and including the Effective Date, including any issuance, sale, and/or transfer effectuated under the Plan, the sale by the Debtors of any owned property pursuant to section 363(b) or 1123(b)(4) of the Bankruptcy Code, any assumption, assignment, and/or sale by the Debtors of their interests in Executory Contracts or Unexpired Leases pursuant to section 365(a) of the Bankruptcy Code, and the creation, modification, consolidation, or recording of any mortgage or security interest pursuant to the terms of the Plan shall constitute a

45

“transfer under a plan” within the purview of section 1146 of the Bankruptcy Code, and shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax. This Confirmation Order is and shall be binding upon and shall govern the acts of all entities, including, without limitation, all Recordation Officers.

XXI. Insurance Policies.

85. For the avoidance of doubt, all insurance policies issued to or providing coverage to the Debtors at any time (the “Insurance Policies”) pursuant to which the Debtors have any obligations in effect as of the Effective Date shall be deemed and treated as Executory Contracts and shall be assumed by the respective Reorganized Debtors and shall continue unaltered and in full force and effect. All Insurance Policies shall re-vest in the Reorganized Debtors unaltered. Furthermore, the discharge and release of the Debtors, and the re-vesting of property in the Reorganized Debtors, each as provided in the Plan and Confirmation Order, shall not diminish nor impair the enforceability of any Insurance Policies that may cover Claims against any Debtors or any other Person or Entity.

XXII. Term of Injunctions or Stays.

86. Unless otherwise provided in the Plan or in this Confirmation Order, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay. Notwithstanding anything to the contrary in the Plan or this Confirmation Order,

46

neither the Plan nor this Confirmation Order shall limit, impair, or otherwise affect the Court’s ability to enter an order lifting any stay that is in effect.

XXIII. Releases, Exculpations, and Injunctions.

87. Subject to this Confirmation Order, all release, exculpation, and injunction provisions set forth in the Plan, including, but not limited to, those contained in Article X of the Plan, are approved and shall be effective and binding on all persons and entities to the extent provided and limited therein and in paragraphs 89 and 90 of this Order.

XXIV. Governmental Units.

88. As to any Governmental Unit, nothing in the Plan or this Confirmation Order shall limit or expand the scope of discharge, release, or injunction to which the Debtors or Reorganized Debtors are entitled to under the Bankruptcy Code, if any. The discharge, release, and injunction provisions contained in the Plan and Confirmation Order are not intended and shall not be construed to bar any Governmental Unit from, subsequent to this Confirmation Order, pursuing any police or regulatory action.

89. Accordingly, notwithstanding anything contained in the Plan or this Confirmation Order to the contrary, nothing in the Plan or Confirmation Order shall discharge, release, impair, or otherwise preclude: (a) any liability to any Governmental Unit that is not a “claim” within the meaning of section 101(5) of the Bankruptcy Code; (b) any Claim of any Governmental Unit arising on or after the Confirmation Date; (c) any valid right of setoff or recoupment of any Governmental

47

Unit against any of the Debtors; or (d) any liability of the Debtors or Reorganized Debtors under police or regulatory statutes or regulations to any Governmental Unit as the owner, lessor, lessee, or operator of property that such entity owns, operates, or leases after the Confirmation Date. Nor shall anything in this Confirmation Order or the Plan: (i) enjoin or otherwise bar any Governmental Unit from asserting or enforcing, outside the Bankruptcy Court, any liability described in the preceding sentence; or (ii) divest any court, commission, or tribunal of jurisdiction to determine whether any liabilities asserted by any Governmental Unit are discharged or otherwise barred by this Confirmation Order, the Plan, or the Bankruptcy Code.

90. Moreover, nothing in this Confirmation Order or the Plan shall release or exculpate any non-Debtor, including any Released Parties, from any liability to any Governmental Unit, including, but not limited to, any liabilities arising under the Internal Revenue Code, the environmental laws, or the criminal laws against the Released Parties, nor shall anything in this Confirmation Order or the Plan enjoin any Governmental Unit from bringing any claim, suit, action, or other proceeding against the Released Parties for any liability whatsoever; provided, however, that the foregoing sentence shall not limit the scope of discharge granted to the Debtors under sections 524 and 1141 of the Bankruptcy Code.

XXV. Governmental Approvals.

91. Except as otherwise expressly provided for or contemplated in the Plan or this Confirmation Order, this Confirmation Order shall constitute all approvals and consents required, if any, by the laws, rules, or regulations of any state or any other

48

governmental authority with respect to the implementation or consummation of the Plan and any documents, instruments, or agreements, and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan, the Disclosure Statement, the Plan Supplement, and any documents, instruments, or agreements, and any amendments or modifications thereto. Each federal, state, commonwealth, local, foreign, or other governmental agency is directed and authorized to accept the validity of (a) any and all documents, trust agreements, mortgages, and instruments, and (b) all actions of the Debtors that are necessary or appropriate to effectuate, implement, or consummate the transactions contemplated by the Plan, this Confirmation Order, and the agreements created or contemplated by the Plan or this Confirmation Order, without payment of any recording tax, stamp tax, transfer tax, or similar tax imposed by state or local law.

XXVI. Injunction Against Interference with Plan.

92. Upon entry of this Confirmation Order, all Holders of Claims or Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan.

XXVII. Notice of Entry of Confirmation Order and Effective Date.

93. On or before the fourteenth (14th) day following the date of entry of this Confirmation Order, the Debtors or Reorganized Debtors, as applicable, shall serve notice of entry of this Confirmation Order pursuant to Bankruptcy Rules 2002(f)(7), 2002(k), and 3020(c) on all creditors and interest holders, the U.S. Trustee,

49

and other parties in interest, by causing notice of entry of this Confirmation Order (the “Notice of Confirmation”), to be delivered to such parties by first-class mail, postage prepaid. The Debtors or Reorganized Debtors, as applicable, shall also post the Notice of Confirmation on the website maintained by the Solicitation Agent, at http://cases.primeclerk.com/pacificdrilling/ (the “Case Website”). The notice described herein is adequate under the circumstances, and no other or further notice is necessary.

XXVIII. Notice of Effective Date.

94. As soon as practicable after the occurrence of the Effective Date, the Reorganized Debtors shall serve notice of the Effective Date on all creditors and interest holders, the U.S. Trustee, and other parties in interest, by causing notice of the Effective Date in the form annexed hereto as Exhibit B (“Notice of Effective Date”) to be delivered to such parties by first-class mail, postage prepaid. The Reorganized Debtors shall also post the Notice of Effective Date on the Case Website. The Notice of Effective Date shall include notice of the deadline for (a) filing Proofs of Claim arising out of rejection of Executory Contracts or Unexpired Leases upon the Effective Date and (b) filing Administrative Claims.

XXIX. Retention of Jurisdiction.

95. Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, this Court shall retain exclusive jurisdiction with respect to all matters arising from or related to the Chapter 11 Cases, the Plan, and the implementation of this Confirmation Order, including, without limitation, those matters set forth in Article X of the Plan.

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XXX. Payment of Statutory Fees.

96. All fees payable pursuant to section 1930 of title 28 of the United States Code, together with any interest pursuant to section 3717 of title 31 of the United States Code, shall continue to be paid by the Debtors on the earlier of when due or the Effective Date. All applicable post-confirmation statutory fees shall continue to be paid until the cases are closed, dismissed, or converted to chapter 7.

XXXI. Payment of Professionals After the Effective Date.

97. The Reorganized Debtors are authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course without the need for Bankruptcy Court approval.

XXXII. Funding of Professional Fee Escrow.

98. On the Effective Date, the Debtors or the Reorganized Debtors shall establish and fund the Professional Fee Escrow with Cash equal to the Professional Fee Escrow Amount.

XXXIII. Documents, Mortgages, and Instruments.

99. Each federal, state, commonwealth, local, foreign, or other governmental agency is hereby authorized to accept any and all documents, mortgages, and instruments necessary or appropriate to effectuate, implement, or consummate the transactions contemplated by the Plan.

XXXIV. Activities in Anticipation of the Effective Date.

100. The Debtors are hereby authorized and empowered to take all necessary steps, and pay all related expenses, in anticipation of the Effective Date,

51

including, without limitation, effectuating the transactions contemplated by the Plan and this Confirmation Order.

XXXV. Substantial Consummation.

101. On the Effective Date, the Plan shall be deemed to be substantially consummated pursuant to sections 1101 and 1127(b) of the Bankruptcy Code.

XXXVI. Severability.

102. This Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may be amended in accordance with Section 12.2 of the Plan, is (a) valid and enforceable pursuant to its terms, (b) integral to the Plan and may not be deleted or amended other than in accordance with Section 12.2 of the Plan, and (c) non-severable and mutually dependent.

XXXVII. Immediate Binding Effect.

103. Pursuant to section 1141 and the other applicable provisions of the Bankruptcy Code, on or after entry of this Confirmation Order and subject to the occurrence of the Effective Date, the terms of the Plan (including all documents and agreements executed pursuant thereto or in connection therewith), the Plan Supplement, and this Confirmation Order shall be immediately effective and enforceable and shall bind the Reorganized Debtors, the Released Parties, the Exculpated Parties, all Holders of Claims and Interests (irrespective of whether such Claims or Interests are Impaired under the Plan or whether the Holders of such Claims or Interests accepted or are deemed to have accepted the Plan), any other person giving,

52

acquiring, or receiving property under the Plan, any and all non-Debtor parties to Executory Contracts and Unexpired Leases with any of the Debtors, any other party in interest in these Chapter 11 Cases, and the respective heirs, executors, administrators, successors, or assigns, if any, of any of the foregoing. On the Effective Date, all settlements, compromises, releases (including, without limitation, the releases set forth in Article X of the Plan), waivers, discharges, exculpations, and injunctions set forth in the Plan shall be effective and binding on Persons who may have had standing to assert any settled, compromised, released, waived, discharged, exculpated, or enjoined Causes of Action after the Effective Date.

XXXVIII. Conflicts Between Confirmation Order and the Plan.

104. To the extent of any inconsistency between the provisions of the Plan and this Confirmation Order, the terms and provisions contained in this Confirmation Order shall govern. The provisions of this Confirmation Order are integrated with each other and are non-severable and mutually dependent unless expressly stated by further order of this Court.

XXXIX. Stay of Confirmation.

105. The requirements under Bankruptcy Rule 3020(e) that an order confirming a plan is stayed until the expiration of 14 days after entry of the order are hereby waived. This Confirmation Order shall take effect immediately and shall not be stayed pursuant to Bankruptcy Rules 3020(e), 6004(g), 6006(d), or 7062.

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XL. Modifications and Amendments.

106. The Plan may be amended, modified, or supplemented by the Debtors in accordance with Section 12.2 of the Plan.

XLI. Final Order.

107. This Confirmation Order is a final order and the period in which an appeal must be filed shall commence upon the entry hereof.

XLII. Harris County Taxes.

108. Harris County shall retain its statutory lien securing its post-petition taxes until such time as the taxes are paid in full. The Reorganized Debtors shall pay all post-petition ad valorem tax liabilities (tax year 2018 and subsequent tax years) owing to Harris County in the ordinary course of business as such taxes come due and prior to said ad valorem taxes becoming delinquent without the need of Harris County to file an administrative expense claim and/or request for payment.

XLIII. Chevron Agreements.

109. Notwithstanding anything to the contrary in the Plan, this Confirmation Order, or any other order entered in these Chapter 11 Cases, the Debtors’ agreements with Chevron (defined below), including, without limitation, (a) that certain Offshore Drilling Contract, dated as of June 15, 2012, by and between Pacific Drilling Operations, Inc. and Chevron (the “Chevron Drilling Contract”); (b) that certain Guaranty Agreement, dated as of June 30, 2012, by and between PDSA and Chevron (the “Chevron Guaranty”); and (c) any document or instrument referred to or contemplated by either of the foregoing (all the Debtors’ agreements with Chevron,

54

including, without limitation, the Chevron Drilling Contract and the Chevron Guaranty, collectively, the “Chevron Agreements”) shall be deemed assumed and affirmed upon entry of this Confirmation Order with the consent of Chevron. The Debtors and Reorganized Debtors (including, as applicable, Reorganized PDSA, and/or any other entity that may be formed pursuant to the Plan) shall continue to have and perform the obligations under the Chevron Agreements in accordance with their terms.

110. It is expressly intended by the Debtors, and confirmed and ordered by this Court, that nothing in, about, or related to these Chapter 11 Cases (including, but not limited to, the confirmation of the Plan and the entry of the Confirmation Order) shall prevent Chevron from maintaining, asserting, or pursuing any right or claim against the Debtors or the Reorganized Debtors (including, as applicable, Reorganized PDSA, and/or any other entity that may be formed pursuant to the Plan) arising under the Chevron Agreements, including, but not limited to, rights or claims related to (a) contribution, indemnity, subrogation, recovery for breach or default, or similar right, arising under the Chevron Agreements, whether arising from or related to conduct or actions (or inactions) prior to or after the Petition Date, or (b) liability for regulatory, environmental, reclamation, restoration, remediation, operational, health, or safety claims or obligations under any federal, state, local, or other Law, to the extent the Debtors or Reorganized Debtors, as applicable, are liable for such obligations under the terms of the Chevron Agreements. All rights, claims, and defenses of Chevron, the Debtors, and the Reorganized Debtors under the Chevron Agreements are expressly preserved.

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111. For purposes of paragraphs 109 through 111 of this Confirmation Order, (a) “Law” means any statute, law (including common law), rule, regulation, requirement, ordinance, order, code, ruling, writ, injunction, decree, or other official act of or by any court or other governmental unit and (b) “Chevron” means Chevron U.S.A. Inc. and its respective successors in interest or assigns, including with respect to each of the foregoing, their parent entities, all of their Affiliates, and their respective directors, officers, and employees. Notwithstanding anything to the contrary in the Plan, this Confirmation Order, or any other order entered in these Chapter 11 Cases, nothing in the Plan or this Confirmation Order releases any entity other than the Debtors, the Reorganized Debtors, or their Estates from any claim or Cause of Action of Chevron.

XLIV. Zonda Plan Debtors Reservation of Rights.

112. For the avoidance of doubt, nothing in the Plan or this Confirmation Order shall in any way waive, settle, compromise, satisfy, remise, acquit, resolve, terminate, extinguish, enjoin, discharge, or release any claims, causes of action, rights of subrogation, contribution, or indemnification, defenses, suits, debts, remedies, damages, demands, losses, costs, and expenses (including professional fees and expenses) of any and every kind, character, nature, and description whatsoever, whether in law or equity, filed or unfiled, known or unknown, asserted or unasserted, express or implied, foreseen or unforeseen, suspected or unsuspected, liquidated or unliquidated, and/or fixed or contingent, that arose or could have been asserted by the Zonda Plan Debtors (as defined in the Disclosure Statement) or any of their respective creditors (subject to the Bar Date Order and any argument regarding the applicability

56

thereof), and each of their respective successors and assigns, against any third party prior to the date hereof. Also for the avoidance of doubt, all such claims, causes of action, rights of subrogation, contribution, or indemnification, defenses, suits, debts, remedies, damages, demands, losses, costs, and expenses (including professional fees and expenses) of any and every kind, character, nature, and description whatsoever, whether in law or equity, filed or unfiled, known or unknown, asserted or unasserted, express or implied, foreseen or unforeseen, suspected or unsuspected, liquidated or unliquidated, and/or fixed or contingent are hereby reserved (subject to the Bar Date Order and any argument regarding the applicability thereof).

XLV. Post-Confirmation Reporting.

113. The Debtors shall continue to file post-confirmation monthly operating reports until the cases are closed, dismissed, or converted to chapter 7.

Dated: November 2, 2018

New York, New York

s/ Michael E. Wiles
THE HONORABLE MICHAEL E. WILES
UNITED STATES BANKRUPTCY JUDGE

57

Exhibit A

Modified Fourth Amended Joint Chapter 11 Plan of Reorganization

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK
In re: PACIFIC DRILLING S.A., et al., Debtors[1]	: : : : : : :	Chapter 11 Case No. 17-13193 (MEW) (Jointly Administered)

MODIFIED FOURTH AMENDED JOINT PLAN OF

REORGANIZATION FOR PACIFIC DRILLING S.A. AND CERTAIN OF ITS

AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Albert Togut

Frank A. Oswald

Kyle J. Ortiz

Amy M. Oden

TOGUT, SEGAL & SEGAL LLP

One Penn Plaza

New York, New York 10119

(212) 594-5000

Counsel for the Debtors and Debtors in Possession

Dated:	October 31, 2018 New York, New York

[1]

The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are: Pacific Drilling S.A., Pacific Drilling (Gibraltar) Limited, Pacific Drillship (Gibraltar) Limited, Pacific Drilling, Inc. (1524), Pacific Drilling Finance S.à r.l., Pacific Drilling Limited, Pacific Drillship S.à r.l., Pacific Sharav S.à r.l. (2431), Pacific Drilling VII Limited, Pacific Drilling V Limited, Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073), Pacific Bora Ltd. (9815), Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103), Pacific Drilling Operations, Inc. (4446), Pacific Santa Ana S.à r.l. (6417), Pacific Drilling, LLC (7655), Pacific Drilling Services, Inc. (5302), Pacific Drillship Nigeria Limited (0281) and Pacific Sharav Korlátolt Felelősségű Társaság.

i

5.5	RCF Payment	38
5.6	SSCF Payment	38
5.7	New First Lien Notes	38
5.8	New Second Lien PIK Toggle Notes	41
5.9	New Intercreditor Agreement	43
5.10	Rights Offering & QP Private Placement	43
5.11	Restructuring Transactions	44
5.12	Intercompany Interests	44
5.13	Intercompany Claims	45
5.14	Issuance of New Common Shares	45
5.15	Exemption from Registration	45
5.16	Officers and Boards of Directors	46
5.17	Management Incentive Plan	47
5.18	Registration Rights Agreement	47
5.19	Corporate Action	47
5.20	Effectuating Documents; Further Transactions	47
5.21	Preservation of Retained Actions	47
5.22	Exemption from Certain Transfer Taxes and Recording Fees	48
5.23	Debtors’ Waiver of Certain Claims Related to 2017 Notes	48
5.24	Further Authorization	48
5.25	Indenture Trustee Fees and Expenses	49

ARTICLE VI DISTRIBUTIONS

6.1	Distributions Generally	49
6.2	No Postpetition or Default Interest on Claims	49
6.3	Date of Distributions	50
6.4	Distribution Record Date	50
6.5	Disbursing Agent	50
6.6	Delivery of Distributions	50
6.7	Unclaimed Property	53
6.8	Satisfaction of Claims	53
6.9	Manner of Payment Under Plan	53
6.10	Fractional Shares and Notes and De Minimis Cash Distributions	53
6.11	No Distribution in Excess of Amount of Allowed Claim	54
6.12	Allocation of Distributions Between Principal and Interest	54
6.13	Setoffs and Recoupments	54
6.14	Rights and Powers of Disbursing Agent	54
6.15	Withholding and Reporting Requirements	55
6.16	Claims Paid or Payable by Third Parties	55

ARTICLE VII PROCEDURES FOR DISPUTED CLAIMS

7.1	Allowance of Claims	56
7.2	Objections to Claims	57
7.3	Estimation of Claims	57
7.4	No Distributions Pending Allowance	57
7.5	Resolution of Claims	57
7.6	Disallowed Claims	58

ARTICLE VIII TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

8.1	Assumption or Rejection of Executory Contracts and Unexpired Leases	58
8.2	D&O Liability Insurance Policies	59
8.3	Indemnification	59
8.4	Employee Benefit Plans and Agreements	59
8.5	Cure of Defaults Under Assumed Contracts	60
8.6	Claims Based on Rejection of Executory Contracts and Unexpired Leases	60
8.7	Reservation of Rights	61

ARTICLE IX CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THIS PLAN

9.1	Conditions Precedent to Confirmation of this Plan	61
9.2	Conditions Precedent to the Effective Date	61
9.3	Waiver of Conditions Precedent	62
9.4	Effect of Failure of Conditions	63

ARTICLE X EFFECT OF PLAN CONFIRMATION

10.1	Binding Effect	63
10.2	Compromise and Settlement of Claims, Interests, and Controversies	63
10.3	Releases and Related Matters	64
10.4	Discharge of the Debtors	67
10.5	Injunction	68
10.6	Exculpation and Limitation of Liability	68
10.7	Term of Bankruptcy Injunction or Stays	69

10.8	Post-Confirmation Date Retention of Professionals	69

ARTICLE XI RETENTION OF JURISDICTION

11.1	Retention of Jurisdiction	69
11.2	Jurisdiction for Certain Other Agreements	71
11.3	No Limitation on Enforcement by SEC on Non-Debtors	71

ARTICLE XII MISCELLANEOUS PROVISIONS

12.1	Payment of Statutory Fees	72
12.2	Amendment or Modification of this Plan	72
12.3	Substantial Consummation	72
12.4	Severability of Plan Provisions	72
12.5	Successors and Assigns	72
12.6	Revocation, Withdrawal, or Non-Consummation	72
12.7	Governing Law	73
12.8	Time	73
12.9	Immediate Binding Effect	73
12.10	Entire Agreement	73
12.11	Notice	73
12.12	Exhibits	74
12.13	Filing of Additional Documents	75
12.14	Conflicts	75

INTRODUCTION

The Debtors propose the following joint plan of reorganization for the resolution of the outstanding Claims against and Interests in the Debtors. Reference is made to the Disclosure Statement for a discussion of (i) the Debtors’ history, business, and operations, (ii) a summary and analysis of this Plan, and (iii) certain related matters, including risk factors relating to the consummation of this Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, the Debtors reserve the right to alter, amend, modify, revoke, or withdraw this Plan, with the consent of the Required Consenting Creditors and QPGL, in each case, subject to the ECA Document Requirements, prior to its substantial consummation.

ARTICLE I

DEFINED TERMS AND RULES OF INTERPRETATION

Defined Terms. As used herein, capitalized terms shall have the meanings set forth below. Any term that is not otherwise defined herein, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1.1 2017 Noteholders means, collectively, the record holders of and owners of beneficial interests in the 2017 Notes.

1.2 2017 Notes means those certain 7.250% senior secured notes due 2017 issued by PDV pursuant to the 2017 Notes Indenture.

1.3 2017 Notes Claim means a Claim arising out of or related to the 2017 Notes and the 2017 Notes Indenture.

1.4 2017 Notes Claims Allocation means (a) the Market Value of the 2017 Notes Claims, divided by (b) the Equitizing Securities’ Aggregate Market Value.

1.5 2017 Notes Indenture means that certain Indenture dated November 28, 2012 among PDV as issuer, PDSA as guarantor, and the 2017 Notes Indenture Trustee (as amended, supplemented, or otherwise modified from time to time).

1.6 2017 Notes Indenture Trustee means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, collateral agent, and in each other capacity for which it serves under or in connection with the 2017 Notes; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

1.7 2020 Noteholders means, collectively, the record holders of and owners of beneficial interests in the 2020 Notes.

1.8 2020 Notes means those certain 5.375% senior secured notes due 2020 issued by PDSA on June 3, 2013 pursuant to the 2020 Notes Indenture.

1.9 2020 Notes Claim means a Claim arising out of or related to the 2020 Notes and the 2020 Notes Indenture.

1.10 2020 Notes Claims Allocation means (a) the Market Value of the 2020 Notes Claims, divided by (b) the Equitizing Securities’ Aggregate Market Value.

1.11 2020 Notes Indenture means that certain Indenture dated June 3, 2013 among PDSA, the Pool A Guarantors, and the 2020 Notes Indenture Trustee (as amended, supplemented, or otherwise modified from time to time).

1.12 2020 Notes Indenture Trustee means Deutsche Bank Trust Company Americas in its capacity as indenture trustee and in each other capacity for which it serves under or in connection with the 2020 Notes; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

1.13 Accrued Professional Compensation means, at any date, and regardless of whether such amounts are billed or unbilled, all of a Professional’s accrued and unpaid fees (including success fees) and reimbursable expenses for services rendered in the Chapter 11 Cases through and including such date, whether or not such Professional has filed a fee application for payment of such fees and expenses, (a) all to the extent that any such fees and expenses have not been previously paid (regardless of whether a fee application has been filed for any such amount) and (b) after applying any retainer that has been provided by the Debtors to such Professional and not previously applied. No amount of a Professional’s fees and expenses denied under a Final Order shall constitute Accrued Professional Compensation.

1.14 Ad Hoc Group means those certain 2017 Noteholders, 2020 Noteholders, and Term Loan B Lenders identified in the Fifth Amended Verified Statement of the Ad Hoc Group of Debtholders Pursuant to Bankruptcy Rule 2019 dated September 17, 2018 [Docket No. 596].

1.15 Administrative Claim means a Claim for costs and expenses of administration of the Chapter 11 Cases under sections 328, 330, 363, 364(c)(1), 365, 503(b), or 507(b) of the Bankruptcy Code, including, but not limited to: (a) any actual and necessary costs and expenses, incurred on or after the Petition Date and through the Effective Date, of preserving the Estates and operating the businesses of the Debtors; (b) Professional Fee Claims; (c) all fees and charges assessed against the Estates under chapter 123 of title 28 of the United States Code; (d) the QP Group Expense

Reimbursement; and (e) all other Claims entitled to administrative Claim status pursuant to an order of the Bankruptcy Court.

1.16 Administrative Claims Bar Date means the first Business Day that is thirty (30) days following the Effective Date, except as otherwise specifically set forth in this Plan.

1.17 Administrative Claims Objection Bar Date means the first Business Day that is 120 days following the Effective Date, except as otherwise specifically set forth in this Plan; provided, that the Administrative Claims Objection Bar Date may be extended pursuant to an order of the Bankruptcy Court upon a motion filed by the Reorganized Debtors after notice and a hearing.

1.18 Affiliate means, with respect to any Person, “affiliate” as defined in section 101(2) of the Bankruptcy Code, as if such Person were a Debtor.

1.19 Affiliate Transferee has the meaning set forth in the Equity Commitment Agreement.

1.20 Agents means, collectively, the 2017 Notes Indenture Trustee, the 2020 Notes Indenture Trustee, the DIP Agent, the Pari Passu Collateral Agent, the RCF Administrative Agent, the SSCF Administrative Agent, and the Term Loan B Administrative Agent.

1.21 Allowed means, with respect to a Claim against any Debtor, except as otherwise provided herein, (a) a Claim that is (i) listed in the Schedules as of the Effective Date as neither disputed, contingent, nor unliquidated, and for which no Proof of Claim has been timely filed, or (ii) evidenced by a valid Proof of Claim or request for payment of Administrative Claim, as applicable, filed by the applicable Bar Date or Administrative Claims Bar Date, and as to which the Debtors or other parties in interest have not filed an objection to the allowance thereof by the Claims Objection Deadline, or (b) a Claim that is Allowed under this Plan or any stipulation or settlement approved by, or Final Order of, the Bankruptcy Court; provided, however, that any Claims allowed solely for the purpose of voting to accept or reject this Plan pursuant to an order of the Bankruptcy Court will not be considered “Allowed Claims” under this Plan. Notwithstanding the foregoing, a Claim shall not be Allowed and shall not be entitled to a distribution under this Plan to the extent it has been satisfied prior to the Effective Date. If a Claim is Allowed only in part, references to Allowed Claims include and are limited to the Allowed portion of such Claim. Notwithstanding anything to the contrary herein, no Claim that is disallowed in accordance with Bankruptcy Rule 3003 or section 502(d) of the Bankruptcy Code is Allowed and each such Claim shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Bankruptcy Court.

1.22 Amended Articles of Association means Reorganized PDSA’s amended and restated articles of association, a substantially final form of which is included in the Plan Supplement as Exhibit D.

1.23 Assumed Contracts means those Executory Contracts and Unexpired Leases to be assumed by the applicable Reorganized Debtors pursuant to this Plan.

1.24 Avoidance Action means any claim or Cause of Action of an Estate arising out of or maintainable pursuant to sections 510, 541, 542, 543, 544, 545, 547, 548, 549, 550, 551, or 553 of the Bankruptcy Code or under any other similar applicable law, regardless of whether or not such action has been commenced prior to the Effective Date.

1.25 Ballot means each of the ballot forms distributed to each Holder of a Claim that is entitled to vote to accept or reject this Plan and on which the Holder is to indicate, among other things, acceptance or rejection of this Plan.

1.26 Bankruptcy Code means title 11 of the United States Code, as now in effect or hereafter amended, to the extent such amendments apply to the Chapter 11 Cases.

1.27 Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York.

1.28 Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as now in effect or hereafter amended.

1.29 Bar Date means, as applicable: (a) the General Bar Date; (b) the later of (i) the General Bar Date and (ii) 5:00 p.m. (prevailing Eastern Time) on the date that is thirty (30) days after entry of a Bankruptcy Court order pursuant to which Executory Contracts or Unexpired Leases are rejected for Claims arising from such rejected agreements; (c) the later of (i) the General Bar Date and (ii) 5:00 p.m. (prevailing Eastern Time) on the date that is thirty (30) days after the date that notice of any applicable amendment or supplement to the Schedules is served on a claimant for those Claims affected by any such amendment or supplement to the Schedules; and (d) May 11, 2018 at 5:00 p.m. (prevailing Eastern Time) for Governmental Units.

1.30 Bar Date Order means the Order Establishing Bar Dates for Filing Proofs of Claim and Approving Form and Manner of Notice Thereof [Docket No. 253].

1.31 Business Day means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

1.32 Cash means legal tender of the United States of America and equivalents thereof.

1.33 Cause of Action means any action, proceeding, agreement, Claim, cause of action, controversy, demand, debt, right, action, Avoidance Action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, recoupment, cross-claim, counterclaim, third-party claim, indemnity claim, contribution claim, or any other claim, known or unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether pending in litigation or otherwise, in contract or in tort, in law or in equity or pursuant to any other theory of law, based in whole or in part upon any act or omission or other event occurring prior to the Effective Date.

1.34 Chapter 11 Case(s) means (a) when used with reference to a particular Debtor, the case under chapter 11 of the Bankruptcy Code commenced by such Debtor in the Bankruptcy Court and (b) when used with reference to all Debtors, the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Bankruptcy Court.

1.35 Charging Lien means any Lien or other priority in payment to which an Indenture Trustee is entitled pursuant to the terms of an indenture or any related or ancillary document, instrument, agreement, or statutory or common law against the distributions to be made to the applicable Noteholders for payment of any fees, costs, or expenses (including those of its counsel) due to such Indenture Trustee.

1.36 Claim means a “claim” as defined in section 101(5) of the Bankruptcy Code.

1.37 Claims Objection Deadline means for all Claims, the later of: (a) 180 days after the Effective Date, subject to extension by order of the Bankruptcy Court; (b) 90 days after the filing of a Proof of Claim or request for payment of Administrative Claims for such Claim; and (c) such other objection deadline as may be specifically fixed by this Plan, the Confirmation Order, the Bankruptcy Rules, or a Final Order.

1.38 Class means a category of Claims or Interests, as described in Article III.

1.39 Commitment Letter Order means the Order (I) Authorizing the Debtors to (A) Enter into Exit Financing Commitment Letter and Related Agreements and (B) Incur and Pay Certain Related Fees and/or Premiums, Indemnities, Costs and Expenses; and (II) Granting Related Relief [Docket No. 518].

1.40 Confirmation means the confirmation of this Plan by the Bankruptcy Court under section 1129 of the Bankruptcy Code.

1.41 Confirmation Date means the date on which the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

1.42 Confirmation Hearing means the hearing held by the Bankruptcy Court pursuant to section 1128 of the Bankruptcy Code to consider confirmation of this Plan, as such hearing may be adjourned or continued from time to time.

1.43 Confirmation Order means the order of the Bankruptcy Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code, which shall be in form and substance acceptable to the Debtors, the Required Consenting Creditors, and QPGL, in each case, subject to the ECA Document Requirements.

1.44 Consenting Creditors means the members of the Ad Hoc Group.

1.45 Cure Amount means all costs required of the Debtors to cure any and all monetary defaults, including pecuniary losses, pursuant to Bankruptcy Code section 365, arising under any Assumed Contract.

1.46 D&O Liability Insurance Policies means all insurance policies and contracts for directors’ and officers’ liability maintained by the Debtors, including any directors’ and officers’ “tail policy.”

1.47 Debtor Release means the releases contained in Section 10.3(a) herein.

1.48 Debtors means PDSA; PDGL; Pacific Drillship (Gibraltar) Limited; Pacific Drilling, Inc.; Pacific Drilling Finance S.à r.l.; Pacific Drilling Limited; Pacific Drillship S.à r.l.; Pacific Sharav S.à r.l.; Pacific Drilling VII Limited; PDV; Pacific Scirocco Ltd.; Pacific Bora Ltd.; Pacific Mistral Ltd.; Pacific Santa Ana (Gibraltar) Limited; Pacific Drilling Operations Limited; Pacific Drilling Operations, Inc.; Pacific Santa Ana S.à r.l.; Pacific Drilling, LLC; Pacific Drillship Nigeria Limited; and Pacific Sharav Korlátolt Felelősségű Társaság. For the avoidance of doubt, the term “Debtors” as used in this Plan does not include PDSI or PDVIII, which entities will be subject to a separate chapter 11 plan.

1.49 DIP Agent means Wilmington Trust, National Association, and its successors or assigns, in each case, solely in its capacity as administrative agent and collateral agent under the DIP Facility.

1.50 DIP Facility means the Debtors’ senior secured postpetition financing in the form of a non-amortizing multi-draw term loan facility in an aggregate principal amount not to exceed $85 million.

1.51 DIP Facility Claim means a Claim arising out of or related to the DIP Facility and any payment authorized to be made by the Order (A) Authorizing the Debtors to Obtain Senior Secured Postpetition Financing and (B) Granting Related Relief [Docket No. 612].

1.52 DIP Lenders means, collectively, the lenders under the DIP Facility.

1.53 Disallowed means all or such part of a Claim (a) that is disallowed by a Final Order of the Bankruptcy Court or other court of competent jurisdiction or (b) proof of which was required to be filed but as to which a Proof of Claim was not timely or properly filed; unless Allowed by a Final Order of the Bankruptcy Court or other court of competent jurisdiction.

1.54 Disbursing Agent means any entity in its capacity as a disbursing agent under Section 6.5, including any Debtor or Reorganized Debtor, as applicable, that acts in such a capacity.

1.55 Disclosure Statement means the disclosure statement (including all exhibits and schedules thereto) relating to this Plan, as amended, modified, or supplemented from time to time, and distributed contemporaneously herewith, which is in form and substance reasonably acceptable to the Debtors, the Required Consenting Creditors, and QPGL, in each case, subject to the ECA Document Requirements.

1.56 Disputed Claim means (a) any Claim as to which the Debtors have interposed an objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, or any Claim otherwise disputed by the Debtors, the Reorganized Debtors, or other party in interest in accordance with applicable law, which objection has not been withdrawn or determined by a Final Order; (b) any Claim scheduled by the Debtors as contingent, unliquidated, or disputed; (c) any Claim which amends a claim scheduled by the Debtors as contingent, unliquidated, or disputed; or (d) any Claim prior to it having become an Allowed Claim.

1.57 Distribution Date means a date or dates, including the Initial Distribution Date as determined by the Disbursing Agent in accordance with the terms of this Plan, on which the Disbursing Agent makes a distribution to Holders of Allowed Claims.

1.58 Distribution Process is defined in Section 6.6(c).

1.59 Distribution Record Date means September 20, 2018.

1.60 Drillships means all seven high-specification drillships delivered between 2010 and 2014: (1) the Pacific Bora; (2) the Pacific Scirocco; (3) the Pacific Sharav; (4) the Pacific Santa Ana; (5) the Pacific Mistral; (6) the Pacific Khamsin; and (7) the Pacific Meltem.

1.61 DTC means the Depository Trust Company.

1.62 ECA Document Requirements means that the Transaction Agreements shall be subject to the respective consent rights of the parties to the Equity Commitment Agreement as set forth therein.

1.63 Effective Date means the Business Day this Plan becomes effective as provided in Article IX.

1.64 Entity means “entity” as defined in section 101(15) of the Bankruptcy Code.

1.65 Equitizing Securities’ Aggregate Market Value means the sum of the Market Values of the Term Loan B Claims, the 2020 Notes Claims, and the 2017 Notes Claims.

1.66 Equity Commitment means the commitment by the Equity Commitment Parties pursuant to the Equity Commitment Agreement to purchase (a) any unexercised Rights Offering Subscription Rights and (b) any New Common Shares not purchased pursuant to the QP Private Placement.

1.67 Equity Commitment Agreement means that certain Commitment Agreement (Equity) among PDSA, the Equity Commitment Parties, the Reserve Parties, and QPGL, dated September 27, 2018 (as amended, supplemented, or otherwise modified from time to time).

1.68 Equity Commitment Parties means the members of the Ad Hoc Group providing the Equity Commitment pursuant to the Equity Commitment Agreement.

1.69 Equity Commitment Premium means the “Commitment Premium” as defined in the Equity Commitment Agreement, payable to the Equity Commitment Parties in accordance with the Equity Commitment Agreement.

1.70 Equity Issuance means, collectively, the Rights Offering and the QP Private Placement.

1.71 Escrow End Date means December 22, 2018.

1.72 Escrow Release Conditions has the meaning set forth in the Offering Circular.

1.73 Escrow Release Date means the date on which the Escrow Release Conditions are satisfied.

1.74 Estate(s) means, individually, the estate of any of the Debtors and, collectively, the estates of all of the Debtors created under section 541 of the Bankruptcy Code.

1.75 Exchange Act means the Securities Exchange Act of 1934, as now in effect or hereafter amended.

1.76 Exculpated Parties means, collectively, the Released Parties.

1.77 Executory Contract means a contract to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

1.78 Exhibit means an exhibit annexed to either this Plan or as an appendix to the Disclosure Statement, as amended, modified, or supplemented from time to time.

1.79 Exit Financing Transactions means, collectively, the New First Lien Notes, the New Second Lien PIK Toggle Notes, and the Equity Issuance.

1.80 Federal Judgment Rate means the federal judgment rate, 28 U.S.C. § 1961, in effect as of the Petition Date, compounded annually.

1.81 Final Order means an order or judgment, the operation or effect of which has not been reversed, stayed, modified, or amended, and as to which order or judgment (or any reversal, stay, modification, or amendment thereof) (a) the time to appeal, seek certiorari, or request re-argument or further review or rehearing has expired and no appeal, petition for certiorari, or request for re-argument or further review or rehearing has been timely filed, or (b) any appeal that has been or may be taken or any petition for certiorari or request for re-argument, further review, or rehearing that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed, from which certiorari was sought, or to which the request was made, and no further appeal, petition for certiorari, or request for re-argument, further review, or rehearing has been or can be taken or granted.

1.82 General Bar Date means May 1, 2018 at 5:00 p.m. (prevailing Eastern Time), the date by which each Holder of a Claim against any of the Debtors must have filed a Proof of Claim unless such Claim falls within one of the exceptions set forth in the Bar Date Order.

1.83 General Unsecured Claim means any Claim against any Debtor other than an Administrative Claim, a DIP Facility Claim, a Priority Tax Claim, an Other Priority Claim, a Secured Tax Claim, an Other Secured Claim, an RCF Claim, an SSCF Claim, a 2017 Notes Claim, a 2020 Notes Claim, a Term Loan B Claim, a Section 510(b) Claim, or an Intercompany Claim.

1.84 Global Settlement means the settlements and compromises contained in the Global Settlement Term Sheet, dated as of August 15, 2018, among the Debtors, the Ad Hoc Group, and QPGL, a copy of which is attached as Appendix K to the Disclosure Statement.

1.85 Governmental Unit has the meaning set forth in section 101(27) of the Bankruptcy Code.

1.86 Holder means a holder (including Noteholders) of a Claim or Interest, as applicable.

1.87 Impaired means, when used in reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

1.88 Indenture Trustee means each of the 2017 Notes Indenture Trustee and the 2020 Notes Indenture Trustee, as context requires.

1.89 Indenture Trustee Fees and Expenses is defined in Section 5.25.

1.90 Initial Distribution Date means the date or dates on which the Disbursing Agent makes the first distribution to Holders of Allowed Claims pursuant to the terms of this Plan.

1.91 Intercompany 2018 PDOL TLB means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Drilling Operations Limited as borrower.

1.92 Intercompany 2018 PML TLB means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Mistral Limited as borrower.

1.93 Intercompany 2018 PSAS TLB means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Santa Ana S.à r.l. as borrower.

1.94 Intercompany 2020 Notes means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Drilling Operations Limited as borrower.

1.95 Intercompany Claim means any and all Claims of a Debtor against another Debtor or non-Debtor affiliate; provided, that Claims of the Debtors against PDVIII or PDSI or of PDVIII or PDSI against the Debtors shall not constitute “Intercompany Claims.”

1.96 Intercompany Interest means an Interest in a Debtor held by another Debtor.

1.97 Intercreditor Agreement means that certain Intercreditor Agreement, dated as of June 3, 2013, by and among the Pari Passu Collateral Agent, the Revolving Credit Agreement Agent, the Term Loan Agent, the Trustee, the Company, and each other Grantor (in each case as defined therein).

1.98 Interest means any equity security, including a limited liability company membership interest, in a Debtor as defined in section 101(16) of the Bankruptcy Code, including all issued, unissued, authorized, or outstanding shares of capital stock of the Debtors, together with any warrants, options, or contractual rights to purchase or acquire such equity securities at any time and all rights arising with respect thereto.

1.99 IRS means the Internal Revenue Service.

1.100 Lien has the meaning set forth in section 101(37) of the Bankruptcy Code.

1.101 Management Incentive Plan means a management incentive plan adopted by the Reorganized Debtors after the Effective Date, which shall provide equity-based compensation in an amount not to exceed 10.0% of the aggregate amount of New Common Shares.

1.102 Market Value means, with respect to any of the (a) Term Loan B Claims, (b) 2020 Notes Claims, or (c) 2017 Notes Claims, as the case may be, (i) the volume-weighted average price, expressed as a percentage (the “VWAP”), of such Claims for a period of twenty (20) Business Days commencing on the date the Disclosure Statement is filed on the docket in the Chapter 11 Cases, multiplied by (ii) the aggregate pre-petition balance of such Claims; provided, that the VWAP of the Term Loan B Claims shall be deemed to be the deemed VWAP of the 2020 Notes Claims; provided, further, that the VWAP of the 2017 Notes Claims shall be deemed to be adjusted by an amount necessary to be not more than 14 cents greater than the VWAP of the 2020 Notes Claims (without giving effect to any adjustment pursuant to this definition), and the VWAP of the 2020 Notes Claims shall be deemed to be adjusted by an amount necessary to be not less than 9 cents less than the deemed VWAP of the 2017 Notes Claims.

1.103 New Boards means, collectively, the initial board of directors, members, or managers, as applicable, of each Reorganized Debtor.

1.104 New Common Shares means common shares in Reorganized PDSA issued and outstanding on the Effective Date after giving effect to all of the Restructuring Transactions.

1.105 New First Lien Noteholders means, collectively, the holders of the New First Lien Notes on the Effective Date.

1.106 New First Lien Notes means those certain new first lien notes that mature on October 1, 2023 pursuant to the New First Lien Notes Indenture in the initial aggregate principal amount of $750.0 million (a portion of which proceeds will be used to pay the New First Lien Note Fees), which shall be secured by the Collateral (as defined in the New First Lien Notes Indenture), all as set forth in the New First Lien Notes Documentation.

1.107 New First Lien Notes Commitment Party means each party that provided a commitment to purchase the New First Lien Notes.

1.108 New First Lien Notes Documentation means, collectively, the New First Lien Notes Indenture and each other agreement, security agreement, pledge agreement, collateral assignment, mortgage, control agreement, guarantee, certificate, document, or instrument executed and/or delivered in connection with the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, supplemented, or replaced from time to time, and which shall be satisfactory to the Debtors, the Required Consenting Creditors, the New First Lien Notes Commitment Parties, and the New First Lien Notes Indenture Trustee.

1.109 New First Lien Notes Fees means any fees payable to the New First Lien Notes Commitment Parties, the New First Lien Notes Indenture Trustee, and the New First Lien Noteholders pursuant to the New First Lien Notes Documentation.

1.110 New First Lien Notes Indenture means that certain Indenture, dated September 26, 2018, by and among Pacific Drilling First Lien Escrow Issuer Limited and the New First Lien Notes Indenture Trustee, a copy of which is included in the Plan Supplement as Exhibit A (as amended, supplemented, or otherwise modified from time to time).

1.111 New First Lien Notes Indenture Trustee means Wilmington Trust, National Association or its successors or assigns, solely in their capacity as indenture trustee under the New First Lien Notes Indenture.

1.112 New Intercreditor Agreement means that certain Intercreditor Agreement, to be dated as of the Effective Date, by and among Wilmington Trust, National Association as first lien collateral agent and Wilmington Trust, National Association as junior lien collateral agent, and acknowledged and agreed to by the Company and Grantors (each as defined therein), a substantially final form of which is included in the Plan Supplement as Exhibit C (as amended, supplemented, or otherwise modified from time to time).

1.113 New Second Lien PIK Toggle Noteholders means, collectively, the holders of the New Second Lien PIK Toggle Notes on the Effective Date.

1.114 New Second Lien PIK Toggle Notes means the New Second Lien PIK Toggle Notes that mature on April 1, 2024, issued pursuant to the New Second Lien PIK Toggle Notes Indenture in the initial aggregate amount of $274.0 million (inclusive of the New Second Lien PIK Toggle Notes issued pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement), which shall be secured by a second-priority security interest in and lien on the Collateral (as defined in the New Second Lien PIK Toggle Notes Indenture), all as set forth in the New Second Lien PIK Toggle Notes Documentation.

1.115 New Second Lien PIK Toggle Notes Commitment means the commitment by the New Second Lien PIK Toggle Notes Commitment Parties pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement to purchase any uncommitted New Second Lien PIK Toggle Notes in the event that PDSA or Reorganized PDSA, as applicable, has not received commitments prior to the Effective Date to purchase the full $250.0 million of New Second Lien PIK Toggle Notes.

1.116 New Second Lien PIK Toggle Notes Commitment Agreement means that certain Amended and Restated Commitment Agreement (Second Lien) among PDSA and the New Second Lien PIK Toggle Notes Commitment Parties, dated August 29, 2018 (as amended, supplemented, or otherwise modified from time to time).

1.117 New Second Lien PIK Toggle Notes Commitment Order means the Order Pursuant to Sections 105(a), 362, 363, 503, and 507 of the Bankruptcy Code Authorizing the Debtors to Enter into the Second Lien Commitment Agreement and Pay Related Fees and Expenses [Docket No. 561] dated September 5, 2018.

1.118 New Second Lien PIK Toggle Notes Commitment Parties means the members of the Ad Hoc Group providing the New Second Lien PIK Toggle Notes Commitment pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement.

1.119 New Second Lien PIK Toggle Notes Commitment Premium means a fee equal to $24.0 million, which shall be paid in full in New Second Lien PIK Toggle Notes pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement contemporaneously with and subject to the occurrence of the Escrow Release Date.

1.120 New Second Lien PIK Toggle Notes Documentation means, collectively, the New Second Lien PIK Toggle Notes Indenture and each other agreement, security agreement, pledge agreement, collateral assignment, mortgage, control agreement, guarantee, certificate, document, or instrument executed and/or delivered in connection with the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, supplemented, or replaced from time to time, and which shall be satisfactory to the Debtors, the Required Consenting Creditors, and the New Second Lien PIK Toggle Notes Indenture Trustee.

1.121 New Second Lien PIK Toggle Notes Indenture means that certain Indenture, dated September 26, 2018, by and among Pacific Drilling Second Lien Escrow Issuer Limited and the New Second Lien PIK Toggle Notes Indenture Trustee, a copy of which is included in the Plan Supplement as Exhibit B (as amended, supplemented, or otherwise modified from time to time).

1.122 New Second Lien PIK Toggle Notes Indenture Trustee means Wilmington Trust, National Association or its successors and assigns, solely in their capacity as indenture trustee under the New Second Lien PIK Toggle Notes Indenture.

1.123 New Secured Debt Agreements means, collectively, the New First Lien Notes Indenture and the New Second Lien PIK Toggle Notes Indenture.

1.124 New Secured Debt Documents means, collectively, the New First Lien Notes Documentation and the New Second Lien PIK Toggle Notes Documentation.

1.125 Noteholders means either or both of the 2017 Noteholders and the 2020 Noteholders, as context requires.

1.126 Notice of Non-Voting Status means a notice of non-voting status, substantially in the form attached as Exhibit C to the Debtors’ Motion for an Order Approving (I) The Disclosure Statement; (II) The Form and Manner of the Disclosure Statement Hearing Notice; (III) Certain Key Dates Relating to Confirmation of the Plan; (IV) Procedures for Solicitation; (V) Forms of Ballots and Notices; (VI) Procedures for Tabulation of Votes; and (VII) Procedures for Notice of the Confirmation Hearing and Objections to Confirmation of the Plan [Docket No. 484].

1.127 Offering Circular means, as applicable: (a) that certain Offering Circular dated September 12, 2018 for the New First Lien Notes; and (b) that certain Offering Circular dated September 12, 2018 for the New Second Lien PIK Toggle Notes.

1.128 Other Priority Claim means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or Priority Tax Claim.

1.129 Other Secured Claim means any Secured Claim against any Debtor other than a DIP Facility Claim, Secured Tax Claim, RCF Claim, Term Loan B Claim, 2017 Notes Claim, 2020 Notes Claim, or SSCF Claim.

1.130 Pacific Drilling First Lien Escrow Issuer Limited means a private company limited by shares incorporated in the British Virgin Islands, which is a wholly owned subsidiary of PDSA and the issuer of the New First Lien Notes.

1.131 Pacific Drilling Second Lien Escrow Issuer Limited means a private company limited by shares incorporated in the British Virgin Islands, which is a wholly owned subsidiary of PDSA and the issuer of the New Second Lien PIK Toggle Notes.

1.132 Pari Passu Collateral Agent means Citibank, N.A., or its replacements, successors, and assigns, in each case solely in their capacity as the collateral agent under the Intercreditor Agreement.

1.133 PDGL means Debtor Pacific Drilling (Gibraltar) Limited, a privately-held company limited by shares organized under the laws of Gibraltar.

1.134 PDSA means Debtor Pacific Drilling S.A., a publicly-traded limited liability company (société anonyme) organized under the laws of Luxembourg.

1.135 PDSI means Pacific Drilling Services Inc., a privately-held Delaware corporation.

1.136 PDV means Debtor Pacific Drilling V Limited, a privately-held British Virgin Islands company limited by shares.

1.137 PDVIII means Pacific Drilling VIII Limited, a privately-held British Virgin Islands company limited by shares.

1.138 Person means an individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, estate, unincorporated organization, or other entity.

1.139 Petition Date means November 12, 2017, the date on which the Debtors filed their voluntary chapter 11 petitions commencing these Chapter 11 Cases.

1.140 PIDWAL means non-Debtor Affiliate Pacific International Drilling West Africa Limited, a privately-held Nigerian registered limited liability company.

1.141 Plan Document means any of the documents, other than this Plan, to be executed, delivered, assumed, or performed in connection with the occurrence of the Effective Date, including the documents to be included in the Plan Supplement, including, but not limited to, the New Secured Debt Agreements, the Rights Offering Procedures, the New Second Lien PIK Toggle Notes Commitment Agreement, the Equity Commitment Agreement, the Registration Rights Agreement, and the Amended Articles of Association, subject to the ECA Document Requirements and as may be modified consistent with the ECA Document Requirements.

1.142 Plan means this chapter 11 plan of reorganization, including the Exhibits and all supplements, appendices, and schedules hereto, either in its current form or as the same may be altered, amended, supplemented, or modified from time to time, which shall be in form and substance acceptable to the Debtors, the Required Consenting Creditors, and QPGL, in each case, subject to the ECA Document Requirements.

1.143 Plan Supplement Filing Date means October 22, 2018.

1.144 Plan Supplement means any supplement to this Plan, and the compilation of documents, forms of documents, and Exhibits to this Plan, as amended, modified, or supplemented from time to time, initial drafts of which were filed by the Debtors as permitted herein on or before the Plan Supplement Filing Date, in form and substance satisfactory to the applicable parties as provided in this Plan.

1.145 Pool A Debtors means Pacific Drilling, Inc.; Pacific Drilling Finance S.à r.l.; Pacific Drilling Limited; Pacific Drillship S.à r.l.; Pacific Scirocco Ltd.; Pacific Bora Ltd.; Pacific Mistral Ltd.; Pacific Santa Ana (Gibraltar) Limited; Pacific Santa Ana S.à r.l.; and Pacific Drillship Nigeria Limited.

1.146 Pool A Guarantors means the Pool A Debtors and PIDWAL.

1.147 Pool B Debtors means Pacific Sharav S.à r.l., Pacific Drilling VII Limited, and Pacific Drilling Operations, Inc.

1.148 Pool C Debtors means Pacific Drillship (Gibraltar) Limited and PDV.

1.149 Priority Tax Claim means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

1.150 Pro Rata means the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of Allowed Claims and Disputed Claims within such Class.

1.151 Professional means any professional employed in these Chapter 11 Cases pursuant to sections 327, 328, 363, or 1103 of the Bankruptcy Code or otherwise. For the avoidance of doubt, the professionals of QPGL and the other members of the QP Group shall not be included within the definition of “Professional.”

1.152 Professional Fee Claim means an Administrative Claim of a Professional for compensation for services rendered or reimbursement of costs, expenses, or other charges incurred on or after the Petition Date and prior to and including the Effective Date.

1.153 Professional Fee Escrow means an escrow account to be funded with the Professional Fee Escrow Amount by the Debtors and Reorganized Debtors on the Effective Date solely for the purpose of paying all Allowed Professional Fee Claims.

1.154 Professional Fee Escrow Amount means the aggregate Accrued Professional Compensation through the Effective Date as estimated by the Professionals in accordance with Section 2.4.

1.155 Proof of Claim means a written proof of Claim filed against any Debtor in the Chapter 11 Cases.

1.156 QP Group has the meaning set forth in the Application of Quantum Pacific (Gibraltar) Limited Pursuant to 11 U.S.C. §§ 503(b)(3)(D) and 503(b)(4) for Allowance and Reimbursement of Reasonable Professional Fees and Actual, Necessary Expenses in Making a Substantial Contribution in These Chapter 11 Cases, filed on August 2, 2018 [Docket No. 458].

1.157 QP Group Expense Reimbursement means the reasonable fees and out-of-pocket expenses of QPGL and the other members of the QP Group for the period of the Chapter 11 Cases, subject to an aggregate cap of $13.0 million, to the extent Allowed by the Bankruptcy Court.

1.158 QP Private Placement means a $40.0 million private placement to QPGL that will obligate QPGL or an Affiliate Transferee to purchase 5.1% of the aggregate number of New Common Shares outstanding on the Effective Date, subject to dilution by the new equity issued pursuant to the Management Incentive Plan.

1.159 QPGL means Quantum Pacific (Gibraltar) Limited.

1.160 RCF means the credit facility made available pursuant to the RCF Credit Agreement, under which $475.0 million in principal amount remains outstanding.

1.161 RCF Administrative Agent means Citibank, N.A. or its successors or assigns, in each case solely in their capacity as administrative agent under the RCF.

1.162 RCF Claim means any Claim arising out of or related to the RCF, the RCF Credit Documents, any RCF Secured Cash Management Agreement, and any RCF Hedging Agreement, including any Claims for principal amounts outstanding, interest, fees, expenses, costs, and other charges thereunder, and any other Claims in respect of the RCF Secured Obligations. The RCF Claims shall be Allowed pursuant to Section 3.3(d)(ii).

1.163 RCF Contingent Obligations means the indemnification and expense reimbursement obligations of the Debtors under the RCF Credit Documents that are contingent as of the Effective Date.

1.164 RCF Credit Agreement means that certain Credit Agreement among PDSA as borrower, the RCF Lenders, and the RCF Administrative Agent, dated June 3, 2013 (as amended, supplemented, or otherwise modified from time to time).

1.165 RCF Credit Documents means all “Credit Documents” as defined in the RCF Credit Agreement.

1.166 RCF Hedging Agreement means a “Hedging Agreement” as defined in the RCF Credit Agreement.

1.167 RCF Lenders means, collectively, those banks and financial institutions party to the RCF Credit Agreement as lenders.

1.168 RCF Payment means Cash in an amount sufficient to render the RCF Claims Unimpaired.

1.169 RCF Postpetition Interest means any accrued and unpaid interest accrued postpetition computed using the “Default Interest” rate, as defined in the RCF Credit Agreement, for any amounts accruing on or after the Petition Date.

1.170 RCF Secured Cash Management Agreement means a “Secured Cash Management Agreement” as defined in the RCF Credit Agreement.

1.171 RCF Secured Obligations means all “Secured Obligations” as defined in the RCF Credit Agreement.

1.172 RCF Secured Parties means, collectively, the “Secured Creditors” as such term is defined in the RCF Credit Agreement.

1.173 Registration Rights Agreement means that certain Registration Rights Agreement, to be dated as of the Effective Date, among PDSA and the parties listed on Schedule 1 thereto, a substantially final form of which is included in the Plan Supplement as Exhibit F (as amended, supplemented, or otherwise modified from time to time).

1.174 Reinstated means, with respect to any Claim or Interest, the treatment provided for in section 1124 of the Bankruptcy Code.

1.175 Released Party means each of: (a) the Debtors; (b) the Reorganized Debtors; (c) PIDWAL; (d) the Agents; (e) the DIP Lenders; (f) the RCF Lenders; (g) the SSCF Lenders; (h) the Equity Commitment Parties; (i) the New Second Lien PIK Toggle Notes Commitment Parties; (j) the Reserve Parties; (k) QPGL; (l) with respect to each of the foregoing Entities in clauses (a) through (k), each of such Entity’s or Person’s respective current and former Affiliates, predecessors, successors, assigns, subsidiaries, investment managers, managed accounts, or funds; and (m) with respect to each of the foregoing Entities or Persons in clauses (a) through (l), such Entities’ or Persons’ Representatives; provided that any Holder of a Claim or Interest that (i) objects to the Plan, (ii) votes to reject the Plan, or (iii) is entitled to vote on the Plan but does not vote to accept the Plan and does not check the box on the applicable Ballot indicating that they opt to grant the release provided in the Plan shall not be a “Released Party”; provided, further, that PDSI and PDVIII shall not be “Released Parties.”

1.176 Releasing Parties means, collectively and in each case in their capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) PIDWAL; (d) the Agents; (e) the DIP Lenders; (f) the RCF Lenders; (g) the SSCF Lenders; (h) the Equity Commitment Parties; (i) the New Second Lien PIK Toggle Notes Commitment Parties; (j) the Reserve Parties; (k) QPGL; (l) each Holder of a Claim who was entitled to vote on this Plan and voted to accept this Plan; (m) each Holder of a Claim or Interest who did not vote to accept this Plan but checked the box on the applicable Ballot or Notice of Non-Voting Status indicating that they opt to grant the releases provided in this Plan; and (n) with respect to each of the foregoing Entities in clauses (a) through (m), such Entities’ or Persons’ successors and assigns. For the avoidance of doubt, PDSI and PDVIII shall not be “Releasing Parties.”

1.177 Reorganized Debtors means, collectively, the Debtors from and after the Effective Date.

1.178 Reorganized PDSA means PDSA from and after the Effective Date.

1.179 Representative means any Person’s or Entity’s current and former officers, managers, directors, equity holders (regardless of whether such interests are held directly or indirectly), principals, members, employees, agents, independent contractors, management companies, investment advisors, fund advisors, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such; provided, that non-QPGL Holders of Interests in PDSA shall not be “Representatives.”

1.180 Required Consenting Creditors means Consenting Creditors holding at least 60% of the aggregate outstanding principal amount of (a) Term Loan B Claims, (b) 2017 Notes Claims, and (c) 2020 Notes Claims held by all Consenting Creditors at such time; provided, however, that if any Consenting Creditor fails to respond to a request for a consent, waiver, amendment of or in relation to any of the terms of this Plan within ten (10) Business Days of that request being made, the outstanding principal amount of such Consenting Creditor’s Term Loan B Claims, 2017 Notes Claims, and/or 2020 Notes Claims, as the case may be, at such time, shall not be included for the purpose of calculating the aggregate outstanding principal amount of Term Loan B Claims, 2017 Notes Claims, and/or 2020 Notes Claims held by all Consenting Creditors at such time when ascertaining whether any relevant percentage

(including, for the avoidance of doubt, 100%) of the aggregate outstanding principal amount of Term Loan B Claims, 2017 Notes Claims, and/or 2020 Notes Claims held by all Consenting Creditors has been obtained to approve that request.

1.181 Reserve Parties has the meaning set forth in the Equity Commitment Agreement.

1.182 Restructuring Transactions means one or more transactions pursuant to section 1123(a)(5)(D) of the Bankruptcy Code, to occur on the Effective Date or as soon as reasonably practicable thereafter, that may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate this Plan, including (a) the consummation of the transactions provided for under or contemplated by the Plan Documents; (b) the execution and delivery of appropriate agreements or other documents containing terms that are consistent with or reasonably necessary to implement the Plan Documents, which agreement or other documents shall contain terms that are consistent with or reasonably necessary to implement the terms of this Plan and the Plan Documents and that satisfy the requirements of applicable law; (c) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any property, right, liability, duty, or obligation on terms consistent with the terms of this Plan and the Plan Documents; and (d) all other actions that the Debtors or Reorganized Debtors, as applicable, determine are necessary or appropriate.

1.183 Retained Actions means all claims, Causes of Action, rights of action, suits, and proceedings, whether in law or in equity, whether known or unknown, which any Debtor or any Debtor’s Estate may hold against any Person, including: (a) claims and Causes of Action brought prior to the Effective Date; (b) claims and Causes of Action against any Persons for failure to pay for products or services provided or rendered by any of the Debtors; (c) claims and Causes of Action seeking the recovery of any of the Debtors’ or the Reorganized Debtors’ accounts receivable or other receivables or rights to payment created or arising in the ordinary course of any of the Debtors’ or the Reorganized Debtors’ businesses, including claim overpayments and tax refunds; (d) all Avoidance Actions; and (e) any such claims, Causes of Action, rights of action, suits, or proceedings listed in the Disclosure Statement or any schedules filed by the Debtors in these Chapter 11 Cases; provided, however, that Retained Actions shall not include those claims, Causes of Action, rights of action, suits, and proceedings, whether in law or in equity, whether known or unknown, released under Article X herein.

1.184 Rights Offering means that certain $460.0 million rights offering pursuant to which each Holder of an Allowed Term Loan B Claim, 2020 Notes Claim, or 2017 Notes Claim is entitled to receive its share of Rights Offering Subscription Rights to acquire New Common Shares in accordance with the Rights Offering Procedures.

1.185 Rights Offering Procedures means the procedures for the implementation of the Rights Offering and the QP Private Placement, as applicable, approved by the Bankruptcy Court pursuant to the Order (I) Approving Rights Offering Procedures and Related Forms, (II) Authorizing Debtors to Conduct Rights Offering in Connection with Debtors’ Chapter 11 Plan of Reorganization, and (III) Granting Related Relief [Docket No. 619] dated September 26, 2018.

1.186 Rights Offering Subscription Rights means the subscription rights to purchase New Common Shares offered to Holders of Allowed 2017 Notes Claims, Allowed 2020 Notes Claims, and Allowed Term Loan B Claims pursuant to the Rights Offering in accordance with the Rights Offering Procedures.

1.187 Santa Ana IPL means the subordinated income participating loan agreement, dated as of August 28, 2015, among Pacific Drilling Finance S.à r.l., as lender and Pacific Santa Ana S.à r.l., as borrower.

1.188 Schedule of Rejected Executory Contracts and Unexpired Leases means any schedule (including any amendments or modifications thereto) of certain Executory Contracts and Unexpired Leases to be rejected by the Debtors, with the consent of the Required Consenting Creditors, pursuant to this Plan, as set forth in the Plan Supplement, as may be amended by the Debtors, with the consent of the Required Consenting Creditors, from time to time prior to the Effective Date.

1.189 Schedules means the Debtors’ schedules of assets and liabilities and statements of financial affairs, filed under section 521 of the Bankruptcy Code and the Bankruptcy Rules, as amended, supplemented, or modified.

1.190 SEC means the United States Securities and Exchange Commission.

1.191 Section 510(b) Claim means any Claim against any Debtor arising from rescission of a purchase or sale of a security of any Debtor or an Affiliate of any Debtor, for damages arising from the purchase or sale of such security, or for reimbursement or contribution Allowed under section 502 of the Bankruptcy Code on account of such a Claim.

1.192 Secured Claim means a Claim that is secured by a Lien on property in which a Debtor’s Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of setoff, pursuant to section 553 of the Bankruptcy Code.

1.193 Secured Tax Claim means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under sections 502(i)

and 507(a)(8) of the Bankruptcy Code (determined irrespective of any time limitation therein and including any related Secured Claim for penalties).

1.194 Securities Act means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, as now in effect or hereafter amended.

1.195 Sharav IPL means the subordinated income participating loan agreement, dated as of August 28, 2015, among Pacific Drilling Finance S.à r.l. as lender and Pacific Sharav S.à r.l. as borrower.

1.196 SSCF means that certain $1.0 billion Senior Secured Credit Facility (as amended) among the Pool B Debtors as borrowers, PDSA as guarantor, the SSCF Lenders, and the SSCF Administrative Agent, under which $661.5 million in principal amount remains outstanding.

1.197 SSCF Administrative Agent means Wilmington Trust, N.A. its successors or assigns, in each case, solely in its capacity as administrative agent, GIEK facility agent, security agent, account bank, collateral agent, and trustee mortgagee under the SSCF Credit Agreement.

1.198 SSCF Claim means any Claim arising out of or related to the SSCF and the SSCF Credit Agreement, any SSCF Contingent Obligations, any SSCF Hedging Agreement, including any Claims for principal amounts outstanding, interest, fees, expenses, costs, and other charges thereunder, and any other Claims in respect of the SSCF Obligations, which shall be Allowed pursuant to Section 3.3(e).

1.199 SSCF Contingent Obligations means the indemnification and reimbursement obligations of the Debtors under the SSCF Credit Agreement.

1.200 SSCF Credit Agreement means that certain Up to US $1,000,000,000 Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013 (as amended), among the Pool B Debtors as borrowers, PDSA as guarantor, the SSCF Lenders, and the SSCF Administrative Agent (as amended, supplemented, or otherwise modified from time to time).

1.201 SSCF Hedging Agreement means a “Hedging Agreement” as defined in the SSCF Credit Agreement.

1.202 SSCF Lenders means, collectively, those lenders party to the SSCF Credit Agreement.

1.203 SSCF Mediation Parties means Canyon Capital Advisors LLC, Garantiinstituttet for eksportkreditt, ING Capital LLC, KSAC Europe Investments S.à. r.l., and the SSCF Administrative Agent.

1.204 SSCF Obligations means all “Obligations” as defined in the SSCF Credit Agreement.

1.205 SSCF Payment means Cash in an amount sufficient to render the SSCF Claims Unimpaired.

1.206 SSCF Postpetition Interest means any accrued and unpaid interest accrued postpetition computed using the “Default Interest” rate, as provided in the SSCF Credit Agreement, for any amounts accruing on or after the Petition Date.

1.207 Term Loan B Administrative Agent means Cortland Capital Market Services LLC or its successors or assigns, in each case solely in their capacity as administrative agent under the Term Loan B Credit Facility.

1.208 Term Loan B Claim means a Claim arising out of or related to the Term Loan B Credit Facility and the Term Loan B Credit Agreement.

1.209 Term Loan B Claims Allocation means (a) the Market Value of the Term Loan B Claims, divided by (b) the Equitizing Securities’ Aggregate Market Value.

1.210 Term Loan B Credit Agreement means that certain Term Loan Agreement, dated as of June 3, 2013 (as amended), among PDSA as borrower, the Term Loan B Lenders, and the Term Loan B Administrative Agent.

1.211 Term Loan B Credit Facility means that certain $750.0 million term loan facility among PDSA as borrower, the Term Loan B Lenders, and the Term Loan B Administrative Agent.

1.212 Term Loan B Lenders means, collectively, those lenders party to the Term Loan B Credit Agreement.

1.213 Third-Party Release means the releases set forth in Section 10.3(b) of this Plan.

1.214 Transaction Agreements has the meaning set forth in the Equity Commitment Agreement, and which, for the avoidance of doubt, shall be subject to the ECA Document Requirements.

1.215 Unexpired Lease means a lease to which one of more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

1.216 Unimpaired means a Claim or Interest that is not impaired within the meaning of section 1124 of the Bankruptcy Code.

1.217 Voting Deadline means the date by which a Holder of a Claim entitled to vote on this Plan must deliver a Ballot to accept or reject this Plan as set forth in the order of the Bankruptcy Court approving the instructions and procedures relating to the solicitation of votes with respect to this Plan.

1.218 VWAP shall have the meaning given to it in Section 1.102 above.

Rules of Interpretation and Computation of Time. For purposes of this Plan, unless otherwise provided herein: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) unless otherwise provided in this Plan, any reference in this Plan to a contract, instrument, release, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in this Plan to an existing document or schedule filed or to be filed means such document or schedule, as it may have been or may be amended, modified, or supplemented pursuant to this Plan; (d) any reference to an entity as a Holder of a Claim or Interest includes that entity’s successors and assigns; (e) all references in this Plan to Sections and Articles are references to Sections and Articles of or to this Plan; (f) the words “herein,” “hereunder,” and “hereto” refer to this Plan in its entirety rather than to a particular portion of this Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Plan; (h) subject to the provisions of any contract, certificates of incorporation, by-laws, instrument, release, or other agreement or document entered into in connection with this Plan, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and Bankruptcy Rules; (i) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (j) in computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply; (k) “including” means “including without limitation”; and (l) with reference to any distribution under this Plan, “on” a date means on or as soon as reasonably practicable after that date.

Exhibits. All Exhibits are incorporated into and are a part of this Plan as if set forth in full herein, and, to the extent not annexed hereto, such Exhibits shall be filed with the Bankruptcy Court no later than seven (7) days prior to the Voting Deadline. Holders of Claims and Interests may obtain a copy of the Exhibits upon written request to the Debtors. Upon their filing, the Exhibits may be inspected (a) in the office of the clerk of the Bankruptcy Court or its designee during normal business hours; (b) on the Bankruptcy Court’s website at http://nysb.uscourts.gov (registration required); or (c) at our noticing agent’s website at https://cases.primeclerk.com/pacificdrilling/. The documents contained in the Exhibits shall be approved by the Bankruptcy Court pursuant to the Confirmation Order.

Controlling Document. In the event of an inconsistency between this Plan and the Transaction Agreements (other than this Plan), the terms of the relevant Transaction Agreement shall control (unless stated otherwise in such Transaction Agreement). The provisions of this Plan and of the Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each; provided, that, if there is determined to be any inconsistency between any Plan provision and any provision of the Confirmation Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of the Confirmation Order shall govern and any such provision of the Confirmation Order shall be deemed a modification of this Plan and shall control and take precedence.

ARTICLE II

ADMINISTRATIVE EXPENSE, DIP FACILITY, AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, DIP Facility Claims, Priority Tax Claims, and Professional Fee Claims are not classified and are not entitled to vote on this Plan.

2.1 Administrative Claims. Unless the Holder of an Allowed Administrative Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the later of (a) the Effective Date, (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, or (c) the date on which an Allowed Administrative Claim becomes payable under any agreement relating thereto, each Holder of such Allowed Administrative Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim.

2.2 DIP Facility Claims. Each Holder of an Allowed DIP Facility Claim, on or as soon as reasonably practicable after the Effective Date, shall receive, in full satisfaction, release, settlement, and discharge of such Allowed DIP Facility Claim, payment in full in Cash from the proceeds of the Exit Financing Transactions.

2.3 Priority Tax Claims. The legal and equitable rights of the Holders of Priority Tax Claims are Unimpaired by this Plan. Unless the Holder of an Allowed Priority Tax Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed Priority Tax Claim shall have such Claim Reinstated.

2.4 Professional Fee Claims.

(a) Professionals shall submit final fee applications seeking approval of all Professional Fee Claims no later than sixty (60) days after the Effective Date. These applications remain subject to Bankruptcy Court approval under the standards established by the Bankruptcy Code, including the requirements of sections 327, 328, 330, 331, 363, 503(b), and 1103 of the Bankruptcy Code, as applicable. Payments to Professionals shall be made upon entry of an order approving such Professional Fee Claims.

(b) The Reorganized Debtors are authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course without the need for Bankruptcy Court approval.

(c) On the Effective Date, the Debtors or the Reorganized Debtors will establish and fund the Professional Fee Escrow with Cash equal to the Professional Fee Escrow Amount.

ARTICLE III

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

3.1 Classification in General. Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of Classes of Claims against and Interests in the Debtors. A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to this Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date. Subject to the payment of Professional Fee Claims and any other joint and several obligations of the Debtors, each Debtor shall be responsible for satisfying the Claims and Administrative Claims against and Interests in such Debtor from such Debtor’s assets.

3.2 Summary of Classification. For administrative convenience, this Plan organizes the Debtors into five (5) groups (each, a “Debtor Group”) and assigns a letter to each Debtor and a number to each Class of Claims against or Interests in each Debtor in each Debtor Group. Notwithstanding this organizing principle, this Plan is a separate plan of reorganization for each Debtor. Claims against or Interests in a Debtor belonging to a Debtor Group consisting of more than one Debtor shall be deemed to be classified in a single Class for all purposes under the Bankruptcy Code, including voting. To the extent that a Holder has a Claim that may be asserted against more than one Debtor in a Debtor Group, the vote of such Holder in connection with such Claims shall be counted as a vote of such Claim against each Debtor in such Debtor Group. For consistency, similarly designated Classes of Claims and Interests are assigned the same number across each of the Debtor Groups. Any non-sequential enumeration of the Classes is intentional to maintain consistency.

Letter	Debtor Group
A	Pacific Drilling, Inc.; Pacific Drilling Finance S.à r.l.; Pacific Drilling Limited; Pacific Drillship S.à r.l.; Pacific Scirocco Ltd.; Pacific Bora Ltd.; Pacific Mistral Ltd.; Pacific Santa Ana (Gibraltar) Limited; Pacific Santa Ana S.à r.l.; and Pacific Drillship Nigeria Limited
B	Pacific Sharav S.à r.l.; Pacific Drilling VII Limited; and Pacific Drilling Operations, Inc.
C	Pacific Drillship (Gibraltar) Limited and PDV
D	PDSA
E	Pacific Drilling Operations Ltd.; Pacific Drilling LLC; Pacific Sharav Kft; and PDGL

The following table designates the Classes of Claims against and Interests in the Debtors and specifies which of those Classes are (a) Impaired or Unimpaired by this Plan, (b) entitled to vote to accept or reject this Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject this Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, DIP Facility Claims, Professional Fee Claims, and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in this Section 3.2. All of the potential Classes for the Debtors are set forth herein. Certain of the Debtors may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Section 4.4.

Class(es)	Designation	Impairment	Entitled to Vote
Classes 1A – 1E	Secured Tax Claims	Unimpaired	No (deemed to accept)
Classes 2A – 2E	Other Secured Claims	Unimpaired	No (deemed to accept)
Classes 3A – 3E	Other Priority Claims	Unimpaired	No (deemed to accept)
Class 4A	RCF Claims	Unimpaired	No (deemed to accept)
Class 5B	SSCF Claims	Unimpaired	No (deemed to accept)
Class 6A(i)	Term Loan B Claims	Impaired	Yes

Class(es)	Designation	Impairment	Entitled to Vote
Class 6A(ii)	2020 Notes Claims	Impaired	Yes
Class 6C	2017 Notes Claims	Impaired	Yes
Classes 7A – 7E	General Unsecured Claims	Unimpaired	No (deemed to accept)
Classes 8A – 8E	Section 510(b) Claims	Impaired	No (deemed to reject)
Classes 9A – 9E	Intercompany Claims	Unimpaired	No (deemed to accept)
Class 10D	PDSA Interests	Unimpaired	No (deemed to accept)
Classes 11A, 11B, 11C, 11E	Intercompany Interests	Unimpaired	No (deemed to accept)

3.3 Treatment of Classes.

(a) Classes 1A through 1E – Secured Tax Claims

(i) Claims in Class: Classes 1A, 1B, 1C, 1D, and 1E consist of all Secured Tax Claims.

(ii) Treatment: Except to the extent that a Holder of an Allowed Secured Tax Claim agrees to less favorable treatment, each Holder of an Allowed Secured Tax Claim shall receive, on account of and in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Secured Tax Claim and any Lien securing such Claim, Cash in the amount of such Allowed Secured Tax Claim: (A) on or as soon as reasonably practicable after the later of (x) the Effective Date and (y) the date on which such Secured Tax Claim becomes an Allowed Secured Tax Claim; or (B) in regular payments in equal installments over a period of time not to exceed five (5) years after the Petition Date with interest at a rate determined in accordance with section 511 of the Bankruptcy Code; provided, that the first such regular payment shall represent a percentage recovery at least equal to that expected to be received by the most favored Holders of Allowed General Unsecured Claims; provided, further, that the Reorganized Debtors may prepay the entire amount of the Allowed Secured Tax Claim at any time in their sole discretion. All Allowed Secured Tax Claims that are not due and payable on or before the Effective Date shall be paid by the Reorganized Debtors when such Claims become due and payable in the ordinary course of business in accordance with the terms thereof.

(iii) Voting: Claims in Classes 1A, 1B, 1C, 1D, and 1E are Unimpaired, and the Holders of Allowed Secured Tax Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Secured Tax Claims are not entitled to vote to accept or reject this Plan.

(b) Classes 2A through 2E – Other Secured Claims

(i) Claims in Class: Classes 2A, 2B, 2C, 2D, and 2E consist of all Other Secured Claims.

(ii) Treatment: Except to the extent that a Holder of an Allowed Other Secured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (A) the Effective Date if such Other Secured Claim is an Allowed Other Secured Claim on the Effective Date or (B) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, each Holder of an Allowed Other Secured Claim shall receive from its respective Debtor, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim and any Lien securing such Claim, at the option of the Debtors, with the consent of the Required Consenting Creditors: (x) payment in full in Cash, plus postpetition interest, if applicable; (y) Reinstatement or such other treatment sufficient to render the Holder of such Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code; or (z) the return of the applicable collateral in satisfaction of the Allowed amount of such Other Secured Claim.

(iii) Voting: Claims in Classes 2A, 2B, 2C, 2D, and 2E are Unimpaired, and the Holders of Allowed Other Secured Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Other Secured Claims are not entitled to vote to accept or reject this Plan.

(c) Classes 3A through 3E – Other Priority Claims

(i) Claims in Class: Classes 3A, 3B, 3C, 3D, and 3E consist of all Other Priority Claims.

(ii) Treatment: Except to the extent that a Holder of an Allowed Other Priority Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (A) the Effective Date if such Other Priority Claim is an Allowed Other Priority Claim on the Effective Date or (B) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each Holder of an Allowed Other Priority Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Priority Claim, Cash equal to the unpaid portion of such Allowed Other Priority Claim.

(iii) Voting: Claims in Classes 3A, 3B, 3C, 3D, and 3E are Unimpaired, and the Holders of Allowed Other Priority Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Other Priority Claims are not entitled to vote to accept or reject this Plan.

(d) Class 4A – RCF Claims

(i) Claims in Class: Class 4A consists of all RCF Claims.

(ii) Treatment: RCF Claims shall be Allowed in the amount of $475.0 million plus (A) the RCF Postpetition Interest and (B) any accrued and unpaid prepetition and postpetition fees, expenses, charges, and other amounts (including professional fees and expenses) payable to the RCF Secured Parties by the Debtors in accordance with the terms of the RCF Credit Documents, the RCF Secured Cash Management Agreements, and the RCF Hedging Agreements. Except to the extent that a Holder of an Allowed RCF Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed RCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed RCF Claim, its Pro Rata share of the RCF Payment; provided that the RCF Contingent Obligations shall survive the Effective Date on an unsecured basis and shall be paid by the Reorganized Debtors as and when due under the RCF Credit Documents, and shall not be discharged pursuant to this Plan or the Confirmation Order.

(iii) Voting: Claims in Class 4A are Unimpaired, and the Holders of Allowed RCF Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of RCF Claims are not entitled to vote to accept or reject this Plan.

(e) Class 5B – SSCF Claims

(i) Claims in Class: Class 5B consists of all SSCF Claims.

(ii) Treatment: SSCF Claims shall be Allowed in the amount of $661.5 million plus (A) the SSCF Postpetition Interest and (B) (x) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) payable by the Debtors in accordance with the terms of the SSCF Credit Agreement and the SSCF Hedging Agreements, and (y) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) of the SSCF Administrative Agent and the SSCF Mediation Parties. Except to the extent that a Holder of an Allowed SSCF Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed SSCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed SSCF Claim, its Pro Rata share of the SSCF Payment; provided that the SSCF Contingent Obligations shall survive the Effective Date on an unsecured basis and shall be paid by the Reorganized Debtors as and when due under the SSCF Credit Agreement, and shall not be discharged pursuant to this Plan or the Confirmation Order.

(iii) Voting: Claims in Class 5B are Unimpaired, and the Holders of Allowed SSCF Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Allowed SSCF Claims are not entitled to vote to accept or reject this Plan.

(f) Class 6A(i) – Term Loan B Claims

(i) Claims in Class: Class 6A(i) consists of all Term Loan B Claims.

(ii) Treatment: Term Loan B Claims shall be Allowed in the amount of approximately $724.9 million. Except to the extent that a Holder of an Allowed Term Loan B Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Term Loan B Claim shall receive:

(A) its Pro Rata share of the Term Loan B Claims Allocation of 11.4% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(B) up to its Pro Rata share of the Term Loan B Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii) Voting: Claims in Class 6A(i) are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Term Loan B Claim is entitled to vote to accept or reject this Plan.

(g) Class 6A(ii) –2020 Notes Claims

(i) Claims in Class: Class 6A(ii) consists of all 2020 Notes Claims.

(ii) Treatment: 2020 Notes Claims shall be Allowed in the amount of approximately $768.1 million. Except to the extent that a Holder of an Allowed 2020 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2020 Notes Claim shall receive:

(A) its Pro Rata share of the 2020 Notes Claims Allocation of 12.1% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(B) up to its Pro Rata share of the 2020 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii) Voting: Claims in Class 6A(ii) are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed 2020 Notes Claim is entitled to vote to accept or reject this Plan.

(h) Class 6C – 2017 Notes Claims

(i) Claims in Class: Class 6C consists of all 2017 Notes Claims.

(ii) Treatment: 2017 Notes Claims shall be Allowed in the amount of approximately $453.6 million. Except to the extent that a Holder of an Allowed 2017 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2017 Notes Claim shall receive:

(A) its Pro Rata share of the 2017 Notes Claims Allocation of 9.0% of the New Common Shares, subject to dilution by the Management Incentive Plan; and

(B) up to its Pro Rata share of the 2017 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii) Voting: Claims in Class 6C are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed 2017 Notes Claim is entitled to vote to accept or reject this Plan.

(i) Classes 7A through 7E – General Unsecured Claims

(i) Claims in Class: Classes 7A, 7B, 7C, 7D, and 7E consist of all General Unsecured Claims not otherwise classified under this Plan.

(ii) Treatment: Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed General Unsecured Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed General Unsecured Claim, (A) payment in Cash in an amount equal to such Allowed General Unsecured Claim on the later of (x) the Effective Date or (y) the date due in the ordinary course of business in accordance with the terms and conditions of the particular transaction or agreement giving rise to such Allowed General Unsecured Claim; or (B) such other treatment as may be required so as to render such Allowed General Unsecured Claim Unimpaired.

(iii) Voting: Claims in Classes 7A, 7B, 7C, 7D, and 7E are Unimpaired, and the Holders of Allowed General Unsecured Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Allowed General Unsecured Claims are not entitled to vote to accept or reject this Plan.

(j) Classes 8A through 8E – Section 510(b) Claims

(i) Claims in Class: Classes 8A, 8B, 8C, 8D, and 8E consist of all Section 510(b) Claims.

(ii) Treatment: Holders of Section 510(b) Claims will receive no distributions under this Plan on account of such Claims.

(iii) Voting: Claims in Classes 8A, 8B, 8C, 8D, and 8E are Impaired, and the Holders of Section 510(b) Claims are conclusively deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, the Holders of Section 510(b) Claims are not entitled to vote to accept or reject this Plan.

(k) Classes 9A through 9E – Intercompany Claims

(i) Claims in Class: Classes 9A, 9B, 9C, 9D, and 9E consist of all Intercompany Claims.

(ii) Treatment: On or as soon as reasonably practicable after the Effective Date, all Allowed Intercompany Claims shall be paid, adjusted, continued, settled, Reinstated, discharged, or eliminated, in each case to the extent determined to be appropriate by the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.

(iii) Voting: Classes 9A, 9B, 9C, 9D, and 9E are Unimpaired, and each Holder of an Allowed Intercompany Claim is conclusively presumed to have accepted this Plan under section 1126(f) of the Bankruptcy Code. Therefore, Holders of Allowed Intercompany Claims are not entitled to vote to accept or reject this Plan.

(l) Class 10D – Interests in PDSA

(i) Claims in Class: Class 10D consists of all Interests in PDSA.

(ii) Treatment: No distributions shall be made under this Plan in respect of Interests in PDSA. On the Effective Date, Holders of Interests in PDSA shall retain their Interests in PDSA, subject to dilution by the Equity Issuance and the Management Incentive Plan, and shall receive no distribution on account of such Interests.

(iii) Voting: Class 10D is Unimpaired, and the Holders of Interests in PDSA are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Interests in PDSA are not entitled to vote to accept or reject this Plan.

(m) Classes 11A, 11B, 11C, and 11E – Intercompany Interests

(i) Claims in Class: Classes 11A, 11B, 11C, and 11E consist of all Intercompany Interests.

(ii) Treatment: On the Effective Date, all Intercompany Interests shall be cancelled or Reinstated, in each case to the extent determined to be appropriate by the Debtors or Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.

(iii) Voting: Classes 11A, 11B, 11C, and 11E are Unimpaired, and such Holders of Allowed Intercompany Interests are conclusively presumed to have accepted this Plan under section 1126(f) of the Bankruptcy Code. Therefore, Holders of Allowed Intercompany Interests are not entitled to vote to accept or reject this Plan.

3.4 Alternative Treatment. Notwithstanding any provision herein to the contrary, any Holder of an Allowed Claim may receive, instead of the distribution or treatment to which it is entitled hereunder, any other distribution or treatment to which it and the Debtors may agree in writing, with the consent of the Required Consenting Creditors; provided, however, that under no circumstances may the Debtors agree to provide any other distribution or treatment to any Holder of an Allowed Claim that would adversely impair the distribution or treatment provided to any other Holder of an Allowed Claim.

3.5 Special Provision Regarding Unimpaired Claims. Except as otherwise provided in this Plan, nothing shall affect the Debtors’ rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including but not limited to all rights with respect to legal and equitable defenses to setoffs against or recoupments of Unimpaired Claims.

ARTICLE IV

ACCEPTANCE OR REJECTION OF THIS PLAN

4.1 Acceptance by Classes Entitled to Vote. Classes 6A(i), 6A(ii), and 6C are the Classes of Claims of the Debtors that are entitled to vote to accept or reject this Plan. Classes 6A(i), 6A(ii), and 6C shall have accepted this Plan if (a) the Holders of at least two-thirds in amount of the Allowed Claims actually voting in each Class have voted to accept this Plan and (b) the Holders of more than one-half in number of the Allowed Claims actually voting in each Class have voted to accept this Plan, not counting the vote of any Holder designated under section 1126(e) of the Bankruptcy Code. If there are no votes cast in a particular Class that is entitled to vote on this Plan, then this Plan shall be deemed accepted by such Class.

4.2 Presumed Acceptance of this Plan. Classes 1A–1E, 2A–2E, 3A–3E, 4A, 5B, 7A–7E, 9A–9E, 10D, 11A, 11B, 11C, and 11E are Unimpaired. Therefore, such Classes are deemed to have accepted this Plan by operation of law and are not entitled to vote to accept or reject this Plan.

4.3 Presumed Rejection of this Plan. Classes 8A–8E will receive no recovery under this Plan. Therefore, such Classes are deemed to have rejected this Plan by operation of law and are not entitled to vote to accept or reject this Plan.

4.4 Elimination of Classes. To the extent applicable, any Class that does not contain any Allowed Claims or any Claims temporarily allowed for voting purposes under Bankruptcy Rule 3018, as of the date of the commencement of the Confirmation Hearing, shall be deemed to have been deleted from this Plan for purposes of (a) voting to accept or reject this Plan and (b) determining whether it has accepted or rejected this Plan under section 1129(a)(8) of the Bankruptcy Code.

4.5 Cramdown. The Debtors request Confirmation of this Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code, to the extent applicable. The Debtors reserve the right to modify this Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE V

MEANS FOR IMPLEMENTATION OF THIS PLAN

5.1 Continued Corporate Existence and Vesting of Assets. Except as otherwise provided in this Plan, each Debtor shall continue to exist after the Effective Date as a separate corporate Entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation, where applicable, and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended by this Plan, the Plan Supplement, or otherwise, and to the extent such documents are amended, such documents are deemed to be pursuant to this Plan and require no further action or approval, as permitted by applicable law. On or after the Effective Date, each Reorganized Debtor may, in its sole discretion, take such action as permitted by applicable law and such Reorganized Debtor’s organizational documents, as such Reorganized Debtor may determine is reasonable and appropriate, including causing: (a) a Reorganized Debtor to be merged into another Reorganized Debtor, or its Affiliate; (b) a Reorganized Debtor to be dissolved; (c) the legal name of a Reorganized Debtor to be changed; (d) a Reorganized Debtor to reorganize under the laws of another jurisdiction; or (e) the closure of a Reorganized Debtor’s Chapter 11 Case on the Effective Date or any time thereafter.

Except as otherwise provided herein, on the Effective Date, all property of each Debtor’s Estate, including any property held or acquired by each Debtor or Reorganized Debtor under this Plan or otherwise, will vest in such Reorganized Debtor free and clear of all Claims, Liens, charges, other encumbrances, Interests, and other interests, except for the Liens and Claims established under this Plan.

On the Effective Date or as soon as reasonably practicable thereafter, PDSA may transfer its Interest in several of its direct wholly-owned subsidiaries, including PDGL and Pacific Drillship (Gibraltar) Limited, to Pacific Drilling Holding (Gibraltar) Limited, a non-Debtor wholly owned subsidiary of PDSA.

On and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire, and dispose of property and maintain, prosecute, abandon, compromise, or settle any Claims or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, subject only to those restrictions expressly imposed by this Plan or the Confirmation Order, as well as the documents and instruments executed and delivered in connection therewith, including the documents, exhibits, instruments, and other materials comprising the Plan Supplement.

5.2 Sources of Cash for Distributions and Operations. All Cash necessary for the Reorganized Debtors to make payments required by this Plan and for post-Confirmation operations shall be obtained from (a) existing Cash held by the Reorganized Debtors on the Effective Date after giving effect to the Professional Fee Escrow, (b) proceeds from the New First Lien Notes, (c) proceeds from the New Second Lien PIK Toggle Notes, (d) proceeds from the Equity Issuance, and (e) the operations of the Reorganized Debtors.

5.3 Cancellation of Existing Securities and Agreements. Except as provided in this Plan or in the Confirmation Order, on the Effective Date, all notes, stock (where permitted by applicable law), instruments, certificates, agreements, side letters, fee letters, and other documents evidencing or giving rise to Claims against and Interests in the Debtors shall be cancelled, and the obligations of the Debtors thereunder or in any way related thereto shall be fully released, terminated, extinguished, and discharged, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule, or any requirement of further action, vote, or other approval or authorization by any Person. The Holders of or parties to such notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents shall retain their rights vis-à -vis each other but shall have no rights against any Debtor arising from or relating to such notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents or the cancellation thereof, except the rights provided pursuant to this Plan and the Confirmation Order. In addition, the obligations of the Agents under or in connection with the RCF Credit Documents, the SSCF Credit Agreement, the Term Loan B Credit Agreement, the 2017 Notes Indenture, and the 2020 Notes Indenture and any related notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents shall be discharged and deemed satisfied on the Effective Date except to the extent necessary to comply with their obligations under this Plan including to facilitate the distributions provided for in this Plan to the applicable Holders of Claims and cancelling existing security interests pursuant to Section 5.4. For the avoidance of doubt, nothing contained in this Plan or the Confirmation Order shall in any way limit or affect the standing of any of the Agents to appear and be heard in the Chapter 11 Cases on and after the Effective Date.

For the further avoidance of doubt, notwithstanding the immediately foregoing paragraph, the RCF Credit Documents, the SSCF Credit Agreement, the Term Loan B Credit Agreement, the 2017 Notes Indenture, and the 2020 Notes Indenture and related documentation shall continue in effect solely for the purposes of (a) allowing the applicable Holders of Claims to receive their respective distributions under this Plan and, in the case of the RCF Secured Parties, to assert any RCF Contingent Obligations, and, in the case of the SSCF Lenders, to assert any SSCF Contingent Obligations, in each case as provided herein, (b) allowing the relevant Agent to facilitate the distributions under this Plan to the applicable Holders of Claims as provided herein and otherwise comply with any obligations they may have under this Plan, including the cancellation of existing security interests pursuant to Section 5.4, (c) to the extent an Agent has any unpaid fees and expenses, or reasonably expects to incur additional fees and expenses (including those of its counsel) in the future, to, in the case of an Indenture Trustee, assert any Charging Lien it may have under the relevant credit agreement, indenture, or related documentation against such distributions or, in the case of any other Agent, preserve its rights to payment of fees, expenses, and indemnification obligations as against any money or property distributable to the relevant Holder under this Plan, and to deduct such fees and expenses from such distributions, and (d) allowing the applicable Agent to assert any other right, privilege, benefit, or protection granted to it under the relevant credit agreement, indenture, or related documentation; provided, that the foregoing shall not affect the discharge of the Debtors with respect to the RCF Claims, SSCF Claims, Term Loan B Claims, 2017 Notes Claims, and the 2020 Notes Claims as provided for herein, or result in any expenses or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan.

5.4 Cancellation of Certain Existing Security Interests. Upon the full payment or other satisfaction of an Allowed Secured Claim, or reasonably promptly thereafter, the Holder of such Allowed Secured Claim or Agent, as applicable, shall deliver to the Debtors or Reorganized Debtors, as applicable, and at their sole cost and expense, any collateral or other property of a Debtor held by such Holder, together with any termination statements, instruments of satisfaction, or releases of all security interests with respect to its Allowed Secured Claim that may be reasonably required to terminate any related financing statements, mortgages, mechanics’ or other statutory liens, or lis pendens, or similar interests or documents. Notwithstanding the foregoing sentence, each applicable Indenture Trustee and the Pari Passu Collateral Agent with respect to the 2017 Notes and the 2020 Notes, as applicable, is authorized and directed to, at the sole cost and expense of the Reorganized Debtors, execute (and take any reasonable additional steps at the sole cost and expense of the Reorganized Debtors necessary to give effect to) termination statements, instruments of satisfaction, or releases of security interests (except for the Charging Liens) as the Reorganized Debtors may request.

5.5 RCF Payment. On the Effective Date, the Reorganized Debtors shall make the RCF Payment.

5.6 SSCF Payment. On the Effective Date, the Reorganized Debtors shall make the SSCF Payment.

5.7 New First Lien Notes. On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited issued $750.0 million of New First Lien Notes. The net proceeds of the offering (after deducting the fees payable in cash to the initial purchaser) plus an amount in cash determined so that the total escrowed funds will be sufficient to pay the estimated fees and expenses of the trustee, the collateral agent, and the escrow agent and 100.0% of the offering price of the New First Lien Notes plus interest to be accrued on the New First Lien Notes to, but not including, the third business day following the Escrow End Date of December 22, 2018 (the latest date on which the New First Lien Notes Special Mandatory Redemption (defined below) can occur) were deposited into an escrow account, in accordance with the terms of the Commitment Letter Order. If the Bankruptcy Court confirms this Plan and the other Escrow Release Conditions are satisfied on or prior to the Escrow End Date, on or as soon as reasonably practicable after the Effective Date, the proceeds from the escrow account will be released to Reorganized PDSA and Reorganized PDSA will consummate a series of transactions whereby Reorganized PDSA will assume all of the obligations of Pacific Drilling First Lien Escrow Issuer Limited with respect to the New First Lien Notes. Specifically, on or as soon as reasonably practicable after the Effective Date, Pacific Drilling First Lien Escrow Issuer Limited will merge with and into Reorganized PDSA and Reorganized PDSA will assume all of the obligations of Pacific Drilling First Lien Escrow Issuer Limited with respect to the New First Lien Notes. The Reorganized Debtors may use the proceeds of the New First Lien Notes for any purpose permitted by the New First Lien Notes Indenture, including the funding of obligations under this Plan and general corporate purposes. If the satisfaction of the Escrow Release Conditions does not occur on or before the Escrow End Date, the New First Lien Notes Indenture will require that the issuer redeem all and not less than all of the notes then outstanding (the “New First Lien Notes Special Mandatory Redemption”), upon not less than three business days’ notice (or otherwise in accordance with the requirements of DTC), at a redemption price equal to 100.0% of the offering price of the New First Lien Notes plus accrued and unpaid interest to, but not including, the redemption date.

Except as previously approved by the Bankruptcy Court pursuant to the Commitment Letter Order, confirmation of this Plan shall be deemed to constitute approval of the New First Lien Notes, including all transactions contemplated thereby, such as any supplementation or syndication of the New First Lien Notes, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and the granting of security interests thereunder, and authorization for the Reorganized Debtors to enter into and perform under the New First Lien Notes Documentation and such other documents as may be required or appropriate.

The New First Lien Notes Documentation shall constitute legal, valid, binding, and authorized obligations of the Reorganized Debtors party thereto, enforceable in accordance with their terms. The financial accommodations to be extended pursuant to the New First Lien Notes Documentation are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever, and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any other applicable nonbankruptcy law. On the Effective Date, all of the Liens and security interests to be granted in accordance with the New First Lien Notes Documentation (a) shall be legal, binding, and enforceable first-priority Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New First Lien Notes Documentation; (b) shall be deemed automatically perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New First Lien Notes Documentation; and (c) shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable nonbankruptcy law. The Reorganized Debtors and the Persons or Entities granting such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect, or to evidence the perfection of, such Liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of this Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties. To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to this Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date such Holder (or the agent for such Holder) shall take any and all steps requested by the Reorganized Debtors that are necessary to cancel and/or extinguish such Liens and/or security interests.

The New First Lien Notes have been issued with negative and affirmative covenants customary for similar types of issuances. The customary negative covenants include, but are not limited to, limitations on indebtedness, limitations on investments and other restricted payments (including redemptions, repayments, repurchases, and dividends), limitations on liens, mergers, consolidations, and affiliate transactions, and limitations on changes to the business. The customary affirmative covenants include, but are not limited to, reporting and investor calls, maintenance of existence, office and agency, properties, and insurance, the preparation and delivery of compliance certificates, the payment of taxes and additional amounts, as well as further assurances. The New First Lien Notes are subject to customary events of default for similar types of issuances, but there are no financial maintenance covenants. The New First Lien Notes Indenture will allow Reorganized PDSA and its subsidiaries to incur up to $50.0 million of superpriority first lien debt in the future.

5.8 New Second Lien PIK Toggle Notes. On September 26, 2018, Pacific Drilling Second Lien Escrow Issuer Limited issued $250.0 million of New Second Lien PIK Toggle Notes. The net proceeds of the offering (after deducting the fees payable in cash to the initial purchaser) plus an amount in cash determined so that the total escrowed funds will be sufficient to pay the estimated fees and expenses of the trustee, the collateral agent, and the escrow agent and 100.0% of the offering price of the notes plus interest to be accrued on the notes to, but not including, the third business day following the Escrow End Date of December 22, 2018 (the latest date on which the New Second Lien PIK Toggle Notes Special Mandatory Redemption (defined below) can occur) were deposited into an escrow account, in accordance with the terms of the Commitment Letter Order. If the Bankruptcy Court confirms this Plan and the other Escrow Release Conditions are satisfied on or prior to the Escrow End Date, on or as soon as reasonably practicable after the Effective Date, the proceeds from the escrow account will be released to Reorganized PDSA and Reorganized PDSA will consummate a series of transactions whereby Reorganized PDSA will assume all of the obligations of Pacific Drilling Second Lien Escrow Issuer Limited with respect to the New Second Lien PIK Toggle Notes. Specifically, on or as reasonably practicable after the Effective Date, Pacific Drilling Second Lien Escrow Issuer Limited will merge with and into Reorganized PDSA and Reorganized PDSA will assume all of the obligations of Pacific Drilling Second Lien Escrow Issuer Limited with respect to the New Second Lien PIK Toggle Notes. The Reorganized Debtors may use the proceeds of the New Second Lien PIK Toggle Notes for any purpose permitted by the New Second Lien PIK Toggle Notes Indenture, including the funding of obligations under this Plan and general corporate purposes. If the satisfaction of the Escrow Release Conditions does not occur on or before the Escrow End Date, the New Second Lien PIK Toggle Notes Indenture will require that the issuer redeem all and not less than all of the notes then outstanding (the “New Second Lien PIK Toggle Notes Special Mandatory Redemption”), upon not less than three business days’ notice (or otherwise in accordance with the requirements of DTC), at a redemption price equal to 100.0% of the offering price of the New Second Lien PIK Toggle Notes plus accrued and unpaid interest to, but not including, the redemption date.

In accordance with the New Second Lien PIK Toggle Notes Commitment Agreement and subject to the terms and conditions thereof, in exchange for providing the New Second Lien PIK Toggle Notes Commitment, each of the New Second Lien PIK Toggle Notes Commitment Parties will receive its pro rata share of the New Second Lien PIK Toggle Notes Commitment Premium. The New Second Lien PIK Toggle Notes Commitment Premium was deemed fully earned upon the Debtors’ entry into the New Second Lien PIK Toggle Notes Commitment Agreement. Contemporaneously with and subject to the occurrence of the Escrow Release Date, the Reorganized Debtors shall pay the New Second Lien PIK Toggle Notes Commitment Premium in New Second Lien PIK Toggle Notes to the New Second Lien PIK Toggle Notes Commitment Parties.

Except as previously approved by the Bankruptcy Court pursuant to the Commitment Letter Order and the New Second Lien PIK Toggle Notes Commitment Order, confirmation of this Plan shall be deemed to constitute approval of the New Second Lien PIK Toggle Notes, including all transactions contemplated thereby, such as any supplementation or syndication of the New Second Lien PIK Toggle Notes, and all actions to be taken, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and the granting of security interests thereunder, and authorization for the Reorganized Debtors to enter into and perform under the New Second Lien PIK Toggle Notes Documentation and such other documents as may be required or appropriate.

The New Second Lien PIK Toggle Notes Documentation shall constitute legal, valid, binding, and authorized obligations of the Reorganized Debtors party thereto, enforceable in accordance with their terms. The financial accommodations to be extended pursuant to the New Second Lien PIK Toggle Notes Documentation are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever, and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any other applicable nonbankruptcy law. On the Effective Date, all of the Liens and security interests to be granted in accordance with the New Second Lien PIK Toggle Notes Documentation (a) shall be legal, binding, and enforceable second-priority Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New Second Lien PIK Toggle Notes Documentation; (b) shall be deemed automatically perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New Second Lien PIK Toggle Notes Documentation; and (c) shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable nonbankruptcy law. The Reorganized Debtors and the Persons or Entities granting such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect, or to evidence the perfection of, such Liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of this Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties. To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to this Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date such Holder (or the agent for such Holder) shall take any and all steps requested by the Reorganized Debtors that are necessary to cancel and/or extinguish such Liens and/or security interests.

The New Second Lien PIK Toggle Notes were issued with negative and affirmative covenants customary for similar types of issuances. The customary negative covenants include, but are not limited to, reporting and investor calls, maintenance of existence, office and agency, properties, and taxes and additional amounts, as well as further assurances. The New Second Lien PIK Toggle Notes are subject to customary events of default for similar types of issuances, but are not subject to any financial maintenance covenants.

5.9 New Intercreditor Agreement. On the Effective Date, the New First Lien Notes Indenture Trustee and the New Second Lien PIK Toggle Notes Indenture Trustee shall enter into the New Intercreditor Agreement substantially in the form included in the Plan Supplement as Exhibit C. Each other party to one or more of the New Secured Debt Agreements shall be deemed to have directed the applicable indenture trustee to execute the New Intercreditor Agreement and shall be bound to the terms of the New Intercreditor Agreement from and after the Effective Date as if it were a signatory thereto.

5.10 Rights Offering & QP Private Placement.

(a) Terms. On or as soon as reasonably practicable after the Effective Date, the Debtors will consummate the Rights Offering and the QP Private Placement in accordance with the Rights Offering Procedures. The Rights Offering and the QP Private Placement will be fully committed and backstopped by the Equity Commitment Parties in accordance with and subject to the terms and conditions of the Equity Commitment Agreement.

(b) Purpose. The proceeds of the Rights Offering shall be used: (i) to provide the Reorganized Debtors with additional liquidity for working capital and general corporate purposes; and (ii) to fund Plan distributions.

(c) Equity Commitment. In accordance with the Equity Commitment Agreement and subject to the terms and conditions thereof, each of the Equity Commitment Parties has agreed, severally but not jointly, to purchase, on or prior to the Effective Date, its respective Commitment Percentage (as defined in the Equity Commitment Agreement) of the New Common Shares offered and not duly subscribed for and/or purchased in the Rights Offering and the QP Private Placement in accordance with the Rights Offering Procedures.

(d) QP Private Placement. In accordance with the Rights Offering Procedures and the Equity Commitment Agreement and subject to the terms and conditions thereof, QPGL (or an Affiliate Transferee designated by QPGL in accordance with the Equity Commitment Agreement) has agreed to purchase in, the aggregate, $40.0 million of New Common Shares issued on the Effective Date pursuant to the QP Private Placement.

(e) Equity Commitment Premium. Subject to the terms and conditions set forth in the Equity Commitment Agreement, each of the Equity Commitment Parties will receive its pro rata share of the Equity Commitment Premium. Subject to the terms and conditions set forth in the Equity Commitment Agreement, the Equity Commitment Premium will be immediately and automatically deemed fully earned upon entry into the Equity Commitment Agreement. Subject to the terms and conditions set forth in the Equity Commitment Agreement, on the Effective Date, the Reorganized Debtors shall pay the Equity Commitment Premium to the Equity Commitment Parties in New Common Shares.

5.11 Restructuring Transactions. On or as soon as practicable after the Effective Date, the Reorganized Debtors are authorized, without further order of the Bankruptcy Court, to take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Restructuring Transactions under and in connection with this Plan, the New First Lien Notes Documentation, the New Second Lien PIK Toggle Notes Documentation, and the Equity Issuance, including: (a) the execution and delivery of all appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of this Plan and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of this Plan and having other terms for which the applicable parties agree; (c) rejection or assumption, as applicable, of Executory Contracts and Unexpired Leases; (d) the filing and/or execution of appropriate limited liability company agreements, certificates, or articles of incorporation or organization, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable state law; (e) the consummation of the transactions contemplated by the New First Lien Notes Documentation, the New Second Lien PIK Toggle Notes Documentation, and the Equity Issuance and the execution thereof; (f) the issuance of New Common Shares; and (g) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

5.12 Intercompany Interests. Subject to the transactions contemplated in this Plan, the Intercompany Interests may, as determined by the Debtors with the consent of the Required Consenting Creditors, be retained or Reinstated as of the

Effective Date and may continue in place, solely for the purpose of maintaining the existing corporate structure of the Debtors and the Reorganized Debtors.

5.13 Intercompany Claims. On the Effective Date, certain Intercompany Claims will be cancelled in exchange for an equity interests in the obligor entities. The Intercompany Claims to be cancelled are (a) the Intercompany 2020 Notes, (b) the Intercompany 2018 PDOL TLB, (c) the Intercompany 2018 PML TLB, (d) the 2018 PSAS TLB, (e) the Sharav IPL, and (f) the Santa Ana IPL.

5.14 Issuance of New Common Shares. On the Effective Date, Reorganized PDSA is authorized to issue or cause to be issued the New Common Shares in accordance with the terms of this Plan. On the Effective Date, applicable Holders of Claims shall receive the New Common Shares in exchange for their respective Claims as set forth in Article III, and the Equity Commitment Parties and QPGL shall receive the New Common Shares on account of the Equity Commitment Premium and the QP Private Placement, respectively, as set forth in Article V and the Equity Commitment Agreement. All of the New Common Shares issuable under this Plan, when so issued, shall be duly authorized, validly issued, fully paid, and non-assessable.

On or as soon as reasonably practicable after the Effective Date, PDSA will issue 3.4% of the New Common Shares to the Equity Commitment Parties as the Equity Commitment Premium, subject to dilution by the New Common Shares issued pursuant to the Management Incentive Plan.

Upon issuance, the New Common Shares shall not be registered under the Securities Act, and shall not be listed for public trading on any securities exchange. The distribution of New Common Shares pursuant to this Plan may be made by delivery of one or more certificates representing such New Common Shares as described herein, by means of book-entry registration on the books of the transfer agent for the New Common Shares, or by means of book-entry exchange through the facilities of a transfer agent reasonably satisfactory to the Debtors, the Pari Passu Collateral Agent, the Equity Commitment Parties, the 2017 Notes Indenture Trustee, the Term Loan B Administrative Agent, and the 2020 Notes Indenture Trustee in accordance with the customary practices of such agents, as and to the extent practicable.

5.15 Exemption from Registration.

(a) The offering, issuance, and distribution of the New Common Shares on account of the Term Loan B Claims, 2020 Notes Claims, 2017 Notes Claims, and the Equity Issuance shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable U.S. state or other law requiring registration prior to the offering, issuance, distribution, or sale of securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code to the extent permitted or under the Securities Act by virtue of section 4(a)(2) thereof, Regulation D, and/or Regulation S. Such New Common Shares issued pursuant to section 1145 of the Bankruptcy Code will not be “restricted securities” as defined in Rule 144(a)(3) of the Securities Act and will be freely tradable and transferable by the initial recipients thereof, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws, including Rule 144 of the Securities Act, and any rules and regulations of the SEC, if any, applicable at the time of any future transfer of such securities or instruments. To the extent the issuance and distribution of any New Common Shares is being made in reliance on the exemption from registration set forth in section 4(a)(2) of the Securities Act, Regulation D, and/or Regulation S promulgated under the Securities Act, and similar registration exemptions applicable outside of the United States, such securities will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to a registration statement or available exemption from the registration requirements of the Securities Act and other applicable law. The issuance of the New Common Shares pursuant to the QP Private Placement, the issuance of New Common Shares to the Equity Commitment Parties on account of the Equity Commitment (if any), and the payment of the Equity Commitment Premium is being made in reliance on the exemption from registration set forth in section 4(a)(2) of the Securities Act, Regulation D, and/or Regulation S promulgated under the Securities Act, and similar registration exemptions applicable outside of the United States, such securities will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to a registration statement or available exemption from the registration requirements of the Securities Act and other applicable law.

(b) Any securities issued under the Management Incentive Plan will be issued pursuant to a registration statement or available exemption from registration under the Securities Act and other applicable law.

(c) To the extent securities were offered prior to the filing of this Plan, such securities were offered in reliance on the exemption provided by section 4(a)(2) of the Securities Act or the safe harbor provided by Regulation S under the Securities Act.

5.16 Officers and Boards of Directors.

(a) The New Boards were selected by the Required Consenting Creditors and the identities of directors on the New Boards were set forth in Exhibit E of the Plan Supplement, to the extent known at the time of filing, in accordance with 11 U.S.C. § 1129(a)(5).

(b) Except to the extent that a member of the board of directors of a Debtor continues to serve as a director of such Debtor on the Effective Date, the members of the board of directors of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such member will be deemed to have resigned or shall otherwise cease to be a director of the applicable Debtor on the Effective Date. Commencing on the Effective Date, each of the directors of the Reorganized Debtors shall serve pursuant to the terms of the applicable organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with such organizational documents.

5.17 Management Incentive Plan. After the Effective Date, the Reorganized Debtors shall establish the Management Incentive Plan. The Management Incentive Plan shall provide equity-based compensation to the management of the Reorganized Debtors in an amount not to exceed 10.0% of the aggregate amount of New Common Shares. The new equity issued pursuant to the Management Incentive Plan shall dilute all of the other New Common Shares contemplated to be issued pursuant to this Plan.

5.18 Registration Rights Agreement. On the Effective Date, Reorganized PDSA shall enter into the Registration Rights Agreement.

5.19 Corporate Action. Each of the matters provided for under this Plan involving the corporate structure of any Debtor or any corporate action to be taken by or required of any Debtor or Reorganized Debtor shall be deemed to have occurred and be effective as provided herein, and shall be authorized, approved, and, to the extent taken prior to the Effective Date, ratified in all respects without any requirement of further action by shareholders, members, creditors, directors, or managers of the Debtors or Reorganized Debtors, as applicable. To the extent permitted by applicable law, the authorizations and approvals contemplated by this Section 5.19 shall be effective notwithstanding any requirements under nonbankruptcy law.

5.20 Effectuating Documents; Further Transactions. The chairman of the board of directors, president, chief executive officer, chief financial officer, manager, or any other appropriate officer of the Debtors or, after the Effective Date, the Reorganized Debtors, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan. The secretary of the Debtors, or, after the Effective Date, of the Reorganized Debtors, shall be authorized to certify or attest to any of the foregoing actions.

5.21 Preservation of Retained Actions. In accordance with section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtors will retain and may (but are not required to) enforce all Retained Actions. After the Effective Date, the Reorganized Debtors, in their sole and absolute discretion, shall have the right to bring, settle, release, compromise, or enforce such Retained Actions (or decline to do any of the foregoing), without further approval of the Bankruptcy Court. The Reorganized Debtors or any successors, in the exercise of their sole discretion, may pursue such Retained Actions so long as it is in the best interests of the Reorganized Debtors or any successors holding such rights of action. The failure of the Debtors to specifically list any claim, right of action, suit, proceeding, or other Retained Action in this Plan, the Disclosure Statement, the Plan Supplement, or otherwise does not, and will not be deemed to, constitute a waiver or release by the Debtors or the Reorganized Debtors of such claim, right of action, suit, proceeding, or other Retained Action, and the Reorganized Debtors will retain the right to pursue such claims, rights of action, suits, proceedings, and other Retained Actions in their sole discretion and, therefore, no preclusion doctrine, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches will apply to such claim, right of action, suit, proceeding, or other Retained Action upon or after the Confirmation or consummation of this Plan.

5.22 Exemption from Certain Transfer Taxes and Recording Fees. To the maximum extent provided by section 1146(a) of the Bankruptcy Code, any post-Confirmation sale by any Debtor or any transfer from any Entity pursuant to, in contemplation of, or in connection with this Plan or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors; or (b) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, this Plan, including any deeds, bills of sale, assignments, or other instruments of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to this Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment, in each case to the extent permitted by applicable bankruptcy law, and the appropriate state or local government officials or agents shall forego collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

5.23 Debtors’ Waiver of Certain Claims Related to 2017 Notes. The Debtors waive any recovery on account of their holdings of the 2017 Notes. For the avoidance of doubt, the consideration that would otherwise be distributed to the Debtors on account of their holdings of the 2017 Notes shall not be reallocated to Holders of 2017 Notes Claims.

5.24 Further Authorization. The Debtors and the Reorganized Debtors shall be entitled to seek such orders, judgments, injunctions, and rulings as they deem necessary to carry out the intentions and purposes, and to give full effect to the provisions, of this Plan.

5.25 Indenture Trustee Fees and Expenses. On and after the Confirmation Date, the Debtors or Reorganized Debtors shall pay to each Indenture Trustee in full in Cash, to the extent still outstanding and not previously paid (including, for the avoidance of doubt, any pre- and post-Confirmation Date amounts incurred and outstanding), the documented fees, expenses, and disbursements of such Indenture Trustee (including any contractual fees and the reasonable fees, disbursements, and other charges of their counsel) incurred in connection with, as applicable, the 2017 Notes, the 2020 Notes, the 2017 Notes Indenture, the 2020 Notes Indenture, the Chapter 11 Cases, or this Plan (the “Indenture Trustee Fees and Expenses”). The procedures governing payment of the fees and expenses of each Indenture Trustee set forth in Section 3.d of the Order (A) Granting Adequate Protection, (B) Modifying the Automatic Stay and (C) Granting Relief [Docket No. 83] previously entered in these Chapter 11 Cases shall be the procedures governing payment of the Indenture Trustee Fees and Expenses under this Section 5.25; provided, that invoices submitted for payment pursuant to such procedures shall not be subject to review by the Office of the United States Trustee unless the Office of the United States Trustee notifies each Indenture Trustee in writing within thirty (30) days after the Confirmation Date that such invoices are subject to its review as set forth in such procedures. Nothing contained in this Plan or the Confirmation Order shall affect the right of an Indenture Trustee to assert its respective Charging Lien against any distribution relating to the 2017 Notes or 2020 Notes, as applicable, and deducting from such distribution an amount of New Common Shares deemed sufficient by the applicable Indenture Trustee to satisfy all unpaid Indenture Trustee Fees and Expenses owed to it; provided, that upon the full and indefeasible payment of all Indenture Trustees Fees and Expenses, their respective Charging Liens shall be deemed released and discharged.

ARTICLE VI

DISTRIBUTIONS

6.1 Distributions Generally. The Disbursing Agent shall make all Plan distributions on behalf of the Debtors in accordance with this Article VI and other governing terms of this Plan.

6.2 No Postpetition or Default Interest on Claims. Unless required by the Bankruptcy Code or otherwise specifically provided for in this Plan (including with respect to Class 4A – RCF Claims and Class 5B – SSCF Claims), the Confirmation Order, or another order of the Bankruptcy Court, and notwithstanding any documents that govern the Debtors’ prepetition funded indebtedness to the contrary, postpetition and/or default interest shall not accrue or be paid on any Claims, and no Holder of a

Claim shall be entitled to (a) interest accruing on such Claim on or after the Petition Date on any such Claim or (b) interest at the contract default rate, as applicable.

6.3 Date of Distributions. Unless otherwise provided in this Plan, any distributions and deliveries to be made under this Plan shall be made on the Effective Date or as soon thereafter as is practicable; provided, that the Reorganized Debtors may implement periodic distribution dates to the extent they determine them to be appropriate.

6.4 Distribution Record Date. As of the close of business on the Distribution Record Date, the various lists of Holders of Claims in each Class, as maintained by the Debtors or their agents, shall be deemed closed, and there shall be no further changes in the record Holders of any Claims after the Distribution Record Date. Neither the Debtors nor the Disbursing Agent shall have any obligation to recognize any transfer of a Claim occurring after the close of business on the Distribution Record Date. In addition, with respect to payment of any Cure Amounts or disputes over any Cure Amounts, neither the Debtors nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable Executory Contract or Unexpired Lease, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure Amount. For the avoidance of doubt, this Section 6.4 is not applicable to distributions to the Noteholders under the terms of this Plan. For the avoidance of doubt, the Distribution Record Date shall not apply to the Debtors’ publicly-traded securities, the holders of which shall receive a distribution in accordance with this Plan and the customary procedures of DTC on or as soon as practicable after the Effective Date. For the further avoidance of doubt, this Section 6.4 is not applicable to distributions to RCF Lenders or SSCF Lenders, which shall receive Distributions in accordance with the RCF Credit Agreement or the SSCF Credit Agreement, as applicable, based on the RCF Administrative Agent’s and the SSCF Administrative Agent’s books and records, as applicable, as of the Effective Date.

6.5 Disbursing Agent. All distributions under this Plan shall be made by the Disbursing Agent or, if applicable, its agent on and after the Effective Date as provided herein. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties. The Reorganized Debtors shall use all commercially reasonably efforts to provide the Disbursing Agent (if other than the Reorganized Debtors) with the amounts of Claims and the identities and addresses of Holders of Claims, in each case, as set forth in the Debtors’ or Reorganized Debtors’ books and records. The Reorganized Debtors shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtors) to comply with the reporting and withholding requirements outlined in Section 6.15.

6.6 Delivery of Distributions. Subject to subsections (a) through (d) of this Section 6.6, the Disbursing Agent will issue or cause to be issued the applicable consideration under this Plan and, subject to Bankruptcy Rule 9010, will make all distributions as and when required by this Plan: (i), in the case of Allowed RCF Claims (other than Claims on account of RCF Secured Cash Management Agreements and RCF Hedging Agreements, which distributions shall be made directly to the Holders thereof), Allowed SSCF Claims (other than Claims on account of SSCF Hedging Agreements, which distributions shall be made directly to the Holders thereof), Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims, to the appropriate RCF Administrative Agent, SSCF Administrative Agent, Term Loan B Administrative Agent, or Indenture Trustee and (ii) in the case of all other Allowed Claims, to the address of the Holder of such Claim on the books and records of the Debtors or their agents or the address in any written notice of address change delivered to the Debtors or the Disbursing Agent, including any addresses included on any transfers of Claim filed pursuant to Bankruptcy Rule 3001. In the event that any distribution is returned as undeliverable, no distribution or payment shall be made to such recipient unless and until the Disbursing Agent has been notified of the then-current address of recipient, at which time or as soon thereafter as reasonably practicable such distribution shall be made without interest.

(a) The RCF Administrative Agent and its agents, successors, and assigns, or such Entity appointed by the RCF Administrative Agent, shall facilitate the making of distributions to Holders of Allowed RCF Claims (other than Claims on account of RCF Secured Cash Management Agreements and RCF Hedging Agreements, which distributions shall be made directly by the Debtors or the Disbursing Agent to the Holders thereof) in accordance with the terms of the RCF Credit Agreement. Notwithstanding the terms of the Intercreditor Agreement, Plan distributions on account of Allowed RCF Claims shall be made by the RCF Administrative Agent. The RCF Administrative Agent and the Pari Passu Collateral Agent shall not have any liability to any person with respect to distributions made or directed to be made by the RCF Administrative Agent. All Cash distributions to be made hereunder to the RCF Administrative Agent on account of the RCF Claims shall be made by wire transfer.

(b) The Term Loan B Administrative Agent, its agents, successors, and assigns, or such Entity appointed by the Term Loan B Administrative Agent shall facilitate the making of distributions to Holders of Allowed Term Loan B Claims in accordance with the Term Loan B Credit Agreement. Notwithstanding the terms of the Intercreditor Agreement, Plan distributions on account of Allowed Term Loan B Claims shall be made to the Term Loan B Administrative Agent. The Term Loan B Administrative Agent and the Pari Passu Collateral Agent shall not have any liability to any person with respect to distributions made or directed to be made by the Term Loan B Administrative Agent.

(c) As soon as practicable after the Effective Date, and subject to the Charging Liens of each Indenture Trustee, the Disbursing Agent shall make all distributions with respect to the 2017 Notes Claims and the 2020 Notes Claims (and in the case of distributions with respect to the 2020 Notes Claims, notwithstanding the terms of the Intercreditor Agreement) to the applicable Indenture Trustee (or directly to DTC upon the written consent of the applicable Indenture Trustee) for onward distribution (less any applicable Charging Liens) to the appropriate Noteholders (i) through DTC in exchange for the 2017 Notes and the 2020 Notes, as applicable, including the related book-entry positions relating to such notes, or (ii) in the event the New Common Shares are not eligible for distribution through the facilities of DTC, in the case of (i) or (ii), pursuant to a written process developed and implemented by the Debtors or Reorganized Debtors and the Disbursing Agent, in consultation with the applicable Indenture Trustee, to facilitate such distributions to the appropriate Noteholders and the elimination of the 2017 Notes or 2020 Notes, as applicable, including all book-entry positions relating to such notes, from DTC’s books and records (in either case, the “Distribution Process”). Each Indenture Trustee shall be held fully harmless for its utilization of and reliance on the Distribution Process to effectuate distributions relating to the 2017 Notes, the 2020 Notes, the 2017 Notes Claims, and the 2020 Notes Claims to the appropriate Noteholders. Nothing in this Plan shall be deemed to impair, waive, or discharge the Indenture Trustees’ Charging Liens.

As a condition precedent to the distributions provided for in this subsection, the Noteholders shall be deemed to have surrendered their 2017 Notes, 2020 Notes, book-entry positions related to such notes, and other documentation underlying such notes, as applicable, all of which shall be deemed to be cancelled in accordance with Section 5.3 of this Plan. With respect to each of the distributions to be made to the Noteholders, the obligations of the applicable Indenture Trustee relating to such distribution shall be discharged and deemed satisfied upon (A) DTC’s receipt of such distribution, or (B) in accordance with the Distribution Process.

(d) The SSCF Administrative Agent and its agents, successors, and assigns, or such Entity appointed by the SSCF Administrative Agent, shall facilitate the making of distributions to Holders of Allowed SSCF Claims (other than Claims on account of SSCF Hedging Agreements, which distributions shall be made directly by the Debtors or the Disbursing Agent to the Holders thereof) in accordance with the SSCF Credit Agreement. Plan distributions on account of Allowed SSCF Claims shall be made by the SSCF Administrative Agent. The SSCF Administrative Agent shall not have any liability to any person with respect to distributions made or directed to be made by the SSCF Administrative Agent.

(e) Notwithstanding anything in this Plan to the contrary and subject to Article VI, in connection with any distribution under this Plan to be effected through the facilities of DTC (whether by means of book-entry exchange, free delivery, or otherwise), the Debtors and Reorganized Debtors, as applicable, will be entitled to recognize and deal for all purposes under this Plan with Holders of Allowed Term Loan B Claims, to the extent consistent with the customary practices of DTC used in connection with such distributions. With respect to the New Common Shares to be distributed under this Plan through the facilities of DTC, all of such New Common

Shares shall be issued in the names of such Holders or their nominees in accordance with DTC’s book-entry exchange procedures; provided, that such New Common Shares are permitted to be held through DTC’s book-entry system; provided, further, that to the extent that New Common Shares are not eligible for distribution in accordance with DTC’s customary practices, the Reorganized Debtors will take all such reasonable actions as may be required to cause distributions of the New Common Shares under this Plan.

6.7 Unclaimed Property. One year from the later of: (a) the Effective Date and (b) the date that is ten (10) Business Days after the date a Claim is first Allowed, all distributions payable on account of such Claim shall be deemed unclaimed property under section 374(b) of the Bankruptcy Code and shall revert to the Reorganized Debtors or their successors or assigns, and all claims of any other Person (including the Holder of a Claim in the same Class) to such distribution shall be discharged and forever barred. The Reorganized Debtors and the Disbursing Agent shall have no obligation to attempt to locate any Holder of an Allowed Claim other than by reviewing the Debtors’ books and records and the Bankruptcy Court’s filings.

6.8 Satisfaction of Claims. Unless otherwise provided herein, any distributions and deliveries to be made on account of Allowed Claims under this Plan shall be in complete and final satisfaction, settlement, and discharge of and exchange for such Allowed Claims.

6.9 Manner of Payment Under Plan. Except as specifically provided herein, at the option of the Debtors or the Reorganized Debtors, as applicable, any Cash payment to be made under this Plan may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtors.

6.10 Fractional Shares and Notes and De Minimis Cash Distributions. No fractional New Common Shares shall be distributed. When any distribution would otherwise result in the issuance of a number of New Common Shares that is not a whole number, the New Common Shares subject to such distribution shall be rounded to the next higher or lower whole number as follows: (a) fractions equal to or greater than 1⁄2 shall be rounded to the next higher whole number, and (b) fractions less than 1⁄2 shall be rounded to the next lower whole number. For the avoidance of doubt, DTC is considered a single holder for rounding and distribution purposes. The total number of New Common Shares to be distributed on account of Allowed Claims will be adjusted as necessary to account for the rounding provided for herein. No consideration will be provided in lieu of fractional shares that are rounded down. Neither the Reorganized Debtors nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) New Common Share or $50.00 in Cash. Fractional New Common Shares that are not distributed in accordance with this Section 6.10 shall be returned to, and ownership thereof shall vest in, Reorganized PDSA. The New First Lien Notes shall be issued in denominations of two thousand dollars ($2,000) or any integral multiples of one thousand dollars ($1,000) in excess thereof thereof and any other amounts shall be rounded down. The New Second Lien PIK Toggle Notes shall be issued in denominations of one dollar ($1.00) or any integral multiples of one dollar ($1.00) in excess thereof and any other amounts shall be rounded down.

6.11 No Distribution in Excess of Amount of Allowed Claim. Notwithstanding anything to the contrary in this Plan, no Holder of an Allowed Claim shall receive, on account of such Allowed Claim, Plan distributions in excess of the Allowed amount of such Claim (plus any postpetition interest on such Claim solely to the extent permitted by Section 6.2).

6.12 Allocation of Distributions Between Principal and Interest. Except as otherwise provided in this Plan and subject to Section 3.3 of this Plan, to the extent that any Allowed Claim entitled to a distribution under this Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount (as determined for federal income tax purposes) of the Claim and then to accrued but unpaid interest.

6.13 Setoffs and Recoupments. Each Reorganized Debtor or its designee as instructed by such Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, offset or recoup against any Allowed Claim and the distributions to be made pursuant to this Plan on account of such Allowed Claim any and all claims, rights, and Causes of Action that a Reorganized Debtor or its successors may hold against the Holder of such Allowed Claim after the Effective Date to the extent that such setoff or recoupment is either (a) agreed in amount among the relevant Reorganized Debtor(s) and the Holder of the Allowed Claim or (b) otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction; provided, that neither the failure to effect a setoff or recoupment nor the allowance of any Claim hereunder will constitute a waiver or release by a Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Reorganized Debtor or its successor or assign may possess against such Holder.

6.14 Rights and Powers of Disbursing Agent.

(a) Powers of the Disbursing Agent. The Disbursing Agent shall be empowered to: (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under this Plan; (ii) make all applicable distributions or payments provided for under this Plan; (iii) employ professionals to represent it with respect to its responsibilities; and (iv) exercise such other powers (A) as may be vested in the Disbursing Agent by order of the Bankruptcy Court (including any order issued after the Effective Date) or pursuant to this Plan or (B) as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of this Plan.

(b) Expenses Incurred on or After the Effective Date. Except as otherwise ordered by the Bankruptcy Court and subject to the written agreement of the Reorganized Debtors, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement Claims (including for reasonable attorneys’ and other professional fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

6.15 Withholding and Reporting Requirements. In connection with this Plan and all instruments issued in connection therewith and distributed thereon, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions under this Plan shall be subject to any such withholding and reporting requirements. In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and sell such withheld property to generate the Cash necessary to pay over the withholding tax. Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of this Plan.

Notwithstanding the above, each Holder of an Allowed Claim or Interest that is to receive a distribution under this Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on such Holder by any governmental unit, including income, withholding, and other tax obligations, on account of such distribution. The Reorganized Debtors have the right, but not the obligation, to not make a distribution until such Holder has made arrangements satisfactory to any issuing or disbursing party for payment of any such tax obligations.

The Reorganized Debtors may require, as a condition to receipt of a distribution, that the Holder of an Allowed Claim complete and return a Form W-8 or W-9, as applicable to each such Holder. If the Reorganized Debtors make such a request and the Holder fails to comply before the date that is 180 days after the request is made, the amount of such distribution shall irrevocably revert to the applicable Reorganized Debtor and any Claim in respect of such distribution shall be discharged and forever barred from assertion against such Reorganized Debtor or its respective property.

6.16 Claims Paid or Payable by Third Parties.

(a) Claims Paid by Third Parties. The Debtors or the Reorganized Debtors, as applicable, shall reduce a Claim, and such Claim shall be Disallowed without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment on account of such Claim from a party that is not a Debtor or a

Reorganized Debtor. Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under this Plan exceeds the amount of such Claim as of the date of any such distribution under this Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the 14-day period specified above until the amount is repaid.

(b) Claims Payable by Third Parties. Except as otherwise provided in this Plan, (i) no distributions under this Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy, and (ii) to the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

(c) Applicability of Insurance Proceeds. Except as otherwise provided in this Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Nothing contained in this Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein (i) constitute or be deemed a waiver by such insurers of any rights or defenses, including coverage defenses, held by such insurers, or (ii) establish, determine, or otherwise imply any liability or obligation, including any coverage obligation, of any insurer.

ARTICLE VII

PROCEDURES FOR DISPUTED CLAIMS

7.1 Allowance of Claims. After the Effective Date, each of the Debtors or the Reorganized Debtors shall have and retain any and all rights and defenses such Debtor had with respect to any Claim immediately before the Effective Date. Except as expressly provided in this Plan or in any order entered in these Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under this Plan or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in these Chapter 11 Cases allowing such Claim.

7.2 Objections to Claims.

(a) Authority. The Debtors, and after the Effective Date, the Reorganized Debtors shall have authority to file objections to any Claim, and to withdraw any objections to any Claim that they may file. The Debtors, and after the Effective Date, the Reorganized Debtors shall have authority to settle, compromise, or litigate to judgment any objections to any Claim. Except as set forth above, after the Effective Date, the Reorganized Debtors also shall have the right to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

(b) Objection Deadline. As soon as practicable, but no later than the Claims Objection Deadline, the Debtors, and after the Effective Date, the Reorganized Debtors may file objections with the Bankruptcy Court and serve such objections on the Holders of the Claims to which such objections are made. Nothing contained herein, however, shall limit the right of the Reorganized Debtors to object to Claims, if any, filed or amended after the Claims Objection Deadline. The Claims Objection Deadline may be extended by the Bankruptcy Court upon motion by the Reorganized Debtors.

7.3 Estimation of Claims. The Reorganized Debtors may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether the Debtors or Reorganized Debtors previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtors or Reorganized Debtors, as applicable, may pursue supplementary proceedings to object to the allowance of such Claim. All of the aforementioned objection, estimation, and resolution procedures are intended to be cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

7.4 No Distributions Pending Allowance. If an objection to a Claim is filed as set forth in Section 7.2, no payment or distribution provided under this Plan shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

7.5 Resolution of Claims. Except as otherwise provided herein, or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with this Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Claims, Disputed Claims, rights, Causes of Action, suits, and proceedings, whether in law or in equity, whether known or unknown, that the Debtors or their Estates may hold against any Person, without the approval of the Bankruptcy Court, the Confirmation Order, and any contract, instrument, release, indenture, or other agreement entered into in connection herewith. The Reorganized Debtors or their successors may pursue such retained Claims, rights, Causes of Action, suits, or proceedings, as appropriate, in accordance with the best interests of the Debtors.

7.6 Disallowed Claims. All Claims held by persons or entities against whom or which any of the Debtors or the Reorganized Debtors has commenced a proceeding asserting a Cause of Action under sections 542, 543, 544, 545, 547, 548, 549, and/or 550 of the Bankruptcy Code shall be deemed Disallowed Claims pursuant to section 502(d) of the Bankruptcy Code and Holders of such Claims shall not be entitled to vote to accept or reject this Plan. Claims that are deemed Disallowed pursuant to this Section 7.6 shall continue to be Disallowed for all purposes until such Claim has been settled or resolved by Final Order and any sums due to the Debtors or the Reorganized Debtors from such party have been paid.

ARTICLE VIII

TREATMENT OF EXECUTORY CONTRACTS

AND UNEXPIRED LEASES

8.1 Assumption or Rejection of Executory Contracts and Unexpired Leases. Except as otherwise provided in this Plan, on the Effective Date, all Executory Contracts and Unexpired Leases of the Debtors shall be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract or Unexpired Lease (a) has previously been rejected by order of the Bankruptcy Court in effect as of the Effective Date (which order may be the Confirmation Order); (b) is the subject of a motion to reject filed on or before the Effective Date; (c) is identified on the Schedule of Rejected Executory Contracts or Unexpired Leases to be filed with the Plan Supplement; or (d) has expired or terminated pursuant to its own terms. The Confirmation Order will constitute an order of the Bankruptcy Court under sections 365 and 1123(b) of the Bankruptcy Code approving the assumptions or assumption and assignments or rejections described herein as of the Effective Date. Unless otherwise indicated, all assumptions, assumptions and assignments, and rejections of Executory Contracts and Unexpired Leases in this Plan will be effective as of the Effective Date. Each Executory Contract and Unexpired Lease assumed or assumed and assigned pursuant to this Plan, or by Bankruptcy Court order, will vest in and be fully enforceable by the applicable Reorganized Debtor or assignee in accordance with its terms, except as such terms may have been modified by order of the Bankruptcy Court. Notwithstanding the foregoing paragraph or anything to the contrary herein, the Debtors reserve the right to alter, amend, modify, or supplement the Schedule of Rejected Executory Contracts and Unexpired Leases prior to the Effective Date.

8.2 D&O Liability Insurance Policies. As of the Effective Date, the D&O Liability Insurance Policies shall be treated as if they were Executory Contracts that are assumed under this Plan. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in this Plan, Confirmation of this Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation shall be deemed and treated as an Executory Contract that has been assumed by the Debtors under this Plan as to which no Proof of Claim need be filed.

8.3 Indemnification. Except as otherwise specifically limited in this Plan, any obligations or rights of the Debtors to defend, indemnify, reimburse, or limit the liability of the Debtors’ present and former directors, officers, employees, agents, representatives, attorneys, accountants, financial advisors, restructuring advisors, investment bankers, and consultants (the “Covered Persons”) pursuant to the Debtors’ certificates of incorporation, by-laws, indemnification agreements, policy of providing employee indemnification, applicable law, or specific agreement in respect of any claims, demands, suits, Causes of Action, or proceedings against such Covered Persons based upon any act or omission related to such Covered Persons’ service with, for, or on behalf of the Debtors prior to the Effective Date, shall be treated as if they were Executory Contracts that are assumed under this Plan and shall survive the Effective Date and remain unaffected thereby, and shall not be discharged, irrespective of whether such defense, indemnification, reimbursement, or limitation of liability is owed in connection with an occurrence before or after the Petition Date.

8.4 Employee Benefit Plans and Agreements. As, and subject to the occurrence, of the Effective Date, all employee compensation and benefit plans, policies, and programs of the Debtors applicable generally to their employees, including agreements and programs subject to section 1114 of the Bankruptcy Code, as in effect on the Effective Date, including all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and dismemberment insurance plans, and workers’ compensation programs, shall be deemed to be, and shall be treated as though they are, Executory Contracts that are assumed under this Plan by the Reorganized Debtors, and the Debtors’ obligations under such agreements and programs shall survive the Effective Date of this Plan, without prejudice to the Reorganized Debtors’ rights under applicable nonbankruptcy law to modify, amend, or terminate the foregoing arrangements, except for (a) such Executory Contracts or plans specifically rejected pursuant to this Plan (to the extent such rejection does not violate section 1114 of the Bankruptcy Code) and (b) such Executory Contracts or plans that have previously been terminated or rejected, pursuant to a Final Order, or specifically waived by the beneficiaries of such plans, contracts, or programs.

8.5 Cure of Defaults Under Assumed Contracts. The Reorganized Debtors shall cure any monetary defaults under any Executory Contract and Unexpired Lease to be assumed pursuant to this Plan by paying to the non-Debtor counterparty the full amount of any monetary default in the ordinary course of business. Accordingly, no party to an Assumed Contract need file any cure Claim, and the Debtors need not file any lists of any proposed cure claims, with the Bankruptcy Court. Notwithstanding the foregoing, the Reorganized Debtors and counterparties to Assumed Contracts reserve all their rights in the event of a dispute over the amount of a cure claim. If there is any such dispute that cannot be resolved consensually, then either party must file with the Bankruptcy Court a request for allowance and payment of such cure Claim within seventy-five (75) days after the Effective Date. Moreover, the Reorganized Debtors shall be authorized to reject any Executory Contract or Unexpired Lease to the extent the Reorganized Debtors, in the exercise of their sound business judgment, conclude that the amount of the cure Claim as determined by the Bankruptcy Court renders assumption of such Executory Contract or Unexpired Lease unfavorable to the Reorganized Debtors.

8.6 Claims Based on Rejection of Executory Contracts and Unexpired Leases. Unless otherwise provided by a Bankruptcy Court order, any Proofs of Claim asserting Claims arising from the rejection of the Debtors’ Executory Contracts and Unexpired Leases pursuant to this Plan or otherwise must be filed no later than thirty (30) days after the Effective Date. Any Proofs of Claim arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases that are not timely filed shall be Disallowed automatically, forever barred from assertion, and shall not be enforceable against the Debtors or the Reorganized Debtors without the need for any objection by any Person or further notice to or action, order, or approval of the Bankruptcy Court, and any Claim arising out of the rejection of such Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, notwithstanding anything in the Schedules or a Proof of Claim to the contrary. All Allowed Claims arising from the rejection of the Debtors’ Executory Contracts and Unexpired Leases shall be classified as General Unsecured Claims and shall be treated in accordance with the particular provisions of this Plan for such Claims; provided, however, that if the Holder of an Allowed Claim for rejection damages has an unavoidable security interest in any collateral to secure obligations under such rejected Executory Contract or Unexpired Lease, the Allowed Claim for rejection damages shall be treated as an Other Secured Claim to the extent of the value of such Holder’s interest in such collateral, with the deficiency, if any, treated as a General Unsecured Claim.

8.7 Reservation of Rights. Nothing contained in this Plan shall constitute an admission by the Debtors that any particular contract is in fact an Executory Contract or Unexpired Lease or that the Debtors have any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Reorganized Debtors, as applicable, shall have forty-five (45) days following entry of a Final Order resolving such dispute to alter and to provide appropriate treatment of such contract or lease.

ARTICLE IX

CONDITIONS PRECEDENT TO CONFIRMATION

AND CONSUMMATION OF THIS PLAN

9.1 Conditions Precedent to Confirmation of this Plan. The following are conditions precedent to the confirmation of this Plan:

(a) an order, in form and substance acceptable to the Debtors, the Required Consenting Creditors, and QPGL, in each case, subject to the ECA Document Requirements, finding that the Disclosure Statement contains adequate information pursuant to section 1125 of the Bankruptcy Court shall have been entered by the Bankruptcy Court; and

(b) this Plan and the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed and shall be consistent in all material respects with the ECA Document Requirements.

9.2 Conditions Precedent to the Effective Date. The Debtors shall request that the Confirmation Order include a finding by the Bankruptcy Court that, notwithstanding Bankruptcy Rule 3020(e), the Confirmation Order shall take effect immediately upon its entry. The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived in accordance with the terms of this Plan:

(a) the Bankruptcy Court shall have entered the Confirmation Order, and the Confirmation Order shall have become a Final Order and shall, among other things, provide that the Debtors and the Reorganized Debtors are authorized to take all actions necessary or appropriate to enter into, implement, and consummate the agreements and documents created in connection with this Plan;

(b) the Transaction Agreements shall have satisfied the ECA Document Requirements;

(c) all documents related to, provided for therein, or contemplated by the New First Lien Notes, the New Second Lien PIK Toggle Notes, the

Rights Offering, the QP Private Placement, the Equity Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, the Registration Rights Agreement, and the New Intercreditor Agreement shall be consistent in all material respects with this Plan and the ECA Document Requirements and shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied (other than the occurrence of the Effective Date), which shall occur simultaneously with the satisfaction of all conditions precedent under such documents;

(d) all conditions precedent to the effectiveness of the New First Lien Notes Indenture, the New Second Lien PIK Toggle Notes Indenture, the Rights Offering, the Equity Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, the Registration Rights Agreement, and the New Intercreditor Agreement have occurred or been waived;

(e) the New First Lien Notes, the New Second Lien PIK Toggle Notes, and the Equity Issuance shall have been fully funded;

(f) the Professional Fee Escrow shall have been funded;

(g) all governmental and third-party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by this Plan shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions;

(h) all documents and agreements necessary to implement this Plan shall have (i) been tendered for delivery and (ii) been effected or executed by all Entities party thereto, and all conditions precedent to the effectiveness of such documents and agreements shall have been satisfied or waived pursuant to the terms of such documents or agreements; and

(i) the Debtors have supported (and not objected to, delayed, impeded, or taken any other action to interfere with) the relief requested in the Application of Quantum Pacific (Gibraltar) Limited Pursuant to 11 U.S.C. §§ 503(b)(3)(D) and 503(b)(4) for Allowance and Reimbursement of Reasonable Professional Fees and Actual, Necessary Expenses in Making a Substantial Contribution in These Chapter 11 Cases, filed on August 2, 2018 [Docket No. 458] to the extent consistent with the terms of the Global Settlement.

9.3 Waiver of Conditions Precedent. Each of the conditions precedent in Sections 9.1 and 9.2 may be waived only if waived in writing by the Debtors, the Required Consenting Creditors, and QPGL, in each case, solely as it relates to the ECA

Document Requirements, without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate this Plan.

9.4 Effect of Failure of Conditions. If the conditions listed in Sections 9.1 and 9.2 of this Plan are not satisfied or waived in accordance with Section 9.3 of this Plan on or before the first Business Day that is more than thirty (30) days after the date on which the Confirmation Order is entered or by such later date as may be agreed between the Debtors and the Required Consenting Creditors and set forth by the Debtors in a notice filed with the Bankruptcy Court prior to the expiration of such period, this Plan shall be null and void in all respects and nothing contained in this Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims by or against or any Interests in the Debtors, (b) prejudice in any manner the rights of any Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking by the Debtors, any Holders of Claims or Interests, or any other Entity.

ARTICLE X

EFFECT OF PLAN CONFIRMATION

10.1 Binding Effect. Following the Effective Date, this Plan shall be binding upon and inure to the benefit of the Debtors, their Estates, all present and former Holders of Claims and Interests, whether or not such Holders voted in favor of this Plan, and their respective successors and assigns.

10.2 Compromise and Settlement of Claims, Interests, and Controversies. Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, this Plan incorporates the Global Settlement which reflects an integrated compromise and settlement designed to achieve a beneficial and efficient resolution of these Chapter 11 Cases for all parties in interest. Accordingly, in consideration of the distributions and other benefits provided under this Plan, the provisions of this Plan, including the releases and Third-Party Release set forth in Section 10.3, shall constitute a good faith compromise and settlement of all Claims, Causes of Action, disputes, or controversies relating to the rights that a Holder of a Claim may have with respect to any Claim or any distribution to be made pursuant to this Plan on account of any such Claim (except as provided in this Plan (including, for the avoidance of doubt, the Retained Causes of Action), the Confirmation Order, or any contract, instrument, release, or other agreement entered into or delivered in connection with this Plan). The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, as of the Effective Date, of the compromise or settlement of all such Claims, Causes of Action, disputes, or controversies provided for herein, and the Bankruptcy Court’s determination that such compromises and settlements are in the best interests of the Debtors, their estates, the Reorganized Debtors, creditors, and all other parties in interest, and are fair, equitable, and within the range of reasonableness. The compromises and settlement described herein shall be deemed non-severable from each other and from all other terms of this Plan.

The Debtors reserve the right to revoke or withdraw this Plan as to any Debtor or all of the Debtors prior to the Confirmation Date or at the Confirmation Hearing. If the Debtors revoke or withdraw this Plan as to any or all of the Debtors, or if the Confirmation Date or the Effective Date does not occur as to any or all of the Debtors, then as to such Debtor(s): (a) this Plan will be null and void in all respects; (b) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests, assumption or rejection of Executory Contracts or Unexpired Leases effected by this Plan, and any document or agreement executed pursuant to this Plan) will be deemed null and void; and (c) nothing contained in this Plan, nor any action taken or not taken by the Debtors with respect to this Plan, the Disclosure Statement, nor any action taken or not taken by the Debtors with respect to this Plan, the Disclosure Statement, or the Confirmation Order, shall be or shall be deemed to be: (i) a waiver or release of any Claims by or against such Debtor(s); (ii) an admission, acknowledgement, offer, or undertaking of any sort by such Debtor(s) or any other party in interest; or (iii) prejudicial in any manner to the rights of such Debtor(s) or any other party in interest. The revocation or withdrawal of this Plan with respect to one or more Debtors shall not require re-solicitation of this Plan with respect to the remaining Debtors.

10.3 Releases and Related Matters.

(a) Releases by the Debtors. Pursuant to section 1123(b) of the Bankruptcy Code, and without limiting any other applicable provisions of, or releases contained in, this Plan, as of the Effective Date, the Debtors and their Estates, the Reorganized Debtors, and any other person seeking to exercise the rights of the Estates, to the extent permitted by applicable law, shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged any and all liabilities, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise that such Person or Entity has, had, or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided herein and under the Confirmation Order and the Bankruptcy Code), in each case, relating to a Debtor, the Estates, the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of this Plan, the Exhibits, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the Registration Rights Agreement, the Rights Offering, the QP Private Placement, the New Second Lien PIK Toggle Notes Commitment Agreement, the Equity Commitment Agreement, the DIP Facility, or the Restructuring Transactions, or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under this Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions shall have no effect on: (i) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under this Plan or any contract, instrument, release, or other agreement or document (A) previously assumed, (B) entered into during the Chapter 11 Cases, or (C) to be entered into, assumed, or delivered in connection with this Plan; or (ii) the liability of any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud). For the avoidance of doubt, nothing in this Section 10.3(a) shall relieve any Released Party from any obligation or liability under this Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in this Plan. The Debtor Release is: (1) essential to the Confirmation of this Plan; (2) an exercise of the Debtors’ business judgment; (3) in exchange for the good and valuable consideration and substantial contributions provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Debtor Release; (5) in the best interests of the Debtors and all Holders of Claims and Interests; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Debtors, the Reorganized Debtors, and the Estates and each of their current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former officers, managers, directors, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, principals, members, employees, agents, managed accounts or funds, management companies, fund advisors, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such asserting any Claim or Cause of Action released pursuant to the Debtor Release.

(b) Releases by the Releasing Parties. Without limiting any other applicable provisions of, or releases contained in, this Plan, as of the Effective Date, in consideration for the obligations of the Debtors and the Reorganized Debtors under this Plan, and the consideration and other contracts, instruments, releases, agreements, or documents to be entered into or delivered in connection with this Plan, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged any and all liabilities whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that such Releasing Party has, had, or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided herein and under the

Confirmation Order and the Bankruptcy Code), in each case, relating to a Debtor, the Estates, the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of this Plan, the Exhibits, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the Registration Rights Agreement, the Rights Offering, the QP Private Placement, the New Second Lien PIK Toggle Notes Commitment Agreement, the Equity Commitment Agreement, the DIP Facility, or the Restructuring Transactions or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under this Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of this Section 10.3(b) shall have no effect on: (i) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under this Plan or any contract, instrument, release, or other agreement or document (A) previously assumed, (B) entered into during the Chapter 11 Cases, or (C) to be entered into, assumed, or delivered in connection with this Plan; (ii) the liability of any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud); or (iii) any non-Released Party. For the avoidance of doubt, nothing in this provision shall relieve any Released Party from any obligation or liability under this Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained herein. The Third-Party Release is: (1) essential to the Confirmation of this Plan; (2) given in exchange for the good and valuable consideration and substantial contributions provided by the Released Parties; (3) a good faith settlement and compromise of the Claims released by the Third-Party Release; (4) in the best interests of the Debtors and their Estates; (5) fair, equitable, and reasonable; (6) given and made after due notice and opportunity for hearing; and (7) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.

Notwithstanding anything to the contrary in this Plan, including but not limited to in Sections 10.3, 10.5, and 10.6 of this Plan, nothing in this Plan shall (I) release, discharge, restrict, or otherwise impact any indemnification given to either Indenture Trustee by a member of the Ad Hoc Group, including any affiliates (whether or not such member or affiliate is a Releasing Party under the Plan), in an instruction given by or on behalf of the Ad Hoc Group or any member (including any affiliates) thereof to either Indenture Trustee in connection with the Chapter 11 Cases (an “Instruction”), (II) bar the enforcement of any such indemnification rights contained in the Instruction against such member of the Ad Hoc Group (including any affiliates) or its assets or property, or (III) restrict or impair any other rights that either Indenture Trustee may have pursuant to such Instruction and the 2017 Notes Indenture or 2020 Notes Indenture, as applicable.

(c) Waiver of Statutory Limitation on Releases. Without limiting any other applicable provisions of, or releases contained in, this Plan, each Releasing Party in each of the releases contained in this Plan (including under this Section 10.3) expressly acknowledges that although ordinarily a general release may not extend to claims which the releasing party does not know or suspect to exist in his favor, which if known by it may have materially affected its settlement with the party released, it has carefully considered and taken into account in determining to enter into the above releases the possible existence of such unknown losses or claims. Without limiting the generality of the foregoing, each Releasing Party expressly waives any and all rights conferred upon it by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it may have materially affected its settlement with the Released Party, including the provisions of California Civil Code Section 1542. The releases contained in Article X of this Plan are effective regardless of whether those released matters are presently known, unknown, suspected or unsuspected, foreseen or unforeseen.

10.4 Discharge of the Debtors.

(a) Upon the Effective Date, except as provided in this Plan or the Confirmation Order, the Debtors, and each of them, shall be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in section 502 of the Bankruptcy Code, whether or not (i) a Proof of Claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, (iii) a Claim based upon such debt is or has been Disallowed by order of the Bankruptcy Court, or (iv) the Holder of a Claim based upon such debt accepted this Plan.

(b) As of the Effective Date, except as provided in this Plan or the Confirmation Order, all Persons shall be precluded from asserting against the Debtors or the Reorganized Debtors any other or further Claims, debts, rights, Causes of Action, claims for relief, liabilities, or Interests relating to the Debtors based upon any act, omission, transaction, occurrence, or other activity of any nature that occurred prior to the Effective Date. In accordance with the foregoing, except as provided in this Plan or the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities against the Debtors, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment obtained against the Debtors at any time, to the extent that such judgment relates to a discharged Claim.

(c) For the avoidance of doubt, this Section 10.4 shall not apply to any Claims, debts, rights, Causes of Action, claims for relief, liabilities, or Interests arising under the New Secured Debt Documents, whether executed prior to, on, or after the Effective Date.

10.5 Injunction. Except as otherwise provided in this Plan or the Confirmation Order, from and after the Effective Date, (a) to the extent a party’s Claim is discharged pursuant to this Plan or the Confirmation Order, such party shall be permanently enjoined from pursuing such Claim against the parties that have been discharged pursuant to this Plan or the Confirmation Order, and (b) to the extent a party’s Claim has been released pursuant to this Plan or the Confirmation Order, such Releasing Party shall be permanently enjoined from pursuing such Claim against the applicable Released Party, including (i) commencing or continuing in any manner any action or other proceeding of any kind, including on account of any Claims, Interests, Causes of Action, or liabilities that have been Released; (ii) enforcing, levying, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order; (iii) creating, perfecting, or enforcing any Lien, Claim, or encumbrance of any kind; (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any debt, liability, or obligation due to the Debtors, Reorganized Debtors, or Released Parties; and (v) commencing or continuing any act, in any manner, or in any place to assert any Claim, or send any notice or invoice in respect of any Claim that has been discharged or released under this Plan or that does not otherwise comply with or is inconsistent with the provisions of this Plan; provided, however, that nothing contained in this Plan shall (A) preclude an Entity from obtaining benefits directly and expressly provided to such Entity pursuant to the terms of this Plan; (B) be construed to prevent any Entity from defending against Claims objections or collection action, whether by asserting a right of setoff, recoupment, or otherwise, to the extent permitted by law; or (C) enjoining or precluding any Entity that is not a Releasing Party from taking any of the foregoing enforcement actions against QPGL or any member of the Ad Hoc Group or its assets or property on account of any Claims, Interests, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, or liabilities that such Entity has not waived, discharged, compromised, or released pursuant to this Plan or that have not been exculpated pursuant to Section 10.6.

10.6 Exculpation and Limitation of Liability. From and after the Effective Date, the Exculpated Parties shall neither have nor incur any liability to any Person or Entity, and no Holder of a Claim or Interest, no other party in interest, and none of their respective Representatives, each in their capacity as such, shall have any right of action against any Exculpated Party for any act taken or omitted to be taken before the Effective Date based on the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation,

Confirmation, or consummation of this Plan, the Exhibits, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the Registration Rights Agreement, the Rights Offering, the QP Private Placement, the New Second Lien PIK Toggle Notes Commitment Agreement, the Equity Commitment Agreement, the DIP Facility, or the Restructuring Transactions or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under this Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of this Section 10.6 shall have no effect on: (a) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under this Plan or any contract, instrument, release, or other agreement or document (i) previously assumed, (ii) entered into during the Chapter 11 Cases, or (iii) to be entered into or delivered in connection with this Plan; or (b) the liability of any Exculpated Party from any obligation or liability under this Plan.

10.7 Term of Bankruptcy Injunction or Stays. Except as provided otherwise in this Plan, from and after the entry of an order closing these Chapter 11 Cases, the automatic stay of section 362(a) of the Bankruptcy Code shall terminate.

10.8 Post-Confirmation Date Retention of Professionals. Upon the Confirmation Date, any requirement that professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate and the Reorganized Debtors will employ and pay professionals in the ordinary course of business.

ARTICLE XI

RETENTION OF JURISDICTION

11.1 Retention of Jurisdiction. Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction (unless otherwise indicated) over all matters arising in, arising out of, and/or related to, the Chapter 11 Cases and this Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

(a) resolve any matters related to the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which any Debtor is a party or with respect to which any Debtor may be liable and to hear, determine, and, if necessary, liquidate any Claims arising therefrom;

(b) decide or resolve any motions, adversary proceedings, contested, or litigated matters, and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date (which jurisdiction shall be non-exclusive as to any such non-core matters);

(c) enter such orders as may be necessary or appropriate to implement or consummate the provisions of this Plan, and all contracts, instruments, releases, and other agreements or documents created in connection with this Plan, the Disclosure Statement, the Plan Supplement, or the Confirmation Order (including the New First Lien Notes, the New Second Lien PIK Toggle Notes, the Rights Offering, the Equity Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, and the New Intercreditor Agreement);

(d) resolve any cases, controversies, suits, or disputes that may arise in connection with the consummation, interpretation, or enforcement of this Plan or any contract, instrument, release, or other agreement or document that is executed or created pursuant to this Plan, or any entity’s rights arising from or obligations incurred in connection with this Plan or such documents;

(e) modify this Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with this Plan or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, this Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with this Plan or the Confirmation Order, in such manner as may be necessary or appropriate to consummate this Plan;

(f) hear and determine all applications for compensation and reimbursement of expenses of Professionals under this Plan or under sections 330, 331, 503(b), and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Effective Date the payment of fees and expenses by the Reorganized Debtors, including professional fees, shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

(g) issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with consummation, implementation, or enforcement of this Plan or the Confirmation Order;

(h) adjudicate controversies arising out of the administration of the Estates or the implementation of this Plan;

(i) resolve any cases, controversies, suits, or disputes that may arise in connection with Claims, including the Bar Date, related notice, claim objections, allowance, disallowance, estimation, and distribution;

(j) hear and determine Retained Actions by or on behalf of the Debtors or the Reorganized Debtors;

(k) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked, or vacated, or distributions pursuant to this Plan are enjoined or stayed;

(l) determine any other matters that may arise in connection with or relate to this Plan, the Disclosure Statement, the Confirmation Order, the Plan Supplement, or any contract, instrument, release, or other agreement or document created in connection with this Plan, the Plan Supplement, the Disclosure Statement, or the Confirmation Order;

(m) enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Chapter 11 Cases;

(n) hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under the Bankruptcy Code; and

(o) enter an order closing the Chapter 11 Cases.

11.2 Jurisdiction for Certain Other Agreements. This Plan shall not modify the jurisdictional provisions of the New Secured Debt Documents, the New Intercreditor Agreement, or the Registration Rights Agreement. Notwithstanding anything herein to the contrary, on and after the Effective Date, the Bankruptcy Court’s retention of jurisdiction pursuant to this Plan shall not govern the enforcement or adjudication of any rights or remedies with respect to or as provided in the New Secured Debt Documents, the New Intercreditor Agreement, or the Registration Rights Agreement, and the jurisdictional provisions of such documents shall control.

11.3 No Limitation on Enforcement by SEC on Non-Debtors. Notwithstanding any language to the contrary contained herein, in the Disclosure Statement, or in the Confirmation Order, no provision of this Plan or the Confirmation Order shall (a) preclude the SEC from enforcing its police or regulatory powers; or (b) enjoin, limit, impair, or delay the SEC from commencing or continuing any claims, causes of action, proceedings, or investigations against any non-Debtor person or non-Debtor entity in any forum.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1 Payment of Statutory Fees. All fees payable pursuant to section 1930 of title 28 of the United States Code shall be paid on the earlier of when due or the Effective Date.

12.2 Amendment or Modification of this Plan. Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code, the Debtors reserve the right to alter, amend, or modify this Plan at any time prior to or after the Confirmation Date but prior to the substantial consummation of this Plan, subject to the consent of the Required Consenting Creditors and QPGL, in each case, subject to the ECA Document Requirements. A Holder of a Claim that has accepted this Plan shall be deemed to have accepted this Plan, as altered, amended, or modified, if the proposed alteration, amendment, or modification does not materially and adversely change the treatment of the Claim of such Holder.

12.3 Substantial Consummation. On the Effective Date, this Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

12.4 Severability of Plan Provisions. If, prior to the Confirmation Date, any term or provision of this Plan is determined by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of this Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

12.5 Successors and Assigns. This Plan shall be binding upon and inure to the benefit of the Debtors, and their respective successors and assigns, including the Reorganized Debtors. The rights, benefits, and obligations of any Entity named or referred to in this Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor, or assign of such Entity.

12.6 Revocation, Withdrawal, or Non-Consummation. The Debtors reserve the right to revoke or withdraw this Plan at any time prior to the Confirmation

Date and to file other plans of reorganization, subject to the consent of the Required Consenting Creditors. If the Debtors revoke or withdraw this Plan, or if Confirmation or consummation of this Plan does not occur, then (a) this Plan shall be null and void in all respects; (b) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount any Claim or Class of Claims), assumption of Executory Contracts or Unexpired Leases effected by this Plan, and any document or agreement executed pursuant to this Plan shall be deemed null and void; and (c) nothing contained in this Plan, and no acts taken in preparation for consummation of this Plan, shall (i) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person, (ii) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or (iii) constitute an admission of any sort by the Debtors or any other Person.

12.7 Governing Law. Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an Exhibit hereto or a schedule in the Plan Supplement provides otherwise, the rights, duties, and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of law thereof.

12.8 Time. In computing any period of time prescribed or allowed by this Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

12.9 Immediate Binding Effect. Notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of this Plan and Plan Supplement shall be immediately effective and enforceable and deemed binding upon and inure to the benefit of the Debtors, the New First Lien Noteholders, the New Second Lien PIK Toggle Noteholders, the Equity Commitment Parties, the New Second Lien PIK Toggle Notes Commitment Parties, the Holders of Claims and Interests, the Released Parties, the Exculpated Parties, and each of their respective successors and assigns, including the Reorganized Debtors.

12.10 Entire Agreement. On the Effective Date, this Plan, the Plan Supplement, and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into this Plan.

12.11 Notice. All notices, requests, and demands to or upon the Reorganized Debtors to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile or other electronic transmission, when received and telephonically confirmed, addressed as follows:

PACIFIC DRILLING S.A.

11700 Katy Freeway

Houston, TX 77079

(713) 334-6662

Attention: Paul Reese and Lisa Buchanan

E-mail: p.reese@pacificdrilling.com,

l.buchanan@pacific drilling.com

and

TOGUT, SEGAL & SEGAL LLP

One Penn Plaza, Suite 3335

New York, New York 10119

(212) 594-5000

Attention: Albert Togut, Frank A. Oswald, Kyle J. Ortiz, and Amy M. Oden

E-mail: altogut@teamtogut.com, frankoswald@teamtogut.com, kortiz@teamtogut.com, aoden@teamtogut.com

Counsel for Debtors and Debtors in Possession

-and-

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Andrew N. Rosenberg and Elizabeth R. McColm

E-mail: arosenberg@paulweiss.com, emccolm@paulweiss.com

Counsel for the Ad Hoc Group

-and-

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036-6522

Attention: Jay M. Goffman and George R. Howard

E-mail: jay.goffman@skadden.com, george.howard@skadden.com

Counsel for QPGL

12.12 Exhibits. All Exhibits to this Plan are incorporated and are a part of this Plan as if set forth in full herein.

12.13 Filing of Additional Documents. On or before substantial consummation of this Plan, the Debtors shall file such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan, including the Plan Supplement.

12.14 Conflicts. In the event that provisions of the Disclosure Statement and provisions of this Plan conflict, the terms of this Plan shall govern.

Dated:	October 31, 2018 New York, New York

PACIFIC DRILLING S.A.
(for itself and on behalf of each of the other Debtors)

By:	/s/ Lisa Manget Buchanan
	Name:	Lisa Manget Buchanan
	Title:	Senior Vice President, General Counsel, and Secretary

Exhibit B

Notice of Effective Date

TOGUT, SEGAL & SEGAL LLP

One Penn Plaza, Suite 3335

New York, New York 10119

(212) 594-5000

Albert Togut

Frank A. Oswald

Kyle J. Ortiz

Amy M. Oden

Attorneys for Debtors and Debtors in Possession

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK
x
In re: PACIFIC DRILLING S.A., et al., Debtors[1]	: : : : : : : :	Chapter 11 Case No. 17-13193 (MEW) (Jointly Administered)
x

NOTICE OF

OCCURRENCE OF EFFECTIVE DATE OF FOURTH AMENDED JOINT

PLAN OF REORGANIZATION FOR PACIFIC DRILLING S.A. AND CERTAIN

OF ITS AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

PLEASE TAKE NOTICE that on             , 2018 (the “Confirmation Date”), the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) entered an order [Docket No.         ] (the “Confirmation Order”) confirming the Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated October 29, 2018 [Docket No. 713] (the “Plan”)2 for Pacific Drilling S.A. and certain of its affiliates

[1]

The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are: Pacific Drilling S.A., Pacific Drilling (Gibraltar) Limited, Pacific Drillship (Gibraltar) Limited, Pacific Drilling, Inc. (1524), Pacific Drilling Finance S.à.r.l., Pacific Drillship SARL, Pacific Drilling Limited, Pacific Sharav S.à.r.l. (2431), Pacific Drilling VII Limited, Pacific Drilling V Limited, Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073), Pacific Bora Ltd. (9815), Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103), Pacific Drilling Operations, Inc. (4446), Pacific Santa Ana S.à.r.l. (6417), Pacific Drilling, LLC (7655), Pacific Drilling Services, Inc. (5302), Pacific Drillship Nigeria Limited (0281) and Pacific Sharav Korlátolt Felelősségű Társaság.

[2]	All capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Plan.

and subsidiaries, as debtors and debtors in possession in the above-captioned chapter 11 cases (collectively, the “Debtors”).3

PLEASE TAKE FURTHER NOTICE that copies of the Confirmation Order, the Plan, and the related documents are available on the Bankruptcy Court’s website at http://www.nysb.uscourts.gov. To access the Bankruptcy Court’s website, you will need a PACER password and login, which can be obtained at http://www.pacer.psc.uscourts.gov.

PLEASE TAKE FURTHER NOTICE that copies of the Confirmation Order, the Plan, and related documents may also be examined by interested parties during normal business hours at the office of the Clerk of the Bankruptcy Court. Copies of the Confirmation Order, the Plan, and the related documents may also be obtained by request to the Debtors’ notice and claims agent, Prime Clerk LLC, at 866-396-3566 (domestic) or 646-795-6175 (international), or by email at pacificdrillingballots@primeclerk.com, and are available for download at https://cases.primeclerk.com/pacificdrilling/.

PLEASE TAKE NOTICE that the Effective Date of the Plan occurred on November     , 2018.

PLEASE TAKE FURTHER NOTICE that, unless otherwise provided by the Plan, the Confirmation Order, any other applicable order of the Bankruptcy Court, or agreed to by the Holder of an Allowed Administrative Claim and the Debtors, all requests for payment of Administrative Claims must be filed and served on the Debtors no later than December     , 2018 (the “Administrative Claims Bar Date”). Holders of Administrative Claims that are required to file and serve a request for payment of such Administrative Claims that do not file and serve such a request by the Administrative Claims Bar Date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date.

PLEASE TAKE FURTHER NOTICE that, unless otherwise provided by an order of the Bankruptcy Court, any Proofs of Claim based upon the rejection of the Debtors’ Executory Contracts or Unexpired Leases pursuant to the Plan must be filed with the Bankruptcy Court and served on the Reorganized Debtors no later than thirty (30) days after the Effective Date.

PLEASE TAKE FURTHER NOTICE that the Plan and its provisions are binding on the Debtors, the Reorganized Debtors, any Holder of a Claim against, or Interest in, the Debtors and such Holder’s respective successors and assigns, whether or

[3]	For the avoidance of doubt, PDVIII and PDSI (together, the “Zonda Plan Debtors”) are not Debtors under the Plan. The Zonda Plan Debtors will be subject to a separate chapter 11 plan.

2

not the Claim or Interest of such Holder is Impaired under the Plan and whether or not such Holder or Entity voted to accept the Plan.

[Remainder of Page Intentionally Left Blank]

Dated:	New York, New York

November    , 2018

PACIFIC DRILLING S.A., on behalf of itself and its affiliated Debtors and Debtors in Possession

By their Attorneys:
TOGUT, SEGAL & SEGAL LLP
By:

/s/ DRAFT
ALBERT TOGUT
FRANK A. OSWALD
KYLE J. ORTIZ
AMY M. ODEN

One Penn Plaza, Suite 3335
New York, New York 10119
Telephone: (212) 594-5000
Fax: (212) 967-4258

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